Form 51-102F4
Business Acquisition Report

Item 1 – Identity of Company

1.1 Name and Address of Company

GOLD ROYALTY CORP. (the "**Company**" or "**GRC**")
1830-1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3

1.2 Executive Officer

The following executive officer of the Company is knowledgeable about the Acquisitions (as defined herein) and this report and may be contacted respecting the Acquisitions and this report:

Josephine Man
Chief Financial Officer
Telephone: (604) 396-3066

Item 2 – Details of Acquisition

2.1 Nature of Business Acquired

On November 5, 2021, the Company completed its acquisition of all of the outstanding common shares (the "**RZZ Shares**") of Abitibi Royalties Inc. ("**RZZ**") and all of the outstanding common shares (the "**GZZ Shares**") of Golden Valley Mines and Royalties Ltd. ("**GZZ**"), in accordance with court approved plans of arrangement under section 288 of the *Business Corporations Act* (British Columbia) and under section 192 of the *Canada Business Corporations Act*, respectively (the "**Arrangements**").

The Arrangements were completed pursuant to arrangement agreements dated September 6, 2021 between each of the Company and RZZ and the Company and GZZ (collectively, the "**Arrangement Agreements**").

RZZ is a British Columbia company which was incorporated primarily to acquire certain carried interests and net smelter royalty interests of GZZ and to acquire and generate other royalty interests. RZZ's directly and indirectly held royalties, include, among other things:

1. a 100% interest in the Malartic CHL Prospect near Malartic, Québec;
2. a 100% interest in the Luc Bourdon and Bourdon West Prospects; and
3. a 2% net smelter royalty interest in certain mining claims located in the Township of Fournière, Registration Division of Abitibi, Province of Québec held by Osisko Explorations Ltd.

GZZ is a company existing under the laws of Canada which carried on generative programs and systematic exploration efforts at majority-owned grassroots projects. GZZ owns 44.98% of the outstanding common shares of RZZ.

Further information regarding the Arrangements and RZZ's business and assets is included in the management information circular of RZZ dated October 1, 2021 (the "**RZZ Circular**"), a copy of which is available under RZZ's profile at www.sedar.com. Further information regarding GZZ's business and assets is included in the management information circular of GZZ dated October 1, 2021 (the "**GZZ Circular**"), a copy of which is available under GZZ's profile at www.sedar.com.

2.2 Acquisition Date

November 5, 2021.

2.3 Consideration

Pursuant to the Arrangement Agreements and the Arrangements, GRC acquired all of the issued and outstanding RZZ common shares (the "**RZZ Shares**") and all of the issued and outstanding GZZ common shares (the "**GZZ Shares**"). As a result of the completion of the Arrangements, each of RZZ and GZZ have become a wholly-owned subsidiary of GRC. Each RZZ Share was acquired by GRC in exchange for 4.6119 common shares of GRC (each, a "**GRC Share**") and each GZZ Share was acquired by GRC in exchange for 2.1417 GRC Shares. The aggregate consideration paid by GRC on closing of the Arrangements consisted of an aggregate of 61,104,200 GRC Shares.

Pursuant to the Arrangement with GZZ, each of the 1,166,389 options to purchase GZZ Shares (each, a "**GZZ Option**") that were outstanding immediately prior to the effective time were exchanged for 2,498,045 options to purchase GRC Shares.

2.4 Effect on Financial Position

As a result of the Acquisitions, the Company has added RZZ's and GZZ's royalty portfolios to its existing royalty portfolio.

The effect of the Arrangements on the Company's financial position is outlined in the unaudited pro forma financial statements attached as Schedule "A".

The unaudited pro forma adjustments described therein are based on estimates and assumptions made by management, all of which are preliminary and have been made solely for the purpose of preparing the unaudited pro forma financial statements. Changes are expected as valuations of assets acquired and liabilities assumed are completed and as additional information becomes available. Accordingly, the final fair value determinations may differ from those set forth in the unaudited pro forma condensed combined financial statements and such adjustments may be material.

Except as described herein, the Company does not currently have any plans or proposals for material changes in its business affairs or the affairs of the acquired businesses which would have a significant effect on the financial performance and financial position of the

Company. Nevertheless, the Company will continue to evaluate its plans with respect to RZZ and GZZ and RZZ's and GZZ's assets.

The information set out above is a summary only and is qualified in its entirety by the information contained in the RZZ Circular and GZZ Circular and the pro forma financial statements attached to this business acquisition report.

2.5 ***Prior Valuations***

Not applicable.

2.6 ***Parties to Transaction***

Each of the Arrangements with RZZ and GZZ were not a transaction with an informed person, associate or affiliate of the Company.

2.7 ***Date of Report***

November 15, 2021.

Item 3 – Financial Statements and Other Information

The following financial statements included in this report are as follows:

i. attached as Schedule "A" are the unaudited pro forma combined financial statements of the Company that give effect to the Arrangements, consisting of: the interim statements of financial position as at June 30, 2021, statements of loss for the period from incorporation on June 23, 2020 to September 30, 2020 and statements of loss for the nine months ended June 30, 2021, and the accompanying notes thereto;

ii. attached as Schedule "B" are the unaudited interim financial statements of RZZ for the three and six months ended June 30, 2021;

iii. attached as Schedule "C" are the unaudited interim financial statements of GZZ for the three and six months ended June 30, 2021;

iv. attached as Schedule "D" are the audited annual consolidated financial statements of RZZ for the years ended December 31, 2020 and 2019; and

v. attached as Schedule "E" are the audited annual consolidated financial statements of GZZ for the years ended December 31, 2020 and 2019.

The Company has not requested or obtained the consent of MNP LLP, as to RZZ, or GZZ, to include their auditor's report into this business acquisition report, as permitted under National Instrument 51-102 – *Continuous Disclosure Obligations*.

Schedule "A"

See attached.

GoldRoyalty

GOLD ROYALTY CORP.

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

June 30, 2021 and September 30, 2020

(Expressed in United States Dollars)

(Unaudited)

Gold Royalty Corp.

Pro Forma Condensed Combined Statement of Financial Position

As at June 30, 2021

(Unaudited, expressed in United States dollars unless otherwise stated)

	Gold Royalty Corp.	Ely Gold Royalties Inc.	Golden Valley Mines and Royalties Ltd. Note 1	Ely Pro Forma Transaction Accounting Adjustments Note 5		Golden Valley & Abitibi Royalties Inc. Pro Forma Transaction Accounting Adjustments Note 7		Pro Forma Combined Gold Royalty Corp., Ely, Golden Valley & Abitibi
Assets								
Current assets								
Cash and cash equivalents	$ 85,552,642	$ 5,082,585	$ 13,246,513	$ (72,481,837)	(a)	$ (12,231,421)	(a)	$ 19,168,482
Restricted cash	-	-	3,195,819	-		-		3,195,819
Marketable securities	-	1,233,682	225,366	-		-		1,459,048
Prepaid and other receivables	2,131,712	583,592	483,582	-		-		3,198,886
	$ 87,684,354	$ 6,899,859	$ 17,151,280	$ (72,481,837)		$ (12,231,421)		$ 27,022,235
Non-current assets								
Royalties and other mineral interests	$ 13,682,527	$ 25,312,126	$ 323,470	$ 217,458,465	(b)	$ 365,973,252	(b)	$ 622,749,840
Investments	-	-	25,718,227	-		-		25,718,227
Investments in associates	-	-	1,383,862	-		895,847	(c)	2,279,709
Equipment	1,250	-	-	-		-		1,250
Right-of-use lease asset	-	54,753	-	-		-		54,753
Reclamation bond	-	21,913	-	-		-		21,913
Deferred charges	-	547,271	-	(547,271)	(c)	-		-
	$ 13,683,777	$ 25,936,063	$ 27,425,559	$ 216,911,194		$ 366,869,099		$ 650,825,692
	$ 101,368,131	$ 32,835,922	$ 44,576,839	$ 144,429,357		$ 354,637,678		$ 677,847,927
Current Liabilities								
Accounts payable and accrued liabilities	$ 651,819	$ 584,681	$ 287,501	$ 682,933	(a)	$ -		$ 2,206,934
Current portion of lease obligation	-	40,626	-	-		-		40,626
Current portion of obligation under royalty acquisition	-	164,324	-	-		-		164,324
Income taxes payable	-	-	47,482	-		-		47,482
Derivative liability	-	-	1,263,559	-		-		1,263,559
	$ 651,819	$ 789,631	$ 1,598,542	$ 682,933		$ -		$ 3,722,925
Non-current liabilities								
Lease obligation	$ -	$ 18,200	$ -	$ -		$ -		$ 18,200
Obligation under royalty acquisition	-	54,980	-	-		-		54,980
Loan	-	-	48,408	-		-		48,408
Derivative liability	-	-	-	3,037,702	(d)	-		3,037,702
Deferred tax liability	-	-	805,577	42,280,097	(e)	94,469,705	(d)	137,555,379
	$ 651,819	$ 862,811	$ 2,452,527	$ 46,000,732		$ 94,469,705		$ 144,437,594
Equity								
Issued Capital	$ 98,065,176	$ 55,655,074	$ 24,069,197	$ 74,752,109	(f),(g)	$ 272,897,215	(e)	$ 525,438,771
Reserve	8,140,975	7,553,776	4,705,687	(4,950,809)	(d),(g)	4,284,895	(f)	19,734,524
Accumulated deficit	(5,930,841)	(28,888,413)	(7,810,994)	26,279,999	(a),(g)	4,146,285	(g)	(12,203,964)
Accumulated other comprehensive loss	441,002	(2,347,326)	-	2,347,326	(g)	-		441,002
Non-controlling interest	-	-	21,160,422	-		(21,160,422)	(h)	-
	$ 100,716,312	$ 31,973,111	$ 42,124,312	$ 98,428,625		$ 260,167,973		$ 533,410,333
	$ 101,368,131	$ 32,835,922	$ 44,576,839	$ 144,429,357		$ 354,637,678		$ 677,847,927

See accompanying notes to unaudited pro forma condensed combined financial statements.

Gold Royalty Corp.

Pro Forma Condensed Combined Statement of Loss

For the period from incorporation on June 23, 2020 to September 30, 2020
(Unaudited, expressed in United States Dollars unless otherwise stated)

	Gold Royalty Corp.	Ely Gold Royalties Inc.	Golden Valley Mines and Royalties Ltd. Note 1	Ely Pro Forma Transaction Accounting Adjustments Note 5		Golden Valley & Abitibi Royalties Inc. Pro Forma Transaction Accounting Adjustments Note 7		Pro Forma Combined Gold Royalty Corp., Ely, Golden Valley & Abitibi
Revenue	$ -	$ 569,424	$ 243,368	$ (74,191)	(h)	$ (45,186)	(i)	$ 693,415
Cost of sales	-	(523,422)	-	(25,056)	(i)	-		(548,478)
Gross profit	$ -	$ 46,002	$ 243,368	$ (99,247)		$ (45,186)		$ 144,937
Expenses								
Consulting fees	$ -	$ 91,333	$ -	$ -		$ -		$ 91,333
Depreciation	45	6,524	-	-		-		6,569
Management and directors' fees	15,698	91,462	31,196	2,920,006	(j)	2,731,421	(j)	5,789,783
General and administrative	5,106	170,274	285,357	-		-		460,737
Professional fees	119,782	85,460	123,579	4,898,818	(j)	9,500,000	(k)	14,727,639
Exploration and evaluation	-	-	13,110	-		-		13,110
Share-based compensation	-	337,099	11,868	543,134	(j)	-		892,101
Operating loss for the period	$ (140,631)	$ (736,150)	$ (221,742)	$ (8,461,205)		$ (12,276,607)		$ (21,836,335)
Other items								
Interest income	$ -	$ 19,018	$ 1,997	$ -		$ -		$ 21,015
Interest expense	-	(47,659)	(12,945)	-		-		(60,604)
Accretion of deferred charges	-	(310,293)	-	310,293	(c)	-		-
Change in fair value of investments & derivatives	-	(100,561)	5,004,471	-		-		4,903,910
Foreign exchange gains (losses)	-	12,019	(76,878)	-		-		(64,859)
Share of loss of associates	-	-	(2,145)	-		-		(2,145)
Loss on warrant derivatives	-	-	-	(702,251)	(d)	-		(702,251)
Commissions	-	-	-	-		-		-
	$ (140,631)	$ (1,163,626)	$ 4,692,758	$ (8,853,163)		$ (12,276,607)		$ (17,741,269)
Income tax benefit (expense)	-	-	(606,067)	1,810,653	(k)	2,340,671	(l)	3,545,257
Net (loss) income	$ (140,631)	$ (1,163,626)	$ 4,086,691	$ (7,042,510)		$ (9,935,936)		$ (14,196,012)
Net (loss) income for the period attributable to:								
Shareholders of Parent	$ (140,631)	$ (1,163,626)	$ 2,269,424	$ (7,042,510)		$ (8,118,669)	(m)	$ (14,196,012)
Non-controlling interest	-	-	1,817,267	-		(1,817,267)	(m)	-
Net (loss) income for the period attributable to Gold Royalty Corp.	$ (140,631)	$ (1,163,626)	$ 4,086,691	$ (7,042,510)		$ (9,935,936)		$ (14,196,012)
Net loss per share (Note 9)	(140,631)							$ (0.17)
Weighted average number of common shares outstanding basic and diluted (Note 9)	1							81,933,897

See accompanying notes to unaudited pro forma condensed combined financial statements.

Gold Royalty Corp.

Pro Forma Condensed Combined Statement of Loss

For the nine months ended June 30, 2021

(Unaudited, expressed in United States Dollars unless otherwise stated)

	Gold Royalty Corp.	Ely Gold Royalties Inc.	Golden Valley Mines and Royalties Ltd. Note 1	Ely Pro Forma Transaction Accounting Adjustments Note 5	Golden Valley & Abitibi Royalties Inc. Pro Forma Transaction Accounting Adjustments Note 7	Pro Forma Combined Gold Royalty Corp., Ely, Golden Valley & Abitibi
Revenue	$ -	$ 2,210,862	$ 1,462,326	$ (611,043) (h)	$ (156,531) (i)	$ 2,905,614
Cost of sales	-	(2,008,733)	-	(225,432) (i)	-	(2,234,165)
Gross profit	$ -	$ 202,129	$ 1,462,326	$ (836,475)	$ (156,531)	$ 671,449
Expenses						
Consulting fees	$ 743,192	$ 473,061	$ -	$ -	$ -	$ 1,216,253
Depreciation	435	26,692	-	-	-	27,127
Management and directors' fees	333,357	799,978	98,565	-	-	1,231,900
General and administrative	1,200,941	324,490	1,416,802	-	-	2,942,233
Professional fees	1,529,731	842,552	618,419	-	-	2,990,702
Exploration and evaluation	-	-	43,158	-	-	43,158
Royalty interests	-	-	47,175	-	-	47,175
Share-based compensation	1,926,867	128,551	35,890	-	-	2,091,308
Operating loss for the period	$ (5,734,523)	$ (2,393,195)	$ (797,683)	$ (836,475)	$ (156,531)	$ (9,918,407)
Other items						
Interest income	51,814	20,520	2,895	-	-	75,229
Interest expense	-	(89,584)	(99,217)	-	-	(188,801)
Accretion of deferred charges	-	(969,509)	-	969,509 (c)	-	-
Change in fair value of investments & derivatives	-	(14,973)	(6,289,435)	-	-	(6,304,408)
Bad debt	-	(91,377)	-	-	-	(91,377)
Foreign exchange losses	(107,501)	(37,543)	(633,725)	-	-	(778,769)
Share of loss of associates	-	-	(196,513)	-	-	(196,513)
Gain on sale of mineral property	-	-	106,978	-	-	106,978
Loss on warrant derivatives	-	-	-	(422,175) (d)	-	(422,175)
Commissions	-	-	-	-	-	-
Gains on dilution of equity investments	-	-	90,830	-	-	90,830
Gain on loss of significant influence	-	-	308,179	-	-	308,179
	$ (5,790,210)	$ (3,575,661)	$ (7,507,691)	$ (289,141)	$ (156,531)	$ (17,319,234)
Income tax benefit (expense)	-	-	1,218,922	722,952 (k)	268,881 (l)	2,210,755
Net loss for the period	$ (5,790,210)	$ (3,575,661)	$ (6,288,769)	$ 433,811	$ 112,350	$ (15,108,479)
Net loss for the period attributable to:						
Shareholders of Parent	$ (5,790,210)	$ (3,575,661)	$ (2,652,607)	$ 433,811	$ (3,523,812) (m)	$ (15,108,479)
Non-controlling interest	-	-	$ (3,636,162)	-	$ 3,636,162 (m)	-
Net loss for the period attributable to Gold Royalty Corp.	$ (5,790,210)	$ (3,575,661)	$ (6,288,769)	$ 433,811	$ 112,350	$ (15,108,479)
Net loss per share (Note 9)	$ (0.22)					$ (0.14)
Weighted average number of common shares outstanding, basic and diluted (Note 9)	26,534,794					111,838,691

See accompanying notes to unaudited pro forma condensed combined financial statements.

(Unaudited, expressed in United States Dollars unless otherwise stated)

1. BASIS OF PRESENTATION

These unaudited pro forma condensed combined financial statements have been prepared in connection with the transactions between Gold Royalty Corp. (the "Company" or "Gold Royalty"), Golden Valley Mines and Royalties Ltd. ("GZZ") and GZZ's non-wholly owned subsidiary Abitibi Royalties Inc. ("RZZ") (together, the "Acquirees") as set forth in the Arrangement Agreements between Gold Royalty and GZZ (the "GZZ Agreement") and Gold Royalty and RZZ (the "RZZ Agreement"), both dated September 6, 2021 (collectively, the "Arrangement Agreements"). Pursuant to the Arrangement Agreements, Gold Royalty acquired all the issued and outstanding common shares of each of GZZ and RZZ (the "Transactions") on November 5, 2021. The completion of each of the GZZ Agreement and RZZ Agreement was conditional on the completion of the arrangement contemplated in the other agreement and, accordingly, the Transactions constitute a single business combination.

Subsequent to June 30, 2021 and prior to entering into the Arrangement Agreements, the Company acquired Ely Gold Royalties Inc. ("Ely") on August 23, 2021 (the "Ely Transaction"). These unaudited pro forma condensed combined financial statements also incorporate pro forma adjustments associated with the Ely Transaction (see note 5).

These unaudited pro forma condensed combined financial statements have been prepared from information derived from, and should be read in conjunction with the financial statements of the Company, Ely and each of the Acquirees, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), specifically (i) the audited consolidated financial statements of the Company as at and for the period from incorporation on June 23, 2020 to September 30, 2020 and the audited consolidated financial statements of each of Ely and each of the Acquirees as at and for the year ended December 31, 2020; (ii) the interim consolidated financial statements of Ely and each of the Acquirees for the three months ended September 30, 2020; (iii) the interim consolidated financial statements of the Company and each of the Acquirees for the interim period ending June 30, 2021; and (iv) the continuous disclosure documents of the Company, Ely and the Acquirees, available under their respective profiles on SEDAR, updating the Company's and the Acquirees' financial information subsequent to June 30, 2021. Each of the interim consolidated financial statements has been prepared in accordance with IFRS relevant to the preparation of interim financial statements including IAS 34 Interim Financial Reporting.

Prior to the Transactions' closing on November 5, 2021, GZZ owned approximately 45% of RZZ. GZZ's consolidated financial statements referred to above include RZZ as a consolidated subsidiary and, accordingly, the historical financial statements of both the Acquirees are represented by the historical financial statements of GZZ in these pro forma condensed combined financial statements.

These pro forma condensed combined financial statements have been compiled from and include:

(a) An unaudited pro forma condensed combined statement of financial position as of June 30, 2021 combining:
  - (i) The unaudited condensed interim consolidated statement of financial position of the Company as of June 30, 2021;
  - (ii) The unaudited condensed interim consolidated statement of financial position of Ely as of June 30, 2021;
  - (iii) The unaudited condensed interim consolidated statement of financial position of GZZ as of June 30, 2021; and
  - (iv) The adjustments described in Notes 5 and 7.

(Unaudited, expressed in United States Dollars unless otherwise stated)

This statement assumes that the Transactions and the Ely Transaction occurred June 30, 2021.

(b) An unaudited pro forma condensed combined statement of loss for the period from the Company's incorporation on June 23, 2020 to September 30, 2020 combining:
   (i) The consolidated statement of loss of the Company for the period from incorporation on June 23, 2020 to September 30, 2020;
   (ii) The unaudited condensed interim consolidated statement of loss of Ely for the three months ended September 30, 2020;
   (iii) The unaudited condensed interim consolidated statement of net income of GZZ for the three months ended September 30, 2020; and
   (iv) The adjustments described in Notes 5 and 7.

This statement assumes that the Transactions and the Ely Transaction occurred on June 23, 2020.

(c) An unaudited pro forma condensed combined statement of loss for the nine months ended June 30, 2021 combining:
   (i) The unaudited condensed interim consolidated statement of loss of the Company for the nine months ended June 30, 2021;
   (ii) The unaudited consolidated statement of loss of Ely for the nine months ended June 30, 2021, which has been constructed by combining the statements of income (loss) for each of the three months ended December 31, 2020 (constructed by subtracting the results from the nine months ended September 30, 2020 from the results for the year ended December 31, 2020), March 31, 2021 and June 30, 2021;
   (iii) The unaudited consolidated statement of net loss of GZZ for the nine months ended June 30, 2021, which has been constructed by combining the statements of net income (loss) for the three months ended December 31, 2020 (constructed by subtracting the results from the nine months ended September 30, 2020 from the results for the year ended December 31, 2020) and the six months ended June 30, 2021; and
   (iv) The adjustments described in Notes 5 and 7.

This statement assumes that the Transactions and the Ely Transaction occurred on June 23, 2020.

The operations of Ely and the Acquirees from June 23, 2020 to June 30, 2020 were not material and no adjustments were included for that seven-day period. The constructed historical income statements of Ely and the Acquirees described above were prepared for the purpose of the pro forma condensed combined financial statements and do not conform with the consolidated financial statements of Ely or the Acquirees filed on SEDAR.

In combining Ely's and each of the Acquirees' consolidated financial statements with those of the Company, the Company has:

- Converted Ely's and the Acquirees' consolidated statements of financial position from Canadian dollars (C$) to US dollars ($) based on an exchange rate in effect on June 30, 2021 (0.8068 $ per C$);
- Converted Ely's consolidated statements of loss from C$ to $ using the average exchange rate in effect for the relevant reporting period (0.7508, 0.7676, 0.7899 and 0.8144 $ per C$ for the three months ended September 30, 2020, December 31, 2020, March 31, 2021 and June 30, 2021 respectively); and
- Converted the Acquirees' consolidated statements of net income (loss) from C$ to $ using the average exchange rate in effect for the relevant reporting period (0.7508 and 0.7676 $ per C$ for

(Unaudited, expressed in United States Dollars unless otherwise stated)

the three months ended September 30, 2020 and December 31, 2020, respectively, and 0.8023 $ per C$ for the six months ended and June 30, 2021); and
- Reclassified line items on Ely's and the Acquirees' consolidated financial statements to conform with the Company's financial statement presentation.

The unaudited pro forma condensed combined financial statements are not intended to reflect the financial performance or the financial position of the Company which would have resulted had the Transactions and the Ely Transaction been consummated on the dates indicated. Actual amounts recorded upon completion of the Transactions and the Ely Transaction will likely differ from those recorded in the unaudited pro forma condensed combined financial statements and such differences could be material. Among other things, management has not presented any pro forma management adjustments related to any potential synergies that may be realized and integration costs that may be incurred upon completion of the Transactions or the Ely Transaction. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the unaudited pro forma condensed combined financial statements are set out in the Company's audited consolidated financial statements as at and for the period from incorporation on June 23, 2020 to September 30, 2020. In preparing the unaudited pro forma condensed combined financial statements a preliminary review was undertaken to identify whether there are any accounting policy differences between the accounting policies used by Ely and the Acquirees and those of the Company where the impact was potentially material to the pro forma condensed combined financial statements and could be reasonably estimated. Based on this preliminary review, the Company has not identified accounting policies applicable to similar transactions undertaken by the Acquirees or Ely that significantly depart from those followed by the Company and would have a significant impact on the pro forma condensed combined financial statements. For purposes of these pro forma condensed combined financial statements, where the Company did not previously have an accounting policy for transactions undertaken by the Acquirees or Ely during the relevant periods, it has retained the policy and elections taken by the Acquirees or Ely. A final review of accounting policies and elections will be completed in conjunction with the purchase accounting and preparation of the Company's annual financial statements for the year ended September 30, 2021 (with respect to Ely) and the Company's interim financial statements for the three months ending December 31, 2021 and annual financial statements for the year ending September 30, 2022 (with respect to the Acquirees) to ensure any differences have been identified, synchronized and recognized.

3. DESCRIPTION OF THE TRANSACTIONS

Under the terms of the Transactions:

- GZZ shareholders received 2.1417 Gold Royalty shares for each GZZ common share as set forth in the GZZ Agreement (the "GZZ Ratio"); and
- RZZ shareholders received 4.6119 Gold Royalty shares for each RZZ common share as set forth in the RZZ Agreement (the "RZZ Ratio").

Each outstanding GZZ stock option was exchanged for a Gold Royalty stock option using the GZZ Ratio and will have a Canadian dollar exercise price equal to the GZZ stock option exercise price divided by the GZZ Ratio.

4. USE OF ESTIMATES

These pro forma financial statements reflect the Ely Transaction and the Transactions as business combinations in accordance with IFRS 3 *Business Combinations* ("IFRS 3"). Gold Royalty has been identified as the acquirer in each transaction on the basis that Gold Royalty shareholders retain a majority of shares over the combined entity on both a basic and fully diluted basis, Gold Royalty paid a premium over the prices of Ely and the Acquirees' shares, and all members of Gold Royalty executive management and directors will continue with the combined entity. Accordingly, the Company has applied the principles of IFRS 3 in accounting for the acquisitions of Ely (Note 5) and the Acquirees (Notes 6 and 7), which requires the Company to recognize the identifiable assets acquired and liabilities assumed at their fair value, consideration transferred in the acquisitions at fair value and goodwill or a bargain purchase gain, if any, as the excess or deficiency of consideration transferred over the net acquisition date fair value of identifiable assets acquired and liabilities assumed.

The Company has not completed a detailed valuation process to arrive at the required final estimates of the fair value of Ely's and the Acquirees' assets acquired and liabilities assumed at the closing date of the Ely Transaction and the Transactions. The Company's management is in the process of finalizing the respective acquisition date statements of financial position and determining the final fair values of the assets and liabilities acquired. As a result, the pro forma adjustments set out herein are only preliminary and are subject to change as additional information becomes available and additional analysis performed. The preliminary pro forma adjustments have been made solely for the purpose of providing this unaudited pro forma financial information.

The fair value assumptions with respect to the assets acquired and liabilities assumed have been based on information obtained in discussions with the management of each acquired business, preliminary valuation information, due diligence and other information presented in the acquired business' public filings. A final determination of the fair value of the acquired business' assets and liabilities will be performed in conjunction with the preparation of the Company's financial statements for the period including the completion date of each acquisition. Changes in the fair value estimates of assets acquired and liabilities assumed upon completion of the final valuations would result in adjustments to the values reflected in the unaudited pro forma condensed combined statement of financial position and unaudited pro forma condensed combined statement of loss. The final estimate of purchase consideration and purchase price allocation may differ from the amounts reflected below, in particular the valuation of Ely's warrants and replacement stock options, which is estimated using an expected share price volatility based on a peer group of companies. The allocation of the purchase price to the assets and liabilities acquired may be materially different than the amounts reflected in the pro forma information presented below for the reasons described above.

5. ELY TRANSACTION, PRO FORMA ASSUMPTIONS AND TRANSACTION ACCOUNTING ADJUSTMENTS

On August 23, 2021, the Company acquired all of the issued and outstanding Ely common shares, resulting in Ely becoming a wholly-owned subsidiary of Gold Royalty. The consideration given by Gold Royalty in exchange for the common shares of Ely (including shares issued on settlement of Ely options just prior to completion of the Ely Transaction) consisted of $65,016,496 (C$84,008,748) in cash and 30,902,176 Gold Royalty common shares, or $200,850,664 in total consideration. The 15,946,732 Ely warrants outstanding immediately prior to closing of the Transaction became exercisable into 3,906,949 of Gold Royalty common shares with no change in the aggregate underlying C$ exercise price, for an estimated total value for the warrants of $5,640,669 at the acquisition date (see note 5(d)) which is included in total consideration.

(Unaudited, expressed in United States Dollars unless otherwise stated)

The Ely Transaction pro forma fair value of assets acquired and liabilities assumed based on assets and liabilities in existence at June 30, 2021 is as follows:

Net Assets acquired:	
Cash and cash equivalents (note 5(a))	$ 11,974
Marketable securities	1,233,682
Prepaids and other receivables	583,592
Royalties and other mineral property interests	242,770,591
Right-of-use lease asset	54,753
Reclamation bond	21,913
Accounts payable and accrued liabilities	(1,267,614)
Lease liabilities, including current portion	(58,826)
Obligation under royalty acquisition, including current portion	(219,304)
Deferred tax liability	(42,280,097)
Purchase Consideration	**$ 200,850,664**

The Company is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information. Assumptions and transaction adjustments made are as follows:

a) The net issuance of cash in partial settlement to Ely equity holders as described above (including $65,016,496 treated as purchase consideration and $329,450 treated as Day 1 compensation expense), the payment of $2,920,006 change of control payments to members of Ely management under pre-existing agreements and the payment of $4,898,818 of transaction costs incurred subsequent to June 30, 2021 of which: $2,833,538 were incurred by Ely ($2,150,605 as a pro forma adjustment to cash and $682,933 as a pro forma adjustment to accounts payable and accrued liabilities) and $2,065,280 were incurred by GRC.

   The Day 1 compensation expense total of $543,134 and GRC's transaction costs of $2,065,280 are reflected in accumulated deficit in the pro forma condensed combined statement of financial position as of June 30, 2021 and on June 23, 2020 in the pro forma condensed combined statement of loss, corresponding to the Ely Transaction consummation date in the respective pro forma condensed combined financial statements.

b) The difference between the estimated fair value and carrying value of Ely's royalties. For purposes of the pro forma condensed combined financial statements, any excess of purchase consideration over the estimated fair value of Ely's net assets has been assumed to be attributable to the fair value of acquired royalties. Upon completion of the valuation of royalties, such excess (shortfall), if any, will be reclassified to goodwill or a bargain purchase gain.

   These pro forma condensed combined financial statements include a preliminary allocation of (i) $16,924,945 to royalties that are currently generating royalty payments as a result of production or advance minimum royalties ("Producing Royalties") which are subject to depletion (see 5(i) below) and (ii) $225,845,646 to exploration potential, associated with royalties which are not currently subject to depletion. If the Company's estimate of the fair value of Producing Royalties is increased or decreased, this will result in a corresponding proportionate increase or decrease to depletion expense, presented in cost of sales.

c) The elimination of deferred charges and the associated amortization expense related to Ely's credit facility cancelled prior to the close of the Ely Transaction.

d) The impact of warrants outstanding at the Ely Transaction date, as adjusted to reflect the effect of the Ely Transaction including $2,602,967 classified as equity in accordance with IFRS 2

Share-based Payment and presented in reserve and $3,037,702 classified as derivative liabilities in accordance with IAS 32 *Financial Instruments: Presentation* because they are denominated in Canadian dollars, which differs from the Company's functional currency. The fair value of warrants at the Ely Transaction date has been estimated using the share price of GRC shares, the exchange rate at the Ely Transaction closing date and volatility of 37%, determined based on a peer group of companies.

The change in fair value on the warrant derivative liabilities has been recorded as gain (loss) on warrant derivatives in the pro forma condensed combined statements of loss. Because the pro forma condensed combined statements of loss include periods before the Company included substantive operations or a trading share price, for purposes of estimating the change in fair value of the warrant derivative liabilities, the Company's pro forma share price has been assumed using a blended share price based on the share prices of Ely, the Acquirees (in both cases, as adjusted for the applicable share exchange ratio) and the Company, weighted based on the number of shares attributable to each party's shareholders at the applicable measurement date.

e) The impact on deferred tax liabilities as a result of pro forma adjustments to assets and liabilities, offset by the recognition of Ely's previously unrecognized deferred tax assets.

f) The issuance of common shares to Ely shareholders consisting of $130,193,499 treated as purchase consideration and $213,684 treated as day 1 stock compensation expense.

g) The elimination of Ely's historical equity balances at June 30, 2021 including $55,655,074 of issued capital, $7,553,776 of reserves, $28,888,413 accumulated deficit and $2,347,326 accumulated other comprehensive income.

h) The reduction in revenues related to option income on exploration properties that had no historical carrying value in Ely's financial statements. Fair value adjustments will be allocated to these properties as a result of the Ely Transaction. Option proceeds after the Ely Transaction will first be applied as a reduction of the new carrying value and will be recorded as revenue only after the new carrying value has been reduced to nil.

i) The increase in cost of sales represents the increase in depletion caused by the pro forma fair value adjustments to Producing Royalties (see 5(b) above). Any further increase (decrease) in the allocation of purchase consideration to Producing Royalties will create a proportionate increase (decrease) to cost of sales.

j) The recognition of transaction costs and compensation expense incurred subsequent to June 30, 2021 as if they were incurred on the date of the Transaction and are assumed to have been consummated during the earliest pro forma period for purposes of the condensed combined statements of loss.

k) An adjustment to income tax benefit (expense) based on US and Canadian tax rates applied to Ely's pre-tax income after permanent differences.

6. CONSIDERATION AND PURCHASE PRICE ALLOCATION OF THE TRANSACTIONS

The estimated purchase consideration for the acquisition of GZZ and RZZ was based on a share price of $4.86 representing Gold Royalty's closing share price on November 4, 2021, share price volatility of 37% and a foreign exchange rate of 0.8024 $ per C$.

GZZ options, all of which are vested prior to or as a result of the Transaction based on their original terms, were replaced with options on Gold Royalty shares. No portion of the value of replacement options was attributed to post-combination compensation expense.

(Unaudited, expressed in United States Dollars unless otherwise stated)

Purchase consideration:	
Shares issued in exchange for GZZ common shares	$ 143,264,387
Shares issued in exchange for RZZ common shares owned by parties other than GZZ	153,702,025
GRC options issued to replace GZZ stock options	8,990,582
	$305,956,994

The following table reflects the preliminary pro forma fair values of assets and liabilities of the Acquirees at June 30, 2021. The Transactions result in the acquisition of both the controlling and noncontrolling interest in RZZ. All intercompany assets and liabilities between GZZ and RZZ are eliminated in this presentation.

Net Assets acquired:		
Cash and cash equivalents (note 7(a))	$	4,679,801
Restricted cash		3,195,819
Marketable securities		225,366
Prepaids and other receivables		483,582
Royalties and other mineral interests (note 7(b))		366,296,722
Investments		25,718,227
Investments in associates		2,279,709
Accounts payable and accrued liabilities		(287,501)
Income taxes payable		(47,482)
Derivative liability		(1,263,559)
Loan		(48,408)
Deferred tax liability		(95,275,282)
Purchase Consideration	**$**	**305,956,994**

Transaction costs not included in purchase consideration:	$	9,500,000

7. GZZ PRO FORMA TRANSACTION ACCOUNTING ADJUSTMENTS

The unaudited pro forma condensed combined financial statements reflect adjustments to give effect to the business combination. The Company is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information. Assumptions and transaction accounting adjustments made are as follows:

a) The change of control payments of $2,731,421 to members of the Acquirees' management, directors, officers and consultants, and estimated payment of $9,500,000 of other transaction costs incurred subsequent to June 30, 2021 (of which approximately $5,835,291 are the Acquirees' transaction costs and $3,664,709 are the Company's transaction costs).

   The Company's transaction costs are reflected in accumulated deficit in the pro forma condensed combined statement of financial position as at June 30, 2021. All change of control payments and other transaction costs not recorded by the parties as at June 30, 2021 are reflected in the pro forma condensed combined statement of loss on June 23, 2020, corresponding to the assumed Transaction consummation date.

b) The difference between the estimated fair value and carrying value of the Acquirees' royalties and mineral interest properties. For purposes of the pro forma financial statements, any excess

(Unaudited, expressed in United States Dollars unless otherwise stated)

of purchase consideration over the estimated fair value of the Acquirees' net assets has been assumed to be attributable to the fair value of acquired royalties and other mineral interests. Upon completion of the valuation of royalties and mineral interests, such excess (shortfall), if any, will be reclassified to goodwill or a bargain purchase gain.

c) The difference between the fair value and the carrying value of the Acquirees' investment in associates based on the investees' trading price on June 30, 2021.

d) The impact of deferred tax liabilities as a result of the pro forma adjustments to assets and liabilities, offset by the recognition of the Acquirees previously unrecognized deferred tax assets.

e) The issuance of common shares to GZZ's shareholders of $143,264,387 and RZZ's shareholders (other than GZZ) of $153,702,025, and elimination of GZZ's historical issued capital of $24,069,197.

f) The issuance of replacement Gold Royalty stock options for GZZ stock options of $8,990,582 and elimination of GZZ's historical reserves of $4,705,687.

g) The elimination of GZZ's historical accumulated deficit balance of $7,810,994 and recording the Company's estimated transaction costs to be incurred subsequent to June 30, 2021 in the amount of $3,664,709.

h) The elimination of GZZ's historical carrying value of non-controlling interest.

i) The reduction in revenues related to mining option income on exploration properties that had no historical carrying value in the Acquirees' financial statements. Fair value adjustments will be allocated to these properties as a result of the Transactions. Mining option proceeds after the Transactions are completed will first be applied as a reduction of the new carrying value and will be recorded as revenue only after the new carrying value has been reduced to nil.

j) The recognition of change of control payments of $2,731,421 which are assumed to have been recognized at the assumed completion date of the Transaction on June 23, 2020.

k) The recognition of transaction costs expected to be incurred subsequent to June 30, 2021 as if they were incurred on the assumed completion date of the Transaction of June 23, 2020.

l) Adjustment to income tax benefit (expense) based on Canadian tax rates applied to the GZZ's pre-tax income after permanent differences.

m) The allocation of GZZ pro forma transaction accounting adjustments attributable to non-controlling interests of RZZ.

8. PRO FORMA SHARE CAPITAL

Gold Royalty pro forma share capital after the Transactions as at June 30, 2021 has been determined as follows:

(Unaudited, expressed in United States Dollars unless otherwise stated)

	Common Shares	Amount $
Issued and outstanding, June 30, 2021	41,621,347	98,065,176
Gold Royalty common shares issued in exchange for Ely shares and options, including shares recorded as Day 1 compensation cost (Note 5)	30,902,176	130,407,183
Gold Royalty common shares issued in exchange for the Acquirees' shares (Note 6)	61,104,200	296,966,412
Pro forma balance Issued and outstanding	133,627,723	525,438,771

9. PRO FORMA LOSS PER SHARE

Pro forma basic and diluted loss per share of has been calculated based on actual weighted average number of Gold Royalty common shares outstanding for the respective periods as well as the number of shares issued in connection with the Ely Transaction and the Transactions as if such shares had been outstanding since the later of incorporation or the date the associated equity was originally issued:

	Period from June 23 to September 30, 2020	Nine months ended June 30, 2021
Actual weighted average number of Gold Royalty common shares outstanding	1	26,534,794
Weighted average number of Gold Royalty common shares, issued in exchange for Ely shares and exercised options and warrants (Note 5)	27,080,114	30,463,954
Weighted average number of Gold Royalty common shares issued in exchange for GZZ shares	28,952,486	28,970,814
Weighted average number of Gold Royalty common shares, issued in exchange for RZZ shares not owned by GZZ	25,901,296	25,869,129
Pro forma weighted average number of Gold Royalty common shares outstanding	81,933,897	111,838,691
Pro forma net loss attributable to shareholders of the combined Company	$ 14,196,012	$ 15,108,479
Pro forma basic and diluted net loss per share	$ 0.17	$ 0.14

Schedule "B"

See attached.

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

(Unaudited)

ABITIBI ROYALTIES INC.

ABITIBI ROYALTIES INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

(unaudited)

	Notes	As at June 30, 2021	As at December 31, 2020
ASSETS			
Current			
Cash		$ **14,803,569**	$ 12,998,678
Restricted cash	8	**3,961,104**	385,415
Royalty receivable	7	**450,564**	425,180
Other receivables	5	**46,794**	108,926
Prepaid expenses		**-**	41,152
Total current assets		**19,262,031**	13,959,351
Non-current			
Exploration and evaluation assets	6	**89,201**	151,701
Investments	8	**31,064,391**	49,501,916
TOTAL ASSETS		$ **50,415,623**	$ 63,612,968
LIABILITIES			
Current			
Accounts payable and accrued liabilities		$ **125,611**	$ 727,968
Income taxes payable		**58,852**	2,464,798
Derivative financial instruments	9	**1,566,138**	4,243,318
Total current liabilities		**1,750,601**	7,436,084
Non-current			
Deferred tax liabilities	10	**998,484**	2,693,658
Total Liabilities		**2,749,085**	10,129,742
EQUITY			
Capital stock	11	**11,741,001**	11,751,929
Retained earnings		**35,925,537**	41,731,297
Total Equity		**47,666,538**	53,483,226
TOTAL LIABILITIES AND EQUITY		$ **50,415,623**	$ 63,612,968

Commitments (note 18)

"Glenn J. Mullan"
(signed Glenn J. Mullan)
Director

"Ian J. Ball"
(signed Ian J. Ball)
Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ABITIBI ROYALTIES INC.

ABITIBI ROYALTIES INC.

Condensed Interim Consolidated Statements of Net Income (loss) and Comprehensive Income (loss)

(Expressed in Canadian Dollars)

(Unaudited)

	Notes	For the three months ended June 30, 2021	For the three months ended June 30, 2020	For the six months ended June 30, 2021	For the six months ended June 30, 2020
Revenues					
Royalties	7	$ **450,564**	$ 93,633	$ **639,106**	$ 167,918
Dividends		**174,925**	169,400	**355,009**	232,565
		625,489	263,033	**994,115**	400,483
Operating expenses					
Salaries and employee benefits	15	**247,761**	280,876	**553,909**	590,219
Professional fees	14	**210,697**	109,032	**324,840**	238,155
Office expenses		**28,802**	15,947	**59,432**	29,821
Royalty interests	7	**34,000**	37,701	**58,800**	37,701
Travel and transport		**224**	-	**441**	584
Advertising and promotion		**-**	-	**700**	-
		521,484	443,556	**998,122**	896,480
Operating income (loss)		**104,005**	(180,523)	**(4,007)**	(495,997)
Other income (expenses)					
Change in fair value of investments		**489,400**	22,413,712	**(9,160,304)**	8,603,228
Change in fair value of derivatives		**736,837**	(3,641,315)	**4,269,228**	3,382,139
Change in fair value of derivatives resulting from foreign exchange		**15,549**	240,466	**48,181**	(167,275)
Foreign exchange gain (loss)		**(248,420)**	(221,240)	**(475,155)**	2,584,905
Commissions		**(28,496)**	66,315	**(85,415)**	(71,929)
Interest expense		**(917)**	(742)	**(2,181)**	(1,325)
Interest income		**154**	1,971	**1,360**	68,449
		964,107	18,859,167	**(5,404,286)**	14,398,192
Net income (loss) before income tax		**1,068,112**	18,678,644	**(5,408,293)**	13,902,195
Current tax expense (recovery)		**(80,817)**	(371,701)	**712,159**	1,965,913
Deferred tax expense (recovery)	10	**59,962**	2,409,033	**(1,695,174)**	(299,958)
Income tax expense (recovery)		**(20,855)**	2,037,332	**(983,015)**	1,665,955
Net income (loss) and comprehensive income (loss) for the period		$ **1,088,967**	$ 16,641,312	$ **(4,425,278)**	$ 12,236,240
Earnings (loss) per share					
Basic	13	$ **0.09**	$ 1.33	$ **(0.35)**	$ 0.98
Diluted	13	$ **0.09**	$ 1.33	$ **(0.35)**	$ 0.98
Weighted average number of common shares outstanding					
Basic	13	**12,463,909**	12,501,616	**12,467,991**	12,509,192
Diluted	13	**12,463,909**	12,501,616	**12,467,991**	12,509,192

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ABITIBI ROYALTIES INC.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Notes	Number of Common shares outstanding	Capital Stock	Retained earnings	Total Equity
Balance as at January 1, 2021		**12,474,311**	**$ 11,751,929**	**$ 41,731,297**	**$ 53,483,226**
Common shares repurchased and cancelled	11	**(11,600)**	**(10,928)**	**(258,347)**	**(269,275)**
Dividends paid		**-**	**-**	**(1,122,135)**	**(1,122,135)**
Net loss and total comprehensive loss for the period		**-**	**-**	**(4,425,278)**	**(4,425,278)**
Balance as at June 30, 2021		**12,462,711**	**$ 11,741,001**	**$ 35,925,537**	**$ 47,666,538**
Balance as at January 1, 2020		12,522,411	$ 11,797,244	$ 29,779,099	$ 41,576,343
Common shares repurchased and cancelled	11	(25,700)	(24,212)	(457,203)	(481,415)
Dividends paid		-	-	(844,293)	(844,293)
Net income and total comprehensive income for the period		-	-	12,236,240	12,236,240
Balance as at June 30, 2020		12,496,711	$ 11,773,032	$ 40,713,843	$ 52,486,875

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ABITIBI ROYALTIES INC.

ABITIBI ROYALTIES INC.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	Notes	For the six months ended June 30, 2021	2020
OPERATING ACTIVITIES			
Net income (loss) for the period		$ **(4,425,278)**	$ 12,236,240
Adjustment:			
Royalty interests		**58,800**	-
Change in fair value of investments		**9,160,304**	(8,603,228)
Change in fair value of derivatives		**(4,269,228)**	(3,382,139)
Change in fair value of derivatives resulting from foreign exchange		**(48,181)**	167,275
Deferred tax recovery		**(1,695,174)**	(299,958)
Foreign exchange loss (gain)		**418,492**	(93,199)
Changes in working capital items:			
Royalty receivable		**(25,384)**	905,619
Other receivables		**37,132**	(29,546)
Prepaid expenses		**41,152**	11,850
Accounts payable and accrued liabilities		**(602,357)**	(263,412)
Income taxes payable		**(2,405,946)**	1,965,913
Cash flows from (used by) operating activities		**(3,755,668)**	2,615,415
INVESTING ACTIVITIES			
Proceeds from settlement of derivative financial instruments	8	**9,314,033**	26,057,132
Payment on settlement of derivative financial instruments	8	-	(23,566,713)
Repurchase of derivative financial instruments		**(10,276)**	(29,119)
Proceeds from sale of derivative financial instruments		**1,650,504**	1,426,901
Increase in restricted cash		**(3,575,689)**	-
Acquisition of royalty interests		**(58,800)**	-
Proceeds from mining option agreement		**25,000**	-
Additions to exploration and evaluation assets		-	(71,250)
Proceeds from sale of other investments		**31,420**	-
Additions to other investments		**(5,731)**	(12,754)
Cash flows from investing activities		**7,370,461**	3,804,197
FINANCING ACTIVITIES			
Capital stock repurchased and cancelled	11	**(269,275)**	(481,415)
Dividends paid		**(1,122,135)**	(844,293)
Cash flows used by financing activities		**(1,391,410)**	(1,325,708)
Effect of foreign exchange rate changes on cash		**(418,492)**	93,199
Net increase in cash		**1,804,891**	5,187,103
Cash, beginning of period		**12,998,678**	2,457,178
Cash, end of period		$ **14,803,569**	$ 7,644,281

Cash transactions:			
Interest received related to operating activities:		$ **1,360**	$ 68,449
Dividends received related to investing activities:		**392,943**	219,969

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(Unaudited - expressed in Canadian dollars unless otherwise noted)

1) NATURE OF OPERATIONS

Abitibi Royalties Inc. (the "Company") and its subsidiary are engaged in building a royalty company by acquiring royalties and by exploring, evaluating and optioning/selling its mineral properties and other projects.

The Company was incorporated on February 18, 2010 under the Business Corporations Act of British Columbia. The head office of the Company is located at 152 Chemin de la Mine École, Val-d'Or, Québec, J9P 7B6. The Company's registered and records office is located at #530 - 355 Burrard Street, Vancouver, B.C. V6C 2G8. The Company also has administrative offices located at 2864 Chemin Sullivan, Val-d'Or, Québec, J9P 0B9.

The Company has a wholly-owned subsidiary, Abitibi Royalties (USA) Inc. ("Abitibi USA"), incorporated in the State of Nevada, USA on August 25, 2020. Abitibi USA's principal office is located at 241 Ridge Street, Suite 201, Reno, Nevada USA 89501.

The Company is trading on the TSX Venture Exchange under the trading symbol "RZZ" and is designated on the Nasdaq International Designation program under the ticker "ATBYF".

As at June 30, 2021, Golden Valley Mines and Royalties Ltd. ("Golden Valley"), a controlling shareholder, held a 44.98% (December 31, 2020 – 44.93%) interest in the Company.

2) BASIS OF PRESENTATION

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financing Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), under International Accounting Standard ("IAS") 34 - Interim Financial Reporting and the basis of the going concern assumption, meaning the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.

These interim financial consolidated statements were prepared using the same accounting policies, methods of computation and basis of presentation as outlined in Note 4 - Summary of Significant Accounting Policies, as described in the Company's annual audited consolidated financial statements for the year ended December 31, 2020, except for any changes in accounting policies as described in note 3. Interim consolidated financial statements do not include all the notes required in annual consolidated financial statements and, accordingly, should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2020.

Even though the Company holds significant investments in other entities, it does not qualify as an investment entity under IFRS 10 "*Consolidated Financial Statements*".

(Unaudited - expressed in Canadian dollars unless otherwise noted)

2) BASIS OF PRESENTATION (continued)

Approval of Financial Statements

These consolidated financial statements were approved for issuance by the Board of Directors on August 19, 2021.

3) RECENT ACCOUNTING PRONOUNCEMENTS

At the date of authorization of these consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that all of the pronouncements will be adopted in the Company's accounting policy for the first period beginning after the effective date of each pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company's financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company's financial statements.

In May 2020, the IASB issued a package of narrow-scope amendments to three standards (IFRS 3 "Business Combinations", IAS 16 "Property, Plant and Equipment" and IAS 37 "Provisions, Contingent Liabilities and Contingent Assets") as well as the IASB's Annual Improvements to IFRS Standards 2018 - 2020. These amendments to existing IFRS standards are to clarify guidance and wording, or to correct for relatively minor unintended consequences, conflicts or oversights. These amendments are effective for annual periods beginning on or after January 1, 2022. The Company is assessing the potential impact of these narrow-scope amendments.

4) JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been detailed in note 5 to the Company's annual audited consolidated financial statements for the year ended December 31, 2020.

Uncertainty due to COVID-19

The Company continues to actively monitor the impact of the COVID-19 pandemic, including the impact on economic activity and financial reporting. The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19.

(Unaudited - expressed in Canadian dollars unless otherwise noted)

4) JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Uncertainty due to COVID-19 (continued)

Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty.

In properties where the Company holds royalty interests, there previously has been temporary operational restrictions due to the ongoing COVID-19 pandemic, including operations being previously placed under care and maintenance and thereafter the resumption of mining activities. In the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

5) OTHER RECEIVABLES

		As at June 30, 2021		As at December 31, 2020
Dividend receivable	$	32,427	$	70,361
Sales taxes recoverable		14,367		13,565
Mining option receivable		-		25,000
	$	46,794	$	108,926

6) EXPLORATION AND EVALUATION ASSETS

The following table summarizes the carrying values of Exploration and Evaluations Assets by properties as at June 30, 2021 and December 31, 2020:

		As at June 30, 2021		As at December 31, 2020
Hees Property	$	75,000	$	75,000
Bathurst Property		12,500		75,000
Bullfrog South Property		1,701		1,701
	$	89,201	$	151,701

(Unaudited - expressed in Canadian dollars unless otherwise noted)

6) EXPLORATION AND EVALUATION ASSETS (continued)

Hees Property

On December 11, 2020, the Company entered into an agreement with two arm's length parties to acquire the Hees property, a property consisting of 30 claims located in Ontario, for the purchase price of $75,000. Pursuant to the agreement, the Company also granted a 0.5% NSR royalty on the property.

Upper Red Lake (formerly "Bathurst property") (Ontario)

On November 9, 2020, the Company entered into an agreement with two arm's length parties to acquire the Upper Red Lake property, a property consisting of seven claims located in Ontario, for the purchase price of $75,000. Pursuant to the agreement, the Company also granted a 0.5% NSR royalty on the property.

On February 4, 2021, Abitibi Royalties signed an option agreement with Xplore Resources Corp. ("Xplore") on the Upper Red Lake Project. Xplore may earn a 100% interest in the project by issuing to Abitibi Royalties $62,500 of Xplore's common shares based on the daily volume weighted average (the "VWAP") price of Xplore's shares for the 14-day period preceding the date of the execution of the Letter of Intent ("LOI") and by issuing to Abitibi Royalties $125,000 and $150,000 of Xplore's common shares based on the VWAP price of Xplore's shares for the 14-day period preceding the first and secondary anniversary date of the execution of the LOI, respectively. On March 5, 2021, the Company received 1,096,491 common shares of Xplore, with a fair value of $62,500, relating to this mining option agreement.

On Xplore completing its share issuance obligations, Abitibi Royalties will be granted a 1.5% NSR on the Upper Red Lake Project. Xplore has also agreed to complete sufficient exploration work on the property to maintain the project in good standing during the time of the option agreement.

Bullfrog South Project

On September 17, 2020, the Company staked the Bullfrog South Project, located in Nevada's Bullfrog Gold District.

On December 9, 2020, the Company entered into a mining option agreement with Bullfrog Mines LLC ("Bullfrog") on the Bullfrog South property. In accordance with the option agreement, in order to acquire a 100% interest in the property, Bullfrog must issue to Abitibi Royalties, over a two-year period, consideration of $175,000 in cash or share in its capital and reimburse the Company for mining claims fees to be paid in 2021. Upon the option being exercised, the Company will retain a 2.0% NSR on the property, Bullfrog has the option to purchase 0.5% of the NSR for $500,000 on or before December 9, 2030. To date, the Company received cash consideration of $25,000 relating to this mining option agreement which was recorded against the carrying value of the exploration and evaluation assets relating to the Bullfrog South property.

(Unaudited - expressed in Canadian dollars unless otherwise noted)

6) EXPLORATION AND EVALUATION ASSETS (continued)

Hammond Reef South property

On June 2, 2020, the Company entered into an agreement with two arm's length parties to acquire the Hammond Reef property. Pursuant to the agreement, the Company also granted one of the parties a 0.5% NSR royalty on the property.

On August 10, 2020, the Company entered into a mining option agreement with Victory Resources Corporation ("Victory") on the Hammond Reef South property. In accordance with the option agreement, in order to acquire a 100% interest in the property, Victory must: (i) issue to Abitibi Royalties, over a two-year period, cash consideration of $250,000 and share consideration of 2,750,000 common shares in its capital; and (ii) incur exploration expenditures in an aggregate amount of $550,000 over a three-year period, of which a minimum of $25,000 is to be spent in the first year of the option agreement. Upon the option being exercised, the Company will retain a 2.0% NSR on the property. To date, the Company received cash and share consideration of $25,000 and $72,500, respectively relating to this mining option agreement which were recorded against the carrying value of the exploration and evaluation assets relating to the Hammond Reef property. As of the date of approval of these unaudited interim consolidated financial statements, Victory has not fulfilled its obligations to in order to extend the option agreement.

Exploration and Evaluation Assets by Expenditures

Exploration and Evaluation Assets as at June 30, 2021 and December 31, 2020 are as follows:

Description		As at January 1, 2021		Additions		Credits		As at June 30, 2021
Acquisition and claims maintenance	$	**241,959**	$	-	$	-	$	**241,959**
Program management and consultants		**8,558**		-		-		**8,558**
Option payment received, net		**(98,816)**		-		**(62,500)**		**(161,316)**
	$	**151,701**	$	-	$	**(62,500)**	$	**89,201**

Description		As at January 1, 2020		Additions		Credits		As at December 31, 2020
Acquisition and claims maintenance	$	-	$	241,959	$	-	$	241,959
Program management and consultants		-		8,558		-		8,558
Option payment received, net		-		-		(98,816)		(98,816)
	$	-	$	250,517	$	(98,816)	$	151,701

(Unaudited - expressed in Canadian dollars unless otherwise noted)

7) ROYALTY INTERESTS

Main royalty interests

Malartic CHL 3% Royalty - Malartic, Québec

The area covered by the 3% NSR starts at the eastern edge of the Canadian Malartic Mine main open pit operated by Canadian Malartic GP (50% owned by Agnico Eagle Mines Limited ("Agnico Eagle") and Yamana Gold Inc. ("Yamana")). The 3% NSR also covers a number of mineralized zones; the eastern part of the Barnat Extension, the Jeffrey Zone and portions of the East Malartic, Odyssey, Sladen and Sheehan. The various underground zones are known as the Odyssey Project.

For the three and six months ended June 30, 2021, the Company earned royalties in the amount of $450,564 (or US$363,534) and $639,106 (or US$513,468) (for the three and six months ended June 30, 2020 - $93,633 (or US$68,707) and $167,918 (or US$121,068)) from this royalty interest.

Canadian Malartic 2% Royalty - Malartic, Québec

The area covered by the 2% NSR is on a single claim located just to the south of the Canadian Malartic open pit and covers the eastern portion of the Gouldie Zone and the historic Charlie Zone.

Other royalty interests

Authier North Lithium Royalty & Perrigo Royalties

In January and March 2021, the Company acquired a 1% NSR and 15% of any proceeds from a sale or joint venture on the Authier North Lithium property located approximately 40 kilometers north of Malartic, Québec for $24,000 and acquired, in February 2021, a royalty of 1.25% NSR (0.25% can be repurchased for $250,000) on the Perrigo project located in Ontario's Red Lake district for $8,300.

Malartic South

In May 2020, the Company entered into a series of agreements to acquire a package of royalties south of the Canadian Malartic Mine and also southeast of the Agnico Eagle's Goldex Mine. The agreements also entitled the Company to 15% of the gross proceeds (cash and shares) should the underlying properties be sold or joint ventured. The projects are owned and operated by Eagle Ridge Mining Inc. ("Eagle Ridge").

In May 2021, the Company further entered into two agreements with Eagle Ridge whereby the first agreement amends a previous royalty, increasing Abitibi Royalties' interest in the Malartic South Property from a 2% to 3% NSR on certain claims and the second agreement expands Abitibi Royalties' NSR to the south with a new 2.5% royalty and 15% of any gross proceeds (cash and shares) should the property be sold or joint ventured. The purchase price paid by the Company totaled $26,500.

(Unaudited - expressed in Canadian dollars unless otherwise noted)

7) ROYALTY INTERESTS (continued)

The Company's other royalty interest are as follows:

- Revillard Property 2% Royalty - Malartic, Québec
- 15% Net Profit Interest ("NPI") in the vicinity of Canadian Malartic Mine - Malartic, Québec
- Midway Project 1.5% Royalty - Malartic, Québec
- 1.5% Royalty in the Abitibi region, Québec
- 1.0% NSR on the New Alger Project in the Abitibi region, Québec.

8) INVESTMENTS

	As at June 30, 2021			As at December 31, 2020		
	Number of shares		Fair value	Number of shares		Fair value
Yamana Gold Inc.	996,795	$	5,203,270	2,105,895	$	15,309,857
Agnico Eagle Mines Limited	338,197		25,351,247	375,897		33,676,612
			30,554,517			48,986,469
Other investments			509,874			515,447
		$	31,064,391		$	49,501,916

For the six months ended June 30, 2021, the Company was called to deliver 37,700 common shares of Agnico Eagle at share prices ranging from US$50.00 to US$65.00 per share and received, before commissions, $2,734,388 (or US$2,149,000) and 1,109,100 common shares of Yamana at share prices ranging from US$3.00 to US$5.00 per share and received, before commissions, $6,579,645 (or US$5,171,050) from call options it had sold.

For the six months ended June 30, 2020, the Company was called to deliver 350,800 common shares of Agnico Eagle at share prices ranging from US$43.00 to US$55.00 per share and received, before commissions, $22,892,404 (or US$17,453,800) and 751,800 common shares of Yamana at share prices ranging from US$2.50 to US$3.50 per share and received, before commissions, $3,163,907 (or US$2,412,250) from call options it had sold. In addition, the Company was called to purchase 361,400 common shares of Agnico Eagle at a share price of US$45.00 per share and paid before commissions, $23,566,713 (or US$16,263,000) from put options it had sold.

Restricted cash

Restricted cash represents funds held as collateral on the put option contracts referred to in the *Derivative financial instruments* below. The funds will become unrestricted once the put option contracts are exercised, repurchased or expired. Restricted cash of $3,961,104 (or US$3,193,151) as at June 30, 2021 (December 31, 2020 - $385,415 (or US$302,405)) relates to funds held as collateral on the outstanding put option contracts of 180,300 shares (December 31, 2020 – 99,300 shares) of Agnico and of 1,695,500 shares (December 31, 2020 – nil shares) of Yamana as at June 30, 2021.

(Unaudited - expressed in Canadian dollars unless otherwise noted)

9) DERIVATIVE FINANCIAL INSTRUMENTS

The total call and put option contracts outstanding as at June 30, 2021 and December 31, 2020 are as follows:

	Expiry date	Number of shares under option		Exercise price range (USD)		As at June 30, 2021
Calls						
Yamana	Jul. 16, 2021	**140,000**	$	8.00	**$**	**29,498**
Yamana	Jan. 21, 2022	**642,700**		4.50 to 10.00		**171,403**
Yamana	Jan. 20, 2023	**23,100**		5.50 to 10.00		**19,112**
Agnico	Jan. 21, 2022	**240,100**		60.00 to 100.00		**489,123**
Agnico	Feb. 18, 2022	**10,500**		70.00 to 75.00		**37,926**
Agnico	Jan. 20, 2023	**21,500**		70.00 to 100.00		**132,256**
		1,077,900			**$**	**879,318**
Puts						
Yamana	Jul. 16, 2021	**1,051,000**	$	4.00		**117,235**
Yamana	Oct. 15, 2021	**644,500**		4.00		**303,541**
Agnico	Nov 19, 2021	**81,000**		40.00 to 45.00		**155,607**
Agnico	Jan 21, 2022	**99,300**		40.00 to 45.00		**110,437**
		1,875,800			**$**	**1,566,138**

	Expiry date	Number of shares under option		Exercise price range (USD)		As at December 31,2020
Calls						
Yamana	January 15, 2021	1,247,000	$	3.00 to 7.00	**$**	1,574,731
Yamana	April 16, 2021,	320,000		7.00 to 10.00		52,329
Yamana	July 16, 2021	140,000		8.00		57,039
Yamana	January 21, 2022	367,700		4.50 to 10.00		522,730
Yamana	January 2, 2023	2,100		10.00		3,208
Agnico	January 15, 2021	118,300		50.00 to 85.00		761,259
Agnico	February 19, 2021	82,200		85.00 to 100.00		53,360
Agnico	May 5, 2021	57,400		85.00 to 100.00		83,013
Agnico	January 21, 2022	103,600		60.00 to 100.00		929,767
Agnico	January 20, 2023	8,000		85.00 to 100.00		83,420
Puts						
Agnico	February 19, 2021	56,000	$	40.00 to 45.00		22,217
Agnico	January 21, 2022	43,300		40.00 to 45.00		100,245
		2,545,600			**$**	4,243,318

(Unaudited - expressed in Canadian dollars unless otherwise noted)

9) DERIVATIVE FINANCIAL INSTRUMENTS (continued)

For the three months ended June 30, 2021, the Company sold 2,315 call contracts (855 calls on Agnico Eagle shares and 1,460 calls on Yamana Gold shares) and sold 17,765 put contracts (810 puts on Agnico Eagle shares and 16,955 on Yamana Gold shares) for total cash proceeds of $716,086 (or US$582,374). In addition, 3,774 call option contracts expired (574 calls on Agnico Eagle shares and 3200 calls on Yamana Gold shares), 15,265 put options expired (810 on Agnico Eagle shares and 14,455 on Yamana Gold shares), and 2,500 put contracts on Yamana Gold shares were repurchased before expiration for $5,123 (or US$4,100).

For the six months ended June 30, 2021, the Company sold 4,565 call contracts (1,605 calls on Agnico Eagle shares and 2,960, calls on Yamana Gold shares) and sold 36,090 put contracts (2,180 puts on Agnico Eagle shares and 33,910 on Yamana Gold shares) for total cash proceeds of $1,650,504 (or US$1,318,041). In addition, 6,801 call option contracts expired (2,202 calls on Agnico Eagle shares and 4,599 calls on Yamana Gold shares), 15,265 put options expired (810 on Agnico Eagle shares and 14,455 on Yamana Gold shares), and 3,060 put contracts (560 on Agnico Eagle shares and 2,500 on Yamana Gold shares) were repurchased before expiration for $10,276 (or US$8,150). Also, 11,468 call contracts were exercised (377 calls on Agnico Eagle shares and 11,091 on Yamana Gold shares) as described in note 8.

For the three months ended June 30, 2020, the Company sold 3,630 call contracts (1,134 calls on Agnico Eagle shares and 2,496 calls on Yamana Gold shares) and sold 810 put contracts on Agnico Eagle shares for total cash proceeds of $830,685 (or US$601,440). In addition, 810 put option contracts on Agnico Eagle shares expired and 2 call contracts on Yamana shares were exercised before expiration.

For the six months ended June 30, 2020, the Company sold 10,703 call contracts (1,307 calls on Agnico Eagle shares and 9,396 calls on Yamana Gold shares) and sold 4,984 put contracts on Agnico Eagle shares for total cash proceeds of $1,426,901 (or US$1,051,105). In addition, 11,087 call option contracts on Yamana shares expired, 2 call contracts on Yamana shares were exercised before expiration and 3,600 call contracts on Yamana shares were repurchased before expiration for $29,119 (or US$22,250).

(Unaudited - expressed in Canadian dollars unless otherwise noted)

10) DEFERRED INCOME TAXES

Deferred tax assets (liabilities) and variation of recognized amounts

		As at January 1, 2021		Recognized in profit or loss		As at June 30, 2021
Exploration and evaluation assets	$	**320,013**	$	**(92,053)**	$	**227,960**
Investments		**(3,582,196)**		**2,144,049**		**(1,438,147)**
Share issuance costs		**6,286**		**(2,096)**		**4,190**
Derivative financial instruments		**562,239**		**(354,726)**		**207,513**
	$	**(2,693,658)**	$	**1,695,174**	$	**(998,484)**

		As at January 1, 2020		Recognized in profit or loss		As at December 31, 2020
Exploration and evaluation assets	$	687,841	$	(367,828)	$	320,013
Investments		(6,047,641)		2,465,445		(3,582,196)
Share issuance costs		8,389		(2,103)		6,286
Non-capital losses		915,903		(915,903)		-
Derivative financial instruments		1,189,723		(627,484)		562,239
	$	(3,245,785)	$	552,127	$	(2,693,658)

11) EQUITY

a) Capital stock

The capital stock of the Company consists only of fully paid common shares.

Authorized

- Unlimited number of common shares, without par value, voting and participating.
- Unlimited number of preferred shares, without par value, non-participating. The directors will define the rights, privileges, restrictions and conditions of these shares upon issuance.

(Unaudited - expressed in Canadian dollars unless otherwise noted)

11) EQUITY (continued)

Normal Course Issuer Bid

On September 24, 2020, the Company announced it received conditional acceptance to renew its NCIB for another year until October 5, 2021. This new approval allowed the Company to purchase up to 624,145 (representing 5% of the Company's total issued and outstanding common shares) of its common shares.

For the three months ended June 30, 2021, the Company repurchased and cancelled 4,400 of its common shares at prices varying from $22.53 to $23.00 per share for a total of $99,847.

For the six months ended June 30, 2021, the Company repurchased and cancelled 11,600 of its common shares at prices varying from $21.70 to $25.98 per share for a total of $269,275.

For the three months ended June 30, 2020, the Company repurchased and cancelled 10,000 common shares at prices varying from $15.14 to $22.25 per share for a total of $195,471.

For the six months ended June 30, 2020, the Company repurchased and cancelled 25,700 common shares at prices varying from $15.14 to $22.25 per share for a total of $481,415.

12) REMUNERATION

a) Salaries and employee benefits expense

The Company has implemented an Executive Compensation Policy (the "Policy") which approved certain amounts being paid and accrued to directors and officers. The Company's executives receive a salary in accordance with the amounts approved in the Policy and monthly accruals are being recorded to cover the total estimated meeting fee remuneration payable to directors. The directors and executive officers are also entitled to receive incentive stock options. The Company does not offer any other benefits or perquisites to its directors and executive officers. Refer below for non-renewal of the stock option plan.

The Chairman of the Board, the President and CEO, and the Chief Financial Officer of the Company are subject to Executive Employment Agreements ("Employment Agreements") which define their current remuneration and benefits. The Employment Agreements also provide for market standard payments on termination of employment without cause or following a change of control which could amount up to twice base salary and bonus, continuation of benefits and certain vesting acceleration clauses on restricted shares units and options.

(Unaudited - expressed in Canadian dollars unless otherwise noted)

12) REMUNERATION (continued)

b) Share-based payments

Stock option plan

The Company has adopted a 20% fixed option plan (the "Plan") in 2013. Pursuant to the Plan, options, for an aggregate total of 1,740,200 common shares, (representing 20% of the issued number of common shares \ outstanding at the time) may be granted to its directors, officers, employees, consultants or management companies from time to time. The exercise price of each option is fixed by the Board of Directors, but would not be less than the closing price of the Company's share on the trading day immediately prior to the date of grant less any discount permitted by the TSX Venture Exchange (the "Exchange"); if no sales were reported, it would be the sales closing price on the last trading day immediately prior to the date of grant on which sales were reported. The vesting period of the options would be determined by the Board of Directors, in accordance with the rules and regulations of the Exchange.

The Company has not renewed its stock option plan and has not granted stock options under the current plan since 2014. There are no stock options available under the plan eligible for grant.

13) EARNINGS (LOSS) PER SHARE

Earnings (loss) per share has been calculated using the weighted average number of common shares outstanding for the three and six months ended June 30, 2021 and 2020 as follows:

	For the three months ended June 30,		For the six months ended June 30,	
	2021	2020	**2021**	2020
Net income (loss) for the period attributable to shareholders	$ **1,088,967**	$ 16,641,312	$ **(4,425,278)**	$ 12,236,240
Weighted average number of common shares outstanding - Basic	**12,463,909**	12,501,616	**12,467,991**	12,509,192
Dilutive effect of stock options	**-**	-	**-**	-
Weighted average number of common shares outstanding - Diluted	**12,463,909**	12,501,616	**12,467,991**	12,509,192
Basic earnings (loss) per share	$ **0.09**	$ 1.33	$ **(0.35)**	$ 0.98
Diluted earnings (loss) per share	$ **0.09**	$ 1.33	$ **(0.35)**	$ 0.98

(Unaudited - expressed in Canadian dollars unless otherwise noted)

14) PROFESSIONAL FEES

The following table shows professional fees for the three and six months ended June 30, 2021 and 2020:

	For the three months ended June 30, 2021	For the three months ended June 30, 2020	For the six months ended June 30, 2021	For the six months ended June 30, 2020
Exchange, regulatory and transfer agent fees	$ **81,956**	$ 15,467	$ **127,807**	$ 73,189
Media relations and other consultants	**44,574**	29,624	**93,773**	71,178
Professional fees	**84,167**	63,941	**103,260**	93,788
	$ **210,697**	$ 109,032	$ **324,840**	$ 238,155

15) RELATED PARTY TRANSACTIONS

a) Transactions with the major shareholder

Starting on July 1, 2020, the Company entered into a Cost Sharing Arrangement (the "Sharing Arrangement ") with Golden Valley, pursuant to which Golden Valley will provide certain management and financial services such as office space and administrative support relating to the exploration offices located at 2864 Chemin Sullivan, Val-d'Or, Québec, J9P 0B9, in consideration of $21,404 per year (the "reimbursement"), payable on a monthly basis. The Sharing Arrangement provides for the reimbursement to be reviewed on an annual basis. For the three and six months ended June 30, 2021, the Company reimbursed Golden Valley the amount of $4,354 and $8,708 (for the three and six months ended June 30, 2020 - $nil) relating to this arrangement.

For the three and six months ended June 30, 2021, Golden Valley recharged office expenses to the Company for a total amount of $7,891 and $15,588 (for the three and six months ended June 30, 2020 - $5,278 and $10,495), respectively

For efficiency reasons, where the Company and Golden Valley are dealing with the same suppliers one may pay for both and be reimbursed by the other. As at June 30, 2021, the Company had indebtedness of $5,930 (December 31, 2020 - $10,956) to Golden Valley, which is included in accounts payable and accrued liabilities.

(Unaudited - expressed in Canadian dollars unless otherwise noted)

15) RELATED PARTY TRANSACTIONS (continued)

b) Transactions with key management

Key management personnel of the Company are the members of the Board of directors, as well as the President and Chief Executive Officer and the Chief Financial Officer. For the three and six months ended June 30, 2021 and 2020, the compensation paid to key management is presented below:

	For the three months ended June 30,		For the six months ended June 30,	
	2021	2020	**2021**	2020
Salaries and benefits	**$ 211,102**	$ 211,408	**$ 424,062**	$ 419,365
Meeting fees	**42,500**	37,500	**85,000**	75,000
Payroll levies	**8,314**	16,862	**46,397**	55,583
	$ 261,916	$ 265,770	**$ 555,459**	$ 549,948

- The President and Chief Executive Officer is using his Toronto, Ontario property as an office for the Company and is being reimbursed the expenses (rent and municipal taxes) related to the property. For the three and six months ended June 30, 2021, the Company has paid $1,660 and $3,320 (for the three and six months ended June 30, 2020 - $1,660 and $3,320) for the Toronto, Ontario office.

16) CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company's objectives in managing capital are to safeguard its ability to continue its operations, to increase the value of the assets of the business and to provide an adequate return to owners. These objectives will be achieved by identifying and acquiring the right potential royalty rights. The Company's capital is composed of its shareholders' equity. There were no changes in the Company's capital management approach for 2021.

The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares or repurchase shares under its Normal Course Issuer Bid to improve its financial performance and flexibility. The Company monitors capital on the basis of the carrying amount of equity. Capital for reporting period under review is summarized in the consolidated Statement of Changes in Equity. The Company is not subject to any externally imposed capital requirements.

(Unaudited - expressed in Canadian dollars unless otherwise noted)

17) FINANCIAL INSTRUMENTS

Fair value

Financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,
- level 3: unobservable inputs for the assets or liabilities.

The fair value of the investments and the derivative financial instruments have been estimated by reference to their quoted prices at the reporting date. The investments and the derivative financial instruments measured at fair value in the statements of financial position as at June 30, 2021 and December 31, 2020 are classified in Level 1. The carrying amounts and fair value of financial instruments presented in the statements of financial position are as follows:

	June 30, 2021		December 31, 2020	
	Carrying amount	**Fair value**	Carrying amount	Fair value
Financial assets				
Financial assets at amortized costs				
Cash	**$ 14,803,569**	**$ 14,803,569**	$ 12,998,678	$ 12,998,678
Restricted cash	**3,961,104**	**3,961,104**	385,415	385,415
Royalty receivable	**450,564**	**450,564**	425,180	425,180
Other receivables	**32,427**	**32,427**	95,361	95,361
Financial assets at fair value through profit and loss				
Investments (level 1)	**31,064,391**	**31,064,391**	49,501,916	49,501,916
	$ 50,312,055	**$ 50,312,055**	$ 63,406,550	$ 63,406,550
Financial liabilities				
Financial liabilities measured at amortized cost				
Accounts payable and accrued liabilities	**$ 125,611**	**125,611**	$ 727,968	727,968
Financial liabilities measured at fair value through profit and loss				
Derivatives financial instruments (level 1)	**1,566,138**	**1,566,138**	4,243,318	4,243,318
	$ 1,691,749	**$ 1,691,749**	$ 4,971,286	$ 4,971,286

(Unaudited - expressed in Canadian dollars unless otherwise noted)

17) FINANCIAL INSTRUMENTS (continued)

Fair value (continued)

The carrying value of cash, restricted cash, royalty and other receivables and accounts payable and accrued liabilities (excluding payables related to salaries and employee benefits) is considered to be a reasonable expectation of fair value because of the short-term maturity of these instruments.

Financial risk

The Company is exposed to various financial risks in relation to its financial instruments. The main type of risks the Company is exposed to are market risk, credit risk and liquidity risk. The Company focuses on actively securing short to medium-term cash flow by minimizing the exposure to financial markets.

The Company's main financial risk exposure and its financial risk management policies are as follows:

a) Credit risk

As at June 30, 2021 and December 31, 2020, the Company's maximum exposure to credit risk is limited to the carrying amount of the financial assets at the reporting date as summarized below:

		As at June 30, 2021		As at December 31, 2020
Cash	$	**14,803,569**	$	12,998,678
Restricted cash		**3,961,104**		385,415
Royalty receivable		**450,564**		425,180
Other receivables		**32,427**		95,361
	$	**19,247,664**	$	13,904,634

The risk related to cash and restricted cash is considered negligible as the Company is dealing with a reputable financial institution whose credit rating is excellent. The Company's management considers that the above financial assets are of good credit quality. The credit risk exposure for the Company's royalty, dividends and other receivables is considered minimal as these receivables have since been received subsequent to reporting-end.

17) FINANCIAL INSTRUMENTS (continued)

b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has potential financing sources. The Company establishes budget and cash estimates to ensure it has the necessary funds to fulfil its obligations.

The following table presents contractual maturities of the Company's financial liabilities:

		As at June 30, 2021		As at December 31, 2020
Within three months				
Accounts payable and accrued liabilities	$	**125,611**	$	727,968
Derivative financial instruments		**146,733**		2,411,567
	$	**272,344**	$	3,139,535
Three to twelve months				
Derivative financial instruments	$	**1,268,037**	$	192,381
	$	**1,268,037**	$	192,381
Beyond twelve months				
Derivative financial instruments	$	**151,368**	$	1,639,370
	$	**151,368**	$	1,639,370

c) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to the following two types of market risk: foreign currency risk and other price risk:

Foreign currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Most of the Company's transactions are carried out in Canadian dollars. Currency risk arises from the Company's cash, dividends and royalty revenues in foreign currency, which are primarily denominated in U.S. dollars. The Company does not enter into arrangements to hedge its foreign exchange risk.

17) FINANCIAL INSTRUMENTS (continued)

Foreign currency risk (continued)

Foreign currency denominated financial assets and liabilities in U.S. dollars, and which expose the Company to the currency risk are as follows:

		As at June 30, 2021		As at December 31, 2020
Cash	$	**10,397,074**	$	7,125,721
Restricted cash		**3,193,151**		302,405
Royalty receivable		**363,534**		333,946
Dividend receivable		**25,137**		54,251
Accounts payable and accrued liabilities		**(27,110)**		(3,040)
Derivative financial instruments		**(1,263,625)**		(3,332,798)
	$	**12,688,161**	$	4,480,485

A +/- 1% change in the Canadian /U.S. exchange rate would have had an impact of +/- $157,257 as at June 30, 2021 ($57,046 at December 31, 2020) on profit or loss of the period and equity.

Other price risk sensitivity

The Company is exposed to fluctuations in the market prices of its investments in quoted mining exploration companies and its derivative financial instruments. The fair value of those instruments represents the maximum exposure to price risk. If the quoted price for the investments and the derivative financial instruments had changed by +/- 1%, other comprehensive income would have changed by +/- $294,983 as at June 30, 2021 ($452,586 as at December 31, 2020).

18) COMMITMENTS

The Company has entered into agreements with officers that include termination and change of control clauses. In the case of termination, the officers are entitled to an amount equal to a multiple (ranging from one to two times) the annual base fee payable. In the case of a change of control, the officers are entitled to an amount equal to a multiple (ranging from one to two times) the sum of the annual base fee. As at June 30, 2021, total possible future payments relating to the officers' base fees under these agreements amount to $1,545,000.

Schedule "C"

See attached.

Golden Valley Mines and Royalties Ltd.
Mines et Redevances de la Vallée de l'Or ltée

(Previously Golden Valley Mines Ltd.)

Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020

(Expressed in Canadian dollars)

(UNAUDITED)

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian Dollars)

(unaudited)

	Notes		As at June 30, 2021		As at December 31, 2020
ASSETS					
Current					
Cash and cash equivalents	5	$	**16,418,583**	$	13,703,034
Restricted cash	8		**3,961,104**		385,415
Other assets	6		**279,333**		406,280
Royalty receivable	11		**450,564**		425,180
Prepaids and other receivables	7		**148,820**		335,716
			21,258,404		15,255,625
Non-current					
Investments	8		**31,064,391**		49,501,916
Investments in associates	9		**1,715,248**		2,127,431
Exploration and evaluation assets	10		**400,929**		463,429
Other assets	6		**812,440**		110,957
TOTAL ASSETS		$	**55,251,412**	$	67,459,358
LIABILITIES					
Current					
Accounts payable and accrued liabilities		$	**356,347**	$	890,496
Income taxes payable			**58,852**		2,464,798
Derivative financial instruments	12		**1,566,137**		4,243,318
			1,981,336		7,598,612
Non-Current					
Loan	13		**60,000**		60,000
Deferred taxes	17		**998,484**		2,693,658
Total liabilities			**3,039,820**		10,352,270
EQUITY					
Capital stock	14		**29,832,917**		28,636,185
Contributed surplus			**5,832,532**		6,324,653
Deficit			**(9,681,450)**		(7,304,410)
Total equity attributable to owners of the parent company			**25,983,999**		27,656,428
Non-controlling interest			**26,227,593**		29,450,660
Total equity			**52,211,592**		57,107,088
TOTAL LIABILITIES AND EQUITY		$	**55,251,412**	$	67,459,358

Approved by the Board of Directors on August 23, 2021.

"*Glenn J. Mullan*"
(signed Glenn J. Mullan)
Director

"*William D. McCartney*"
(signed William D. McCartney)
Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Condensed Consolidated Interim Statements of Net loss and Statement of Comprehensive loss
(Expressed in Canadian Dollars)
(unaudited)

	Notes	For the three months ended June 30, 2021	For the three months ended June 30, 2020	For the six months ended June 30, 2021	For the six months ended June 30, 2020
Revenues					
Royalties		$ 450,564	$ 93,633	$ 639,106	$ 167,918
Dividends		174,925	169,400	355,009	232,565
Option revenue		100,000	50,000	100,000	50,000
		725,489	313,033	1,094,115	450,483
Operating Expenses					
Salaries and other employee benefits		303,348	354,064	682,435	764,571
Professional fees		323,914	230,463	507,760	432,284
General and administrative expenses	16	73,949	55,445	148,664	222,274
Management fees	20	41,550	41,550	83,100	83,100
Royalty interests	11	34,000	37,701	58,800	37,701
Exploration and evaluation		18,047	18,114	36,095	50,580
Share-based compensation	15	14,148	126,326	29,611	224,291
Depreciation of property and equipment		-	-	-	1,028
		808,956	863,663	1,546,465	1,815,829
Operating loss		(83,467)	(550,630)	(452,350)	(1,365,346)
Other income (loss)					
Change in fair value of investments		489,400	22,413,712	(9,160,304)	8,603,228
Change in fair value of derivatives		736,837	(3,641,315)	4,269,228	3,382,139
Change in fair value of derivatives resulting from foreign exchange		15,549	240,466	48,181	(167,275)
Change in fair value of other assets		(46,675)	189,705	(140,811)	10,344
Foreign exchange gain (loss)		(248,420)	(221,240)	(475,155)	2,584,905
Share of loss of associates	9	(96,409)	(403,229)	(194,168)	(451,348)
Gains on dilution of equity investments	9	113,212	-	113,212	-
Gain on loss of significant influence	9	384,119	-	384,119	-
Finance income		456	2,115	1,949	69,634
Finance cost		(30,688)	63,734	(90,085)	(76,443)
		1,317,381	18,643,948	(5,243,834)	13,955,184
Net income (loss) before income taxes		1,233,914	18,093,318	(5,696,184)	12,589,838
Income tax expense (recovery)					
Current tax		(80,817)	(371,701)	712,159	1,965,913
Deferred tax	17	59,962	2,409,033	(1,695,174)	(299,958)
		(20,855)	2,037,332	(983,015)	1,665,955
Net income (loss) and total comprehensive income (loss) for the period		$ 1,254,769	$ 16,055,986	$ (4,713,169)	$ 10,923,883
Net income (loss) and total comprehensive income (loss) attributable to:					
Shareholders of Golden Valley Mines Ltd.		$ 655,577	$ 5,748,019	$ (2,277,335)	$ 3,058,703
Non-controlling interest		599,192	10,307,967	(2,435,834)	7,865,180
		$ 1,254,769	$ 16,055,986	$ (4,713,169)	$ 10,923,883
Earnings (loss) per share attributable to shareholders of Golden Valley Mines Ltd:					
Basic earnings (loss) per share	19	$ 0.048	$ 0.426	$ (0.168)	$ 0.227
Diluted earnings (loss) per share	19	$ 0.046	$ 0.410	$ (0.168)	$ 0.219

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Condensed Consolidated Interim Statements of Changes in Equity

For the six months ended June 30, 2021 and 2020

(Expressed in Canadian Dollars)

(unaudited)

	Notes	Capital Stock Number		Capital Stock		Contributed Surplus		Deficit		Total attributable to owners of the parent company		Non-controlling interest		Total Equity
Balance at January 1, 2021		**13,518,460**	**$**	**28,636,185**	**$**	**6,324,653**	**$**	**(7,304,410)**	**$**	**27,656,428**	**$**	**29,450,660**	**$**	**57,107,088**
Shares issued on exercise of stock options		**225,000**		**1,196,732**		**(521,732)**		**-**		**-**		**-**		**675,000**
Share-based payments	15	**-**		**-**		**29,611**		**-**		**29,611**		**-**		**29,611**
Change in interest of subsidiaries		**-**		**-**		**-**		**(99,705)**		**(99,705)**		**(787,233)**		**(886,938)**
		13,743,460		**29,832,917**		**5,832,532**		**(7,404,115)**		**27,586,334**		**28,663,427**		**56,924,761**
Net loss and total comprehensive loss for the period								**(2,277,335)**		**(2,277,335)**		**(2,435,834)**		**(4,713,169)**
Balance at June 30, 2021		**13,743,460**	**$**	**29,832,917**	**$**	**5,832,532**	**$**	**(9,681,450)**	**$**	**25,308,999**	**$**	**26,227,593**	**$**	**52,211,592**
Balance at January 1, 2020		13,434,760	$	28,420,603	$	6,033,488	$	(11,945,215)	$	22,508,876	$	22,966,935	$	45,475,811
Share-based payments		-		-		349,504		-		349,504		-		349,504
Shares issued on exercise of stock options	14	83,700		215,582		(89,952)		-		125,630		-		125,630
Change in interest of subsidiaries		-		-		-		(178,662)		(178,662)		(768,693)		(947,355)
		13,518,460		28,636,185		6,293,040		(12,123,877)		22,805,348		22,198,242		45,003,590
Net income and total comprehensive income for the period								3,058,703		3,058,703		7,865,180		10,923,883
Balance at June 30, 2020		13,518,460	$	28,636,185	$	6,293,040	$	(9,065,174)	$	25,864,051	$	30,063,422	$	55,927,473

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

GOLDEN VALLEY MINES AND ROYALTIES LTD.

Condensed Consolidated Interim Statements of Cash Flows
For the six months ended June 30, 2021 and 2020
(Expressed in Canadian Dollars)
(unaudited)

	Note		2021		2020
OPERATING ACTIVITIES					
Net income (loss) for the period		$	**(4,713,169)**	$	10,923,883
Adjustments:					
Share-based payments	15		**29,611**		224,291
Foreign exchange loss (gain)			**418,492**		(93,199)
Share of loss in associates	9		**194,168**		451,348
Gains on dilution of equity investments			**(113,212)**		-
Gain on loss of significant influence			**(384,119)**		-
Deferred tax recovery			**(1,695,174)**		(299,958)
Royalty interests	11		**58,800**		-
Change in fair value of investments			**9,160,304**		(8,603,228)
Change in fair value of derivatives			**(4,269,228)**		(3,382,139)
Change in fair value of derivatives resulting from foreign exchange			**(48,181)**		167,275
Change in fair value of other assets			**140,811**		(10,344)
Depreciation of property and equipment			**-**		1,028
			(1,220,897)		(621,043)
Changes in working capital items:					
Accounts receivable			**-**		268,195
Royalty receivable			**(25,384)**		905,619
Prepaids and other receivables			**161,896**		(20,714)
Accounts payable and accrued liabilities			**(534,151)**		(377,458)
Income taxes payable			**(2,405,946)**		1,965,913
			(2,803,585)		2,741,555
Cash flows from (used by) operating activities			**(4,024,482)**		2,120,512
INVESTING ACTIVITIES					
Proceeds from settlement of derivative financial instruments	8		**9,314,033**		26,057,132
Payment on settlement of derivative financial instruments			**-**		(23,566,715)
Repurchase of derivative financial instruments			**(10,276)**		(29,117)
Proceeds from sale of derivative financial instruments	8		**1,650,504**		1,426,901
Increase in restricted cash			**(3,575,689)**		-
Acquisition of investments			**(5,731)**		(12,754)
Acquisition of royalty interests			**(58,800)**		-
Proceeds from mining option agreement			**25,000**		-
Proceeds from sale of investments			**31,420**		-
Additions to exploration and evaluation expenses			**-**		(71,250)
Cash flows from investing activities			**7,370,461**		3,804,197
FINANCING ACTIVITIES					
Proceeds from exercise of stock options			**675,000**		125,630
Proceeds from loan			**-**		40,000
Change in interest of subsidiaries			**(886,938)**		(947,355)
Cash flows used by financing activities			**(211,938)**		(781,725)
Effect of foreign exchange rate changes on cash and cash equivalents			**(418,492)**		93,199
Net change in cash and cash equivalents		$	**2,715,549**	$	5,236,183
Cash and cash equivalents, beginning of period			**13,703,034**		3,003,083
Cash and cash equivalents, end of period		$	**16,418,583**	$	8,239,266

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

(Expressed in Canadian dollars unless otherwise noted)

1) NATURE OF OPERATIONS

Golden Valley Mines and Royalties Ltd. (previously Golden Valley Mines Ltd.) (hereinafter "Golden Valley" or the "Company") and its subsidiaries specialize in identifying, acquiring and developing exploration and evaluation of mineral properties in Canada as well as acquiring royalties.

Golden Valley was incorporated on August 15, 2000 under the Canada Business Corporations Act. The address of Golden Valley's registered office is 152 Chemin de la Mine École, Val-d'Or, Québec, J9P 7B6. The address of Golden Valley's principal place of business is 2864 Chemin Sullivan, Val-d'Or, Québec, J9P 0B9. The Company's common shares are trading on the TSX Venture Exchange under the trading symbol "GZZ" and on the OTCQX under the symbol "GLVMF".

At the Company's Annual General and Special Meeting of Shareholders held on June 25, 2021, the shareholders passed a special resolution to change the Company's name to "Golden Valley Mines and Royalties Ltd". On July 15, 2021, the Company filed Articles of Amendment to effect the name change and commenced trading under the new name on the TSXV under its current trading symbol, "GZZ," at the opening of trading on July 16, 2021.

Golden Valley has the following subsidiaries: Abitibi Royalties Inc. ("Abitibi Royalties") and Calone Mining Ltd ("Calone Mining") both incorporated under the British Columbia Business Corporations Act. Abitibi Royalties and Calone Mining were incorporated on February 18, 2010 and on February 23, 2010, respectively, pursuant to the British Columbia Business Corporations Act. Both subsidiaries have its head office located at 152 Chemin de la Mine École, Val-d'Or, Québec, J9P 7B6, registered and records office located at #530 -355 Burrard Street, Vancouver, B.C. V6C 2G8 and principal place of business located at 2864 Chemin Sullivan, Val-d'Or, Québec, J9P 0B9.

2) BASIS OF PRESENTATION

a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financing Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), under International Accounting Standard (IAS 34 – "Interim Financial Reporting". These condensed consolidated interim financial statements were prepared using the same accounting policies, methods of computation and basis of presentation as outlined in Note 4 - Summary of Accounting Policies, as described in the Company's annual audited financial statements for the year ended December 31, 2020, except for the changes in accounting policies as described below. The interim financial statements do not include all the notes required in annual financial statements and, accordingly, should be read in conjunction with the annual financial statements for the year ended December 31, 2020.

2) BASIS OF PRESENTATION (continued)

b) Approval of Financial Statements

These condensed consolidated interim financial statements were approved for issuance by the Board of Directors on August 23, 2021.

c) Basis of consolidation

The Company's financial statements consolidate the accounts of Golden Valley and its subsidiaries until June 30, 2021.

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when an investor is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company's interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation. When the Company ceases to have control; any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset.

For Abitibi Royalties, the Company has control through its own percentage holdings in Abitibi Royalties combined with interest of certain members of Golden Valley's Board of Directors in Abitibi as well as its ability to appoint members of the Board of Directors and key management who have the ability to direct its activities.

Associates

Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements. Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies. In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power. Significant influence may also be evidenced by factors such as the Company's representation on the board of directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the Company ceases to have significant influence.

(Expressed in Canadian dollars unless otherwise noted)

2) BASIS OF PRESENTATION (continued)

Associates (continued)

Results of associates are equity accounted for using the results of their most recent annual financial statements or interim financial statements, as applicable. Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil. Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates.

The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, accumulated other comprehensive income ("AOCI") and any impairment losses. At the end of each reporting period, the Company assesses whether there is any objective evidence that its investment in associate is impaired. No impairment was required for the three and six months ended June 30, 2021 and 2020.

The significant subsidiaries and investments in associates of the Company are listed below. Principal activities of these entities, which are all incorporated in Canada, are mineral exploration and acquisition of royalties and have a reporting date of June 30:

Percentage of ownership	As at June 30, 2021	As at December 31, 2020
Subsidiaries (consolidated)		
Abitibi Royalties Inc.	**44.98%**	44.93%
Calone Mining Ltd.	**100.00%**	100.00%
Investment in associates (equity method)		
International Prospect Ventures Ltd. (note 9)	-	13.44%
Val-d'Or Mining Corporation	**37.96%**	39.57%

As at June 30, 2021, the Company's investment in associates relate to Val-d'Or Mining Corporation ("Val-d'Or Mining"), which is involved in the process of exploring, evaluating and promoting its mineral properties and other projects.

For the period up to June 15, 2021 (note 9), the Company's investment in associates included International Prospect Ventures Ltd. ("International Prospect"), which is involved in the process of exploring, evaluating and promoting its mineral properties and other projects.

(Expressed in Canadian dollars unless otherwise noted)

3) RECENT ACCOUNTING PRONOUNCEMENTS

At the date of authorization of these consolidated financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that all of the pronouncements will be adopted in the Company's accounting policy for the first period beginning after the effective date of each pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company's financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company's financial statements.

In May 2020, the IASB issued a package of narrow-scope amendments to three standards (IFRS 3 "Business Combinations", IAS 16 "Property, Plant and Equipment" and IAS 37 "Provisions, Contingent Liabilities and Contingent Assets") as well as the IASB's Annual Improvements to IFRS Standards 2018 - 2020. These amendments to existing IFRS standards are to clarify guidance and wording, or to correct for relatively minor unintended consequences, conflicts or oversights. These amendments are effective for annual periods beginning on or after January 1, 2022. The Company is assessing the potential impact of these narrow-scope amendments.

4) JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated interim financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed consolidated interim financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been detailed in note 5 to the Company's annual audited financial statements for the year ended December 31, 2020.

Uncertainty due to COVID-19

The Company continues to actively monitor the impact of the COVID-19 pandemic, including the impact on economic activity and financial reporting. The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19.

Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty.

(Expressed in Canadian dollars unless otherwise noted)

4) JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Uncertainty due to COVID-19 (continued)

In properties where the Company holds royalty interests, there has been temporary operational restrictions due to the ongoing COVID-19 pandemic, including operations being previously placed under care and maintenance and thereafter the resumption of mining activities. In the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

5) CASH AND CASH EQUIVALENTS

		As at June 30, 2021		As at December 31, 2020
Cash	$	15,752,817	$	13,102,329
Demand deposits, redeemable at any time		665,766		600,705
	$	16,418,583	$	13,703,034

Demand deposits represent money market mutual funds earning income at an annual rate of 0.30% (December 31, 2020 – 0.30%) that is cashable at any time.

6) OTHER ASSETS

Other Assets comprise of equity interests in various public and non-public entities which the Company acquired through transactions.

		As at June 30, 2021		As at December 31, 2020
Equity investments	$	692,991	$	-
Marketable securities		279,333		406,280
Private company investments		106,913		106,913
Warrants		12,536		4,044
Other assets		1,091,773		517,237
Less: current portion of Other assets		(279,333)		(406,280)
Long-term portion of Other assets	$	812,440	$	110,957

(Expressed in Canadian dollars unless otherwise noted)

6) OTHER ASSETS (continued)

Equity investments of $692,991 (December 31, 2020 -$nil) represent shares of International Prospect and are recorded at fair value using quoted market prices (note 9).

Marketable securities of $279,333 (December 31, 2020 -$406,280) represent shares of publicly traded mining exploration companies and are recorded at fair value using quoted market prices.

Investment of $106,913 (December 31, 2020 -$106,913) represent shares in a private company that do not have a quoted market price in an active market. The Company has assessed the fair value of these shares based on techniques and assumptions that emphasize both qualitative and quantitative information.

Special warrants of $12,536 (December 31, 2020 -$4,044) represents 80,880 special warrants received from a mining option agreement with Val-d'Or Mining as further described in note 10.

7) PREPAIDS AND OTHER RECEIVABLES

		As at June 30, 2021		As at December 31, 2020
Due from related party (note 20)	$	38,044	$	59,517
Prepaid expenses		14,981		102,427
Sales taxes recoverable		42,847		31,757
Dividend receivable		32,427		70,361
Advances for claim management		20,521		20,521
Payroll levies receivable		-		26,133
Mining option receivable		-		25,000
	$	148,820	$	335,716

8) INVESTMENTS

	As at June 30, 2021		As at December 31, 2020	
	Number of shares	Fair value	Number of shares	Fair value
Yamana Gold Inc.	996,795	$ 5,203,270	2,105,895	$ 15,309,857
Agnico Eagle Mines Limited	338,197	25,351,247	375,897	33,676,612
		$ 30,554,517		$ 48,986,469
Other investments		509,874	-	515,447
		$ 31,064,391		$ 49,501,916

(Expressed in Canadian dollars unless otherwise noted)

8) INVESTMENTS (continued)

For the six months ended June 30, 2021, Abitibi Royalties was called to deliver 37,700 common shares of Agnico Eagle at share prices ranging from US$50.00 to US$65.00 per share and received, before commissions, $2,734,388 (or US$2,149,000) and 1,109,100 common shares of Yamana at share prices ranging from US$3.00 to US$5.00 per share and received, before commissions, $6,579,645 (or US$5,171,050) from call options it had sold.

For the six months ended June 30, 2020, Abitibi Royalties was called to deliver 350,800 common shares of Agnico Eagle at share prices ranging from US$43.00 to US$55.00 per share and received, before commissions, $22,892,404 (or US$17,453,800) and 751,800 common shares of Yamana at share prices ranging from US$2.50 to US$3.50 per share and received, net of commissions, $3,164,687 (or US$2,412,820) from call options it had sold. In addition, the Company was called to purchase 361,400 common shares of Agnico Eagle at a share price of US$45.00 per share and paid before commissions, $23,566,715 (or US$16,263,000) from put options it had sold.

Restricted cash

Restricted cash represents funds held as collateral on the put option contracts referred to in the *Derivative financial instruments* below. The funds will become unrestricted once the put option contracts are exercised, repurchased or expired. Restricted cash of $ $3,961,104 (or US$3,193,151) as at June 30, 2021 (December 31, 2020 - $385,415 (or US$302,405)) relates to funds held as collateral on the outstanding put option contracts of 180,300 shares (December 31, 2020 – 99,300 shares) of Agnico and of 1,695,500 shares (December 31, 2020 – nil shares) of Yamana as at June 30, 2021.

9) INVESTMENTS IN ASSOCIATES

The following table summarizes the changes to investments in associates for the six months ended June 30, 2021 and for the year ended December 31, 2020:

		International Prospect		Val-d'Or Mining		Total
As at January 1, 2021	$	304,640	$	1,822,791	$	**2,127,431**
Share of net loss from associates		(30,885)		(163,283)		**(194,168)**
Gains on dilution of equity investments		57,472		55,740		**113,212**
Gain on loss of significant influence		384,119		-		**384,119**
Net		715,346		1,715,248		**2,430,594**
Reclassified to Other Assets		(715,346)		-		**(715,346)**
As at June 30, 2021	$	-	$	1,715,248	$	**1,715,248**

(Expressed in Canadian dollars unless otherwise noted)

9) INVESTMENTS IN ASSOCIATES (continued)

		International Prospect		Val-d'Or Mining		Total
As at January 1, 2020	$	356,655	$	986,378	$	1,343,033
Shares from mining option agreement		-		1,291,667		1,291,667
Share of net loss from associates		(52,015)		(455,254)		(507,269)
As at December 31, 2020	$	304,640	$	1,822,791	$	2,127,431

Val-d'Or Mining

As at June 30, 2021, the Company held 25,687,444 or 37.96% (December 31, 2020 – 39.57%) interest in Val-d'Or Mining. The shares of Val-d'Or Mining were trading at $0.11 per share on that date. The Company has no contingent liabilities relating to its interest in the associates.

International Prospect

As at June 30, 2021, the Company held 4,470,910 common shares or 11.45% (December 31, 2020 – 13.44%) interest in International Prospect. The shares of International Prospect were trading at $0.14 per share on that date.

On June 15, 2021, International Prospect completed a private placement of $800,250 which resulted in an issuance of 5,334,999 Units at a price of $0.15 per Unit, with each Unit comprising of one common share in the capital of International Prospect and one-half of one non-transferable share purchase warrant. As a result of the private placement, the Company's ownership in International Prospect decreased to 11.45% of the issued and outstanding common shares of International Prospect.

As a result of the decrease in the Company's ownership interest and other indicators, the Company concluded that it no longer had significant influence over International Prospect and classified its investment in the common shares of International Prospect as financial asset at fair value through other comprehensive income on June 15, 2021, presented as Equity investment in Other Assets as at June 30, 2021.

Up to the date of loss of significant influence (for the period from January 1, 2021 to June 15, 2021), the Company recognized its share of the net loss in International Prospect totaling $30,885. Upon concluding that the Company no longer had significant influence over International Prospect, the Company recorded its investment in International Prospect at fair value using the quoted market price on June 15, 2021 of $0.15 per share for a total of $715,346 and recognized a gain on loss of significant influence in associate of $364,119.

(Expressed in Canadian dollars unless otherwise noted)

10) EXPLORATION AND EVALUATION ASSETS

The following table summarizes the carrying values of Exploration and Evaluations Assets by properties as at June 30, 2021 and December 31, 2020:

		As at June 30, 2021		As at December 31, 2020
Golden Valley Mines Properties				
Abitibi Greenstone Belt ("AGB")				
Kirkland Lake / Matachewan (Ontario)	$	**817,555**	$	817,555
Lebel-sur-Quevillon (Québec)		**359,496**		359,496
Val d'Or - Malartic (Québec)		**143,181**		143,181
Rouyn-Noranda-Cadillac (Québec)		**168,405**		168,405
Matagami (Québec)		**-**		-
Total AGB	$	**1,488,637**	$	1,488,637
Total other		**22,069**		22,069
Investment tax credit		**(1,198,978)**		(1,198,978)
Balance, end of the period	$	**311,728**	$	311,728
Abitibi Royalties Properties				
Bathurst (Ontario)	$	**12,500**	$	75,000
Hees (Ontario)		**75,000**		75,000
Bullfrog South (Nevada, USA)		**1,701**		1,701
Balance, end of the period	$	**89,201**	$	151,701
TOTAL	$	**400,929**	$	463,429

GOLDEN VALLEY PROPERTIES

a) Mining Option Agreement with Val-d'Or Mining

On April 18, 2017, the Company granted to Val-d'Or Mining an option to acquire a 100% interest in 61 of its grassroots properties, which option was amended and restated as of November 28, 2019 and exercised on December 5, 2019. Pursuant to the option, Val-d'Or Mining issued 8,333,334 shares to Golden Valley in 2020. In addition, Golden Valley is eligible to receive 20% of the proceeds of all third-party transactions pertaining to the properties that Val-d'Or Mining enters into and announces on or before December 31, 2022.

Furthermore, the properties are subject to a royalty in favour of Golden Valley equal to 1.25% of the net smelter returns, whereby Val-d'Or Mining has a partial buyback right. The partial buyback right pertains to each individual property, whereby 1% may be bought for $500,000 on a property-by-property basis with a maximum total consideration of $5,000,000 at which point in time the NSR royalty on all the properties would be reduced by 1.0%.

(Expressed in Canadian dollars unless otherwise noted)

10) EXPLORATION AND EVALUATION ASSETS (continued)

a) Mining Option Agreement with Val-d'Or Mining (continued)

On October 6, 2020, Val-d'Or Mining entered into an agreement with respect to the sale of several properties referred to as the Ducros Group of Properties. The purchaser of the property is privately-owned Québec Nickel Corp. ("QNC"). In consideration for a 100% interest in the properties, QNC issued 3,589,341 special warrants, with a fair value of $179,467, to Val-d'Or Mining (of which Golden Valley received 80,880 special warrants, with a fair value of $4,044, in accordance with the terms of an amended and restated option agreement between Val-d'Or Mining and Golden Valley dated November 28, 2019).

b) Lac Barry Prospect - BonTerra Resources Inc. - Level-sur-Quevillon, Québec

On March 16, 2016, the Company granted an option to BonTerra Resources Inc. ("BonTerra") on the Lac Barry Prospect located in the Abitibi Greenstone Belt, northeast of Val-d'Or, Québec. BonTerra issued to Golden Valley 519,480 common shares in the capital of BonTerra having an aggregate value of $200,000, and incurred expenditures in an aggregate amount of $2,000,000 over a three-year period. Upon BonTerra exercising the option on June 4, 2019, it earned an 85% interest in the property and, the Company retained a 15% free carried interest and a 3% NSR, with 1% of the NSR being subject to a buyback in favour of BonTerra for $1.0 million payable by BonTerra to Golden Valley. On February 9, 2020, the Company and BonTerra entered into a joint venture agreement on the Lac Barry Prospect.

c) Centremaque Prospect - Alexandria Minerals Corporation - Val-d'Or Québec

On April 13, 2017, the Company entered into a mining option agreement with Alexandria Minerals Corporation ("Alexandria") on the Centremaque Prospect located in the AGB, northeast of Val-d'Or, Québec. In accordance with the option agreement, in order to acquire an 80% interest in the property, Alexandria must: (i) issue, over a four year period from the date of signing, to Golden Valley such number of common shares in its capital having an aggregate value of $250,000 based on the closing price of Alexandria's shares on the Exchange the day prior to the date of issuance of each tranche of payment shares, of which shares and/or cash in the amount of $150,000 have been received to date; $50,000 on or before the third anniversary; and, $100,000 on or before the fourth anniversary; and,(ii) incur exploration expenditures in an aggregate amount of $4,000,000 over the same four-year period. Once the option is exercised, the Company will retain a 20% free carried interest and a 1.5% NSR, with 0.5% of the NSR being subject to a buyback in favour of Alexandria for $1 million payable to Golden Valley.

On May 28, 2020, the option agreement with O3 Mining Inc ("O3 Mining"), which acquired Alexandria in 2019, was amended to provide that the payment date of the remaining cash consideration of $100,000 and the date to incur the remaining exploration expenditure commitment of $3,250,000 to be extended to June 9, 2021. On February 7, 2021, the option agreement was further amended such that the remaining exploration expenditure commitment of $2,000,000 to be incurred on or before June 9, 2021 can also be satisfied through payment of shares in O3 Mining, provided that O3 Mining commits to complete a drilling program of least 5,000 metres on the Centremaque Prospect.

(Expressed in Canadian dollars unless otherwise noted)

10) EXPLORATION AND EVALUATION ASSETS (continued)

d) Sharks and Cheechoo Joint Venture - Sirios Resources Ltd. - James Bay Northern Quebec

On October 23, 2013, Golden Valley granted Sirios Resources Ltd. ("Sirios") an option to acquire Golden Valley's remaining 55% interest in the Cheechoo prospect. Sirios completed all its obligations under the agreement to earn a 100% interest in the Cheechoo prospect and therefore holds 100% of the Cheechoo prospect. As additional consideration for the grant of the option, Sirios granted to Golden Valley a royalty equal to 4% of the net returns from all mineral products mined or removed from the Cheechoo gold project. Notwithstanding the foregoing, the royalty relevant to gold mineral products mined or removed from the Cheechoo gold prospect may vary between 2.5% and 3.5% depending on the market price of gold at the time of the payment.

e) AGB Properties - Eldorado Gold Corporation - Québec and Ontario

On December 8, 2008, the Company earned a 70% interest in the group of nine properties (eight gold and one copper-zinc-silver) located in the AGB (Québec and Ontario) and a 70:30 joint venture (the "GZZ-I JV") was formed between Golden Valley and Eldorado Gold Corporation, with the latter having acquired its interest through the acquisition of Integra Gold Corporation. Golden Valley is the operator for the joint venture. The GZZ-I JV is subject to underlying royalties ranging between 3.0% and 3.5% in favour of the original vendors, one of whom is a director and an officer of the Company.

ABITIBI ROYALTIES' PROPERTIES

Upper Red Lake (formerly "Bathurst property") (Ontario)

On November 9, 2020, Abitibi Royalties entered into an agreement with two arm's length parties to acquire the Upper Red Lake property, a property consisting of seven claims located in Ontario, for the purchase price of $75,000. Pursuant to the agreement, Abitibi Royalties also granted a 0.5% NSR royalty on the property.

On February 4, 2021, Abitibi Royalties signed an option agreement with Xplore Resources Corp. ("Xplore") on the Upper Red Lake Project. Xplore may earn a 100% interest in the project by issuing to Abitibi Royalties $62,500 of Xplore's common shares based on the daily volume weighted average (the "VWAP") price of Xplore's shares for the 14-day period preceding the date of the execution of the Letter of Intent ("LOI") and by issuing to Abitibi Royalties $125,000 and $150,000 of Xplore's common shares based on the VWAP price of Xplore's shares for the 14-day period preceding the first and secondary anniversary date of the execution of the LOI, respectively. On Xplore completing its share issuance obligations, Abitibi Royalties will be granted a 1.5% NSR on the Upper Red Lake Project.

On March 5, 2021, Abitibi Royalties received 1,096,491 common shares of Xplore, with a fair value of $62,500, relating to this mining option agreement.

(Expressed in Canadian dollars unless otherwise noted)

10) EXPLORATION AND EVALUATION ASSETS (continued)

ABITIBI ROYALTIES' PROPERTIES (continued)

Hees Property

On December 11, 2020, Abitibi Royalties entered into an agreement with two arm's length parties to acquire the Hees property, a property consisting of 30 claims located in Ontario, for the purchase price of $75,000. Pursuant to the agreement, Abitibi Royalties also granted a 0.5% NSR royalty on the property.

Bullfrog South Project

On September 17, 2020, Abitibi Royalties staked the Bullfrog South Project, located in Nevada's Bullfrog Gold District.

On December 9, 2020, Abitibi Royalties entered into a mining option agreement with Bullfrog Mines LLC ("Bullfrog") on the Bullfrog South property. In accordance with the option agreement, in order to acquire a 100% interest in the property, Bullfrog must issue to Abitibi Royalties, over a two-year period, consideration of $175,000 in cash or share in its capital and reimburse Abitibi Royalties for mining claims fees to be paid in 2021. Upon the option being exercised, the Company will retain a 2.0% NSR on the property, Bullfrog has the option to purchase 0.5% of the NSR for $500,000 on or before December 9, 2030.

Hammond Reef South property

On June 2, 2020, Abitibi Royalties entered into an agreement with two arm's length parties to acquire the Hammond Reef property, a property consisting of 49 claims located in Ontario, for the purchase price of $70,000. Pursuant to the agreement, the Company also granted one of the parties a 0.5% NSR royalty on the property.

On August 10, 2020, Abitibi Royalties entered into a mining option agreement with Victory Resources Corporation ("Victory") on the Hammond Reef South property. In accordance with the option agreement, in order to acquire a 100% interest in the property, Victory must: (i) issue to Abitibi Royalties, over a two-year period, cash consideration of $250,000 and share consideration of 2,750,000 common shares in its capital; and (ii) incur exploration expenditures in an aggregate amount of $550,000 over a three-year period, of which a minimum of $25,000 is to be spent in the first year of the option agreement. Upon the option being exercised, the Company will retain a 2.0% NSR on the property.

As of the date of approval of these unaudited interim consolidated financial statements, Victory has not fulfilled its obligations to in order to extend the option agreement.

(Expressed in Canadian dollars unless otherwise noted)

10) EXPLORATION AND EVALUATION ASSETS (continued)

		Balance at January 1, 2021	Additions	Recovery	Credits		Balance at June 30, 2021
Golden Valley Mines							
Acquisition and claims maintenance	$	3,312,610	-	-	-	$	**3,312,610**
Property option payments		312,500	-	-	-		**312,500**
Drilling, excavation and related costs		3,257,961	-	-	-		**3,257,961**
Technical and field staff		4,624,395	-	-	-		**4,624,395**
Airborne geophysics		791,822	-	-	-		**791,822**
Geophysics		2,319,401	-	-	-		**2,319,401**
Line cutting		1,108,235	-	-	-		**1,108,235**
Sampling and testing		744,773	-	-	-		**744,773**
Travel and transport		1,683,141	-	-	-		**1,683,141**
Program management and consultants		441,560	-	-	-		**441,560**
Professional Fees		5,215	-	-	-		**5,215**
Depreciation, insurance and office expenses		581,588	-	-	-		**581,588**
Communications		45,897	-	-	-		**45,897**
Option payments received		(1,971,145)	-	-	-		**(1,971,145)**
Write-off of exploration and evaluation assets		(4,213,235)	-	-	-		**(4,213,235)**
Impairment of exploration and evaluation assets		(7,525,064)	-	-	-		**(7,525,064)**
Shares for mining rights		(1,851,475)	-	-	-		**(1,851,475)**
Government assistance		(1,641,978)	-	-	-		**(1,641,978)**
Net expenditures incurred during the period		2,026,201	-	-	-		**2,026,201**
Exploration and evaluation assets sold to third parties		(1,714,473)	-	-	-		**(1,714,473)**
Balance, end of the period	$	**311,728**	-	-		$	**311,728**
Abitibi Royalties							
Acquisition and claims maintenance	$	241,959	-	-	-	$	**241,959**
Program management and consultants		8,558	-	-	-		**8,558**
Option payments received		(98,816)	-	-	(62,500)		**(161,316)**
		151,701	-	-	(62,500)		**89,201**
TOTAL	$	**463,429**	-	-	**(62,500)**	$	**400,929**

(Expressed in Canadian dollars unless otherwise noted)

10) EXPLORATION AND EVALUATION ASSETS (continued)

		Balance at January 1, 2020	Additions	Recovery	Credits		Balance at December 31, 2020
Golden Valley Mines							
Acquisition and claims maintenance	$	3,312,610	-	-	-	$	3,312,610
Property option payments		312,500	-	-	-		312,500
Drilling, excavation and related costs		3,257,961	-	-	-		3,257,961
Technical and field staff		4,624,395	-	-	-		4,624,395
Airborne geophysics		791,822	-	-	-		791,822
Geophysics		2,319,401	-	-	-		2,319,401
Line cutting		1,108,235	-	-	-		1,108,235
Sampling and testing		744,773	-	-	-		744,773
Travel and transport		1,683,141	-	-	-		1,683,141
Program management and consultants		441,560	-	-	-		441,560
Professional Fees		5,215	-	-	-		5,215
Depreciation, insurance and office expenses		581,588	-	-	-		581,588
Communications		45,897	-	-	-		45,897
Option payments received		(1,971,145)	-	-	-		(1,971,145)
Write-off of exploration and evaluation assets		(4,213,235)	-	-	-		(4,213,235)
Impairment of exploration and evaluation assets		(7,525,064)	-	-	-		(7,525,064)
Shares for mining rights		(666,666)	-	106,858	(1,291,667)		(1,851,475)
Government assistance		(1,641,978)	-	-	-		(1,641,978)
Net expenditures incurred during the period		3,211,010	-	106,858	(1,291,667)		2,026,201
Exploration and evaluation assets sold to third parties		(1,713,840)	-	-	(633)		(1,714,473)
Balance, end of the period	$	1,497,170	-	106,858	(1,292,300)	$	311,728
Abitibi Royalties							
Acquisition and claims maintenance	$	-	241,959	-	-	$	241,959
Program management and consultants		-	8,558	-	-		8,558
Option payments received		-	-	48,684	(147,500)		(98,816)
		-	250,517	48,684	(147,500)		151,701
TOTAL	$	1,497,170	250,517	155,542	(1,439,800)	$	463,429

(Expressed in Canadian dollars unless otherwise noted)

11) ROYALTY INTERESTS OF ABITIBI ROYALTIES

Main royalty interests

Malartic CHL 3% Royalty - Malartic, Québec

The area covered by the 3% net smelter royalty ("NSR") is located immediately east of the current Canadian Malartic Mine open pit operated by Canadian Malartic GP (50% owned by Agnico Eagle Mines Limited ("Agnico Eagle") and Yamana Gold Inc. ("Yamana"). The 3% NSR covers a number of mineralized zones.

For the three and six months ended June 30, 2021, Abitibi Royalties earned royalties in the amount of \$450,564 (or US\$363,534) and \$639,106 (or US\$513,468) (for the three and six months ended June 30, 2020 - \$93,633 (or US\$68,707) and \$167,918 (or US\$121,068)) from this royalty interest.

Canadian Malartic 2% Royalty - Malartic, Québec

The area covered by the 2% NSR is on a single claim located just to the south of the Canadian Malartic open pit and covers the eastern portion of the Gouldie Zone and the historic Charlie Zone.

Other royalty interests

Authier North Lithium Royalty & Perrigo Royalties

In January 2021, Abitibi Royalties acquired a 1% NSR and 15% of any proceeds from a sale or joint venture on the Authier North Lithium property located approximately 40 kilometers north of Malartic, Québec for \$24,000 and acquired, in February 2021, a royalty of 1.25% NSR (0.25% can be repurchased for \$250,000) on the Perrigo project located in Ontario's Red Lake district for \$8,300.

Malartic South

In May 2020, Abitibi Royalties entered into a series of agreements to acquire a package of royalties south of the Canadian Malartic Mine and also southeast of the Agnico Eagle's Goldex Mine. The agreements also entitled Abitibi Royalties to 15% of the gross proceeds (cash and shares) should the underlying properties be sold or joint ventured. The projects are owned and operated by Eagle Ridge Mining Inc. ("Eagle Ridge").

In May 2021, Abitibi Royalties further entered into two agreements with Eagle Ridge whereby the first agreement amends a previous royalty, increasing Abitibi Royalties' interest in the Malartic South Property from a 2% to 3% NSR on certain claims and the second agreement expands Abitibi Royalties' NSR to the south with a new 2.5% royalty and 15% of any gross proceeds (cash and shares) should the property be sold or joint ventured. The purchase price paid by Abitibi Royalties totaled \$26,500.

(Expressed in Canadian dollars unless otherwise noted)

11) ROYALTY INTERESTS OF ABITIBI ROYALTIES (continued)

Abitibi Royalties' other royalty interest are as follows:

- Revillard Property 2% Royalty - Malartic, Québec
- 15% Net Profit Interest ("NPI") in the vicinity of Canadian Malartic Mine -Malartic, Québec
- Midway Project 1.5% Royalty -Malartic, Québec
- ▪1.5% Royalty in the Abitibi region, Québec
- 1.0% NSR on the New Alger Project in the Abitibi region, Québec

12) DERIVATIVE FINANCIAL INSTRUMENTS

Abitibi Royalties' call and put option contracts outstanding as at June 30, 2021 and December 31, 2020 are as follows:

	Expiry date	Number of shares under option	Exercise price range (USD)	Market value as at June 30, 2021
Calls				
Yamana	Jul. 16, 2021	**140,000**	$ 8.00	**$ 29,498**
Yamana	Jan. 21, 2022	**642,700**	4.50 to 10.00	**171,403**
Yamana	Jan. 20, 2023	**23,100**	5.50 to 10.00	**19,112**
Agnico	Jan. 21, 2022	**240,100**	60.00 to 100.00	**489,123**
Agnico	Feb. 18, 2022	**10,500**	70.00 to 75.00	**37,926**
Agnico	Jan. 20, 2023	**21,500**	70.00 to 100.00	**132,256**
		1,077,900		**$ 879,318**
Puts				
Yamana	Jul. 16, 2021	**1,051,000**	$ 4.00	**117,235**
Yamana	Oct. 15, 2021	**644,500**	4.00	**303,540**
Agnico	Nov 19, 2021	**81,000**	40.00 to 45.00	**155,607**
Agnico	Jan 21, 2022	**99,300**	40.00 to 45.00	**110,437**
		1,875,800		**$ 1,566,137**

(Expressed in Canadian dollars unless otherwise noted)

12) DERIVATIVE FINANCIAL INSTRUMENTS (continued)

	Expiry date	Number of shares under option		Exercise price range (USD)		Market value as at December 31, 2020
Calls						
Yamana	January-15-21	1,247,000	$	3.00 to 7.00	$	1,574,731
Yamana	April-16-21	320,000		7.00 to 10.00		52,329
Yamana	July-16-21	140,000		8.00		57,039
Yamana	January-21-22	367,700		4.50 to 10.00		522,730
Yamana	January-02-23	2,100		10.00		3,208
Agnico	January-15-21	118,300		50.00 to 85.00		761,259
Agnico	February-19-21	82,200		85.00 to 100.00		53,360
Agnico	May-05-21	57,400		85.00 to 100.00		83,013
Agnico	January-21-22	103,600		60.00 to 100.00		929,767
Agnico	January-20-23	8,000		85.00 to 100.00		83,420
Puts						
Agnico	February-19-21	56,000		40.00 to 45.00		22,217
Agnico	January-21-22	43,300		40.00 to 45.00		100,245
		2,545,600			$	4,243,318

For the three months ended June 30, 2021, Abitibi Royalties sold 2,315 call contracts (855 calls on Agnico Eagle shares and 1,460 calls on Yamana Gold shares) and sold 17,765 put contracts (810 puts on Agnico Eagle shares and 16,955 on Yamana Gold shares) for total cash proceeds of $716,086 (or US$582,374). In addition, 3,774 call option contracts expired (574 calls on Agnico Eagle shares and 3200 calls on Yamana Gold shares), 15,265 put options expired (810 on Agnico Eagle shares and 14,455 on Yamana Gold shares), and 2,500 put contracts on Yamana Gold shares were repurchased before expiration for $5,123 (or US$4,100.) as described in note 8.

For the six months ended June 30, 2021, Abitibi Royalties sold 4,565 call contracts (1,605 calls on Agnico Eagle shares and 2,960, calls on Yamana Gold shares) and sold 36,090 put contracts (2,180 puts on Agnico Eagle shares and 33,910 on Yamana Gold shares) for total cash proceeds of $1,650,504 (or US$1,318,041). In addition, 6,801 call option contracts expired (2,202 calls on Agnico Eagle shares and 4,599 calls on Yamana Gold shares), 15,265 put options expired (810 on Agnico Eagle shares and 14,455 on Yamana Gold shares), and 3,060 put contracts (560 on Agnico Eagle shares and 2,500 on Yamana Gold shares) were repurchased before expiration for $10,276 (or US$8,150). Also, 11,468 call contracts were exercised (377 calls on Agnico Eagle shares and 11,091 on Yamana Gold shares) as described in note 8.

For the three months ended June 30, 2020, Abitibi Royalties sold 3,630 call contracts (1,134 calls on Agnico Eagle shares and 2,496 calls on Yamana Gold shares) and sold 810 put contracts on Agnico Eagle shares for total cash proceeds of $830,685 (or US$601,440). In addition, 810 put option contracts on Agnico Eagle shares expired and 2 call contracts on Yamana shares were exercised before expiration.

(Expressed in Canadian dollars unless otherwise noted)

12) DERIVATIVE FINANCIAL INSTRUMENTS (continued)

For the six months ended June 30, 2020, Abitibi Royalties sold 10,703 call contracts (1,307 calls on Agnico Eagle shares and 9,396 calls on Yamana Gold shares) and sold 4,984 put contracts on Agnico Eagle shares for total cash proceeds of $1,426,901 (or US$1,051,105). In addition, 11,087 call option contracts on Yamana shares expired, 2 call contracts on Yamana shares were exercised before expiration and 3,600 call contracts on Yamana shares were repurchased before expiration for $29,119 (or US$22,250).

13) LONG-TERM LOAN

The Company applied and received the $60,000 Canada Emergency Business Account Program ("CEBA Loan"), which provides financial relief during the COVID-19 pandemic. The CEBA Loan has a maturity date of December 31, 2022 and may be extended to December 31, 2025. The CEBA Loan is unsecured, non-revolving and non-interest bearing prior to December 31, 2022. The CEBA Loan is subject to an interest rate of 5% per annum during any extended term, and is repayable at any time without penalty. If $40,000 of the CEBA Loan is repaid prior to December 31, 2022, the remaining balance of $20,000 will be forgiven.

14) CAPITAL STOCK

Capital Stock

The capital stock of the Company consists of fully paid common shares.

Authorized

Unlimited number of common shares without par value. All shares are equally eligible to receive dividends and the repayment of capital and represent one vote each at the shareholders' meeting of the Company.

Unlimited number of preferred shares, issuable in series with rights and restrictions to be determined by the directors.

(Expressed in Canadian dollars unless otherwise noted)

14) CAPITAL STOCK (continued)

Share Consolidation

In July 2020, the Company completed its security consolidation on the basis of ten old shares for one new share. The common shares of Golden Valley commenced trading on a consolidated basis at open of market on July 31, 2020. Following the consolidation, a total of approximately 13,518,459 common shares of Golden Valley were issued and outstanding, and incentive stock options to acquire an aggregate of approximately 1,423,691 common shares were outstanding. The number of common shares entitled to be purchased pursuant to the terms of the outstanding options and the per share exercise price for such shares were adjusted accordingly, in accordance with the terms of the respective options. All fractional common shares remaining as a result of the proposed consolidation were cancelled. All historical information presented in the financial statements has been adjusted to reflect the share consolidation.

Issued share capital

The change in issued share capital for the six months ended June 30, 2021 and 2020 was as follows:

	2021			2020		
	Number of shares		Stated Value	Number of shares		Stated Value
Balance, as at January 1,	13,518,460	$	28,636,185	13,434,760	$	28,420,603
Shares issued by exercise of stock options	225,000		675,000	83,700		125,630
Value allocation on options exercised	-		521,732	-		89,952
Balance, as at June 30,	13,743,460	$	29,832,917	13,518,460	$	28,636,185

Refer to "Share Consolidation" section of Note 14"Capital Stock".

Share capital issued from exercise of incentive stock options

For the six months ended June 30, 2021, the Company issued 225,000 of its common shares from the exercise of incentive stock options at a price of $3.00 per share for a total consideration of $675,000.

For the six months ended June 30, 2020, the Company issued 83,700 of its common shares from the exercise of incentive stock options at prices ranging from $1.10 to $3.50 per share for a total consideration of $125,630.

(Expressed in Canadian dollars unless otherwise noted)

15) SHARE-BASED PAYMENTS

Incentive stock options

Refer to "Share Consolidation" section of Note 14"Capital Stock".

The summary of changes in the number of incentive stock options issued by the Company for the three months ended June 30, 2021 and for the year ended December 31, 2020 is presented as follows:

	For the six months ended June 30, 2021			For the year ended December 31, 2020		
	Number of options		**Weighted average exercise price**	Number of options		Weighted average exercise price
Outstanding, beginning of period	**1,421,889**	**$**	**3.43**	1,405,915	$	3.10
Granted	**-**		**-**	101,474		5.44
Exercised	**(225,000)**		**(3.00)**	(83,700)		1.50
Expired	**(10,000)**		**(1.00)**	(1,800)		3.40
Outstanding, end of period	**1,186,889**	**$**	**3.53**	1,421,889	$	3.43
Exercisable, end of period	**1,186,889**	**$**	**3.53**	1,415,222	$	3.43

The table below summarizes the information related to outstanding share options as at June 30, 2021:

	Outstanding options				
Expiry date	Number of options		Weighted average exercise price	Weighted average remaining contractual life (years)	Exercisable options
February 3, 2022	10,000		4.65	0.60	10,000
June 21, 2023	222,000		2.75	1.98	222,000
June 18, 2024	31,500		3.40	2.97	31,500
March 3, 2025	76,474		5.00	3.68	76,474
June 26, 2025	25,000		6.80	3.99	25,000
September 30, 2026	821,915		3.50	5.25	821,915
	1,186,889	**$**	**3.53**		**1,186,889**

(Expressed in Canadian dollars unless otherwise noted)

15) SHARE-BASED PAYMENTS (continued)

Incentive stock options (continued)

The table below summarizes the information related to outstanding share options as at December 31, 2020:

	Outstanding options				
Expiry date	Number of options		Weighted average exercise price	Weighted average remaining contractual life (years)	Exercisable options
January 1, 2021	10,000		1.00	0.00	10,000
June 27, 2021	225,000		3.00	0.49	225,000
February 3, 2022	10,000		4.65	1.09	10,000
June 21, 2023	222,000		2.75	2.47	222,000
June 18, 2024	31,500		3.40	3.47	24,833
March 3, 2025	76,474		5.00	4.17	76,474
June 26, 2025	25,000		6.80	4.49	25,000
September 30, 2026	821,915		3.50	5.75	821,915
	1,421,889	**$**	**3.43**		**1,415,222**

Share-based compensation expense

Refer to "Share Consolidation" section of Note 14 "Capital Stock".

The table below summarizes share-based compensation expense for the three and six months ended June 30, 2021 and 2020:

		For the three months ended June 30,				For the six months ended June 30,		
		2021		2020		**2021**		2020
Golden Valley								
June 2020 option grant [(a)]	$	-	$	90,495	$	-	$	90,495
March 2020 option grant [(b)]		-		-		-		60,203
June 2019 option grant [(c)]		**2,779**		6,161		**5,764**		12,728
June 2018 option grant [(d)]		**11,369**		29,670		**23,847**		60,865
Share-based compensation expense	$	**14,148**	$	126,326	$	**29,611**	$	224,291

(Expressed in Canadian dollars unless otherwise noted)

15) SHARE-BASED PAYMENTS (continued)

Share-based compensation expense (continued)

a) On June 26, 2020, the Company granted to its officers, directors and consultants incentive stock options entitling the purchase of an aggregate 25,000 common shares at an exercise price of $6.80 per share. The options are exercisable for a period of 5 years until June 26, 2025, subject to earlier termination in accordance with the terms of the Company's stock option plan. The options vest immediately on date of grant.

   The fair value of the 25,000 stock options granted has been estimated using the Black-Scholes option pricing model at $90,495. For the three and six months ended June 30, 2020, an amount of $nil and $90,495 has been expensed relating to this incentive stock options.

b) On March 3, 2020, the Company granted to its officers and directors incentive stock options entitling the purchase of an aggregate 76,475 common shares (22,500 to directors and 53,975 to officers), at an exercise price of $5.00 per share. The options are exercisable for a period of 5 years until March 3, 2025, subject to earlier termination in accordance with the terms of the Company's stock option plan. The options vest immediately on date of grant.

   The fair value of the 22,500 stock options granted has been estimated at $60,203, using the Black-Scholes option pricing model, which has been expensed for the six months ended June 30, 2020. The fair value of the 53,975 stock options granted has been determined to be $125,213, representing share-based payment, equating to the cash portion of the 2019 performance bonuses to officers, expensed in Salaries and other employee benefits in fiscal 2019.

c) On June 18, 2019, the Company granted to its officers, and consultants incentive stock options entitling the purchase of an aggregate 39,000 common shares at an exercise price of $3.40 per share. The options are exercisable for a period of 5 years until June 18, 2024, subject to earlier termination in accordance with the terms of the Company's stock option plan. With the exception of 20,000 options which vest over a period of 3 years unless there is a change of control event, in which case the options will vest immediately on occurrence of the change of control, all of the other options vest immediately on grant. The fair value of the 39,000 stock options granted has been estimated using the Black-Scholes option pricing model at $84,980 of which to date $80,297 has been expensed. For the three and six months ended June 30, 2021, an amount of $2,779 (2020 -$6,161) and $5,764 (2020 - $12,728) has been expensed, respectively. 5,700 incentive stock options have been exercised and 1,800 incentive stock options have expired relating to this grant.

(Expressed in Canadian dollars unless otherwise noted)

15) SHARE-BASED PAYMENTS (continued)

d) Share-based compensation expense (continued)

e) On June 21, 2018, the Company granted to its directors, officers, and consultants incentive stock options entitling the purchase of an aggregate 230,000 common shares at an exercise price of $2.75 per share. The options are exercisable for a period of 5 years until June 21, 2023, subject to earlier termination in accordance with the terms of the Company's Stock Option Plan. All the options vest equally over a period of 3 years unless there is a change of control event, in which case the options will vest immediately on occurrence of the change of control. The fair value of the stock options granted has been estimated using the Black-Scholes option pricing model at $455,441 of which to date $455,441 has been expensed. For the three months ended June 30, 2021, an amount of $11,369 (2020 -$29,670) and $23,847 (2020 - $60,865) has been expensed. 8,000 incentive stock options have been exercised relating to this grant.

Fair value of options granted

The fair value of the granted options was determined using the Black-Scholes option pricing model and based on the following assumptions:

Date of Grant	June 26, 2020	March 3, 2020	June 18, 2019	June 21, 2018
Share price at date of grant	$ 6.80	$ 5.00	$ 3.40	$ 2.75
Expected dividends yield	0%	0%	0%	0%
Expected weighted volatility	70.44%	69.59%	79.95%	105.67%
Risk-free interest average rate	0.31%	1.10%	1.33%	2.00%
Expected average life	5 years	5 years	5 years	5 years
Exercise price at date of grant	$ 6.80	$ 5.00	$ 3.40	$ 2.75

Refer to "Share Consolidation" section of Note 14"Capital Stock".

(Expressed in Canadian dollars unless otherwise noted)

16) GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes general and administrative expenses for the three and six months ended June 30, 2021 and 2020.

	For the three months ended June 30,		For the six months ended June 30,	
	2021	2020	**2021**	2020
Insurance expenses	$ **33,617**	$ 7,932	$ **66,548**	$ 15,870
Office expenses	**22,074**	34,674	**40,294**	53,926
Advertising and exhibitions	**17,892**	8,297	**41,202**	97,408
Travelling	**366**	4,542	**620**	55,070
	$ **73,949**	$ 55,445	$ **148,664**	222,274

17) DEFERRED TAXES PAYABLE

Deferred tax assets (liabilities) and variation of recognized amounts

	As at January 1, 2021	**Recognized in profit or loss**	**As at June 30, 2021**
Exploration and evaluation assets	**$ 320,013**	**$ (92,053)**	**$ 227,960**
Investments	**(3,582,196)**	**2,144,049**	**(1,438,147)**
Share issuance costs	**6,286**	**(2,096)**	**4,190**
Derivative financial instruments	**562,239**	**(354,726)**	**207,513**
	$ (2,693,658)	**$ 1,695,174**	**$ (998,484)**

	As at January 1, 2020	**Recognized in profit or loss**	**As at December 31, 2020**
Exploration and evaluation assets	$ 687,841	$ (367,828)	$ 320,013
Investments	(6,047,641)	2,465,445	(3,582,196)
Share issuance costs	8,389	(2,103)	6,286
Non-capital losses	915,903	(915,903)	-
Derivative financial instruments	1,189,723	(627,484)	562,239
	$ (3,245,785)	$ 552,127	$ (2,693,658)

(Expressed in Canadian dollars unless otherwise noted)

18) EQUITY TRANSACTIONS OF ABITIBI ROYALTIES

Dividends

On December 7, 2020, Abitibi Royalties' Board of Directors approved a 20% dividend increase from $0.15 to $0.18 per common share on an annualized basis.

For the three and six months ended June 30, 2021, Golden Valley earned dividends of $252,236 (2020 - $210,197) and $504,472 (2020 - $378,354) from Abitibi Royalties, respectively. Golden Valley holds 5,605,246 common shares in Abitibi Royalties as at June 30, 2021 and December 31, 2020.

Incentive stock option

Abitibi Royalties adopted a 20% fixed option plan (the "New Plan") in 2013. Pursuant to the New Plan, options, for an aggregate total of 1,740,200 common shares, may be granted to its directors, officers, employees, consultants or management companies from time to time. Abitibi Royalties has not renewed its stock option plan and has not granted stock options under the current plan since 2014. There are no stock options available for grant under the plan.

Normal Course Issuer Bid ("NCIB")

On September 24, 2020, Abitibi Royalties announced it received conditional acceptance to renew its NCIB for another year until October 5, 2021. This new approval allowed Abitibi Royalties to purchase up to 624,145 (representing 5% of the Abitibi Royalties 's total issued and outstanding common shares) of its common shares.

For the three months ended June 30, 2021, the Company repurchased and cancelled 4,400 of its common shares at prices varying from $22.53 to $23.00 per share for a total of $99,847.

For the six months ended June 30, 2021, the Company repurchased and cancelled 11,600 of its common shares at prices varying from $21.70 to $25.98 per share for a total of $269,275.

For the three months ended June 30, 2020, Abitibi Royalties repurchased and cancelled 10,000 common shares at prices varying from $15.14 to $22.25 per share for a total of $195,471.

For the six months ended June 30, 2020, Abitibi Royalties repurchased and cancelled 25,700 common shares at prices varying from $15.14 to $22.25 per share for a total of $481,415.

(Expressed in Canadian dollars unless otherwise noted)

19) EARNINGS (LOSS) PER SHARE

Both the basic and diluted earnings (loss) per share have been calculated using the net income (loss) attributable to owners of the Company as the numerator, i.e., no adjustment to the net income (loss) were necessary in either three and six months ended June 30, 2021 and 2020.

	For the three months ended June 30, 2021	For the three months ended June 30, 2020	For the six months ended June 30, 2021	For the six months ended June 30, 2020
Net income (loss) attributable to shareholders of Golden Valley Mines Ltd.	$ **655,577**	$ 5,748,019	$ **(2,277,335)**	$ 3,058,703
Weighted average number of shares in circulation - basic	**13,543,993**	13,478,777	**13,531,297**	13,469,683
Dilutive effect of stock options and warrants	**554,883**	537,320	**-**	500,729
Weighted average number of shares	**14,098,877**	14,016,096	**13,531,297**	13,970,412
Basic earnings (loss) per share	$ **0.048**	$ 0.426	$ **(0.168)**	$ 0.227
Diluted earnings (loss) per share	$ **0.046**	$ 0.410	$ **(0.168)**	$ 0.219

Refer to "Share Consolidation" section of Note 14 "Capital Stock".

For the three months ended June 30, 2021, 25,000 incentive stock options were excluded from the calculation of diluted earnings per share attributable to shareholders of the Company as their exercise price was higher than the Company's average share price for the respective periods.

For the six months ended June 30, 2021, 1,161,891 incentive stock options have not been included in the loss per share calculation as they would result in a reduction of the loss per share.

For the three and six months ended June 30, 2020, potential dilutive common shares of 25,000 and 25,000 from incentive stock options have not been included in the loss per share calculation as they would result in a reduction of the loss per share.

(Expressed in Canadian dollars unless otherwise noted)

20) RELATED PARTY TRANSACTIONS

The Company's related parties include its joint key management and related companies, as described below. Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantees were given or received. Outstanding balances are usually settled in cash. Other than the related party transactions disclosed below, there were no other direct transactions with related parties other than routine payments for management and exploration services and grants of stock options. Key management includes directors and senior executives.

For the three and six months ended June 30, 2021 and 2020, the compensation paid to key management for employee and consulting services for Golden Valley and its subsidiaries is presented below:

	For the three months ended June 30,		For the six months ended June 30,	
	2021	2020	2021	2020
Short-term employee benefits				
Salaries including bonuses	$ **229,832**	$ 233,962	$ **468,852**	$ 467,992
Directors' fees	**75,000**	70,000	**150,000**	140,000
Benefits	**26,016**	69,382	**78,461**	116,186
Total short-term employee benefits	**330,848**	373,344	**697,313**	724,178
Other transactions with key management				
Rent (1)	**4,660**	4,660	**9,320**	6,320
Management fees (2)	**41,550**	41,550	**83,100**	83,100
Fees relating to exploration and evaluation activities (3)	**18,048**	18,048	**36,096**	36,096
Total other transactions with key management	**64,258**	64,258	**128,516**	125,516
Share-based payments (4)	**14,148**	35,830	**29,611**	133,795
Total remuneration	$ **409,254**	$ 473,432	$ **855,440**	$ 983,489

1) For the three and six months ended June 30, 2021, rent of $1,660 (2020 -$1,660) and $3,320 (2020-$3,320) was paid by Abitibi Royalties to its President for use of Toronto, Ontario property as an office for Abitibi Royalties and rent of $3,000 (2020 -$3,000) and $6,000 (2020 -$3,000) was paid to 2973090 Canada Inc., a company controlled by an officer and a director of the Company, for use of a Val-d'Or, Québec property as an administrative and exploration offices for Golden Valley, respectively.

2) For the three and six months ended June 30, 2021, management fees of $41,550 (2020 -$41,550) and $83,100 (2020 -$83,100) paid to 2973090 Canada Inc, respectively. As at June 30, 2021, the Company had a net payable of $20,034 (December 31, 2020 – net payable of $201) due from 2973090 Canada Inc, which is netted from due from related parties.

(Expressed in Canadian dollars unless otherwise noted)

20) RELATED PARTY TRANSACTIONS (continued)

3) For the three and six months ended June 30, 2021, fees relating to exploration and evaluation activities include $14,700 (2020 -$14,700) and $29,400 (2020 -$29,400) paid to 2973090 Canada Inc and of $3,348 (2020 -$3,348) and $6,696 (2020 -$6,696) paid to Rosatelli Exploration Services, a company controlled by an officer of the Company, respectively.

4) Share-based compensation relating to the incentive stock option program for officers and directors of the Company.

Transactions with related companies

Effective July 1, 2020, the Company entered into a Cost Sharing Arrangement (the "Sharing Arrangement") with companies related by common management, pursuant to which Golden Valley will provide certain management and financial services such as office space and administrative support relating to the exploration offices located at 2864 Chemin Sullivan, Val-d'Or, Québec, J9P 0B9, in consideration of $71,348 per year (the "reimbursement"), payable on a monthly basis. The Sharing Arrangement provides for the reimbursement to be reviewed on an annual basis.

For the three and six months ended June 30, 2021, reimbursement of $9,796 and $19,592 (for the three and six months ended June 30, 2020 - $nil) was received from related companies relating to this Sharing Arrangement, respectively.

Val-d'Or Mining

For the three and six months ended June 30, 2021, no exploration and evaluation expenses was recharged from Val-d'Or Mining, a company related by common management. For the three and six months ended June 30, 2020, Golden Valley recharged general and exploration and evaluation expenses to Val-d'Or Mining for a total amount of $500 and $2,562, respectively

For efficiency reasons, where the Company and Val-d'Or Mining are dealing with the same suppliers one may pay for both and be reimbursed by the other. As at June 30, 2021, the Company had a net payable of $5,659 (December 31, 2020 – net payable of $6,064) due from Val-d'Or Mining, which is netted from due from related parties.

International Prospect

As at June 30, 2021, Golden Valley has a receivable of $63,737 (December 31, 2020 - receivable of $65,782) with International Prospect primarily relating to consulting fees recharged to International Prospect for the services provided by the Company's President and CFO.

21) COMMITMENTS AND CONTINGENCIES

The Company has entered into agreements with officers and consultants that include termination and change of control clauses. In the case of termination, the officers and consultants are entitled to an amount equal to a multiple (ranging from one to two times) the annual base fee payable. In the case of a change of control, the officers and consultants are entitled to an amount equal to a multiple (ranging from one to three times) the sum of the annual base fee. As at June 30, 2021, the total annual base fee of the officers and consultants under the agreements is $765,000. As a triggering event has not taken place, the contingent payments have not been reflected in the consolidated financial statements.

22) FINANCIAL INSTRUMENTS

Fair value measurement of financial instrument

Financial assets and liabilities measured at fair value in the statements of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
- Level 3: inputs for the assets or liabilities that are not based on observable market data.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. Cash and cash equivalent (Level 1), royalty and other receivables (Level 3), other assets (Level 3) and accounts payable and accrued liabilities (Level 3) are carried at amortized costs which approximate their fair value due to their short-term nature.

Short-term other assets in the consolidated statements of financial position consisting of marketable securities at June 30, 2021 and December 31, 2020 are classified in Level 1 and are recorded at fair value by reference to their quoted prices at the reporting date.

The Company's other assets relating to the investments in the common shares of a private company do not have a quoted market price in an active market and the Company has assessed a fair value of the investment based on their unobservable net assets. As a result, the fair value is classified within Level 3 of the fair value hierarchy. The process of estimating the fair value of these investments is based on inherent measurement uncertainties and is based on techniques and assumptions that emphasize both qualitative and quantitative information. There is no reasonable quantitative basis to estimate the potential effect of changing the assumptions to reasonably possible alternative assumptions on the estimated fair value of these investments.

(Expressed in Canadian dollars unless otherwise noted)

22) FINANCIAL INSTRUMENTS (continued)

Fair value measurement of financial instrument (continued)

Investments relating to the common shares of Agnico Eagle and Yamana held by Abitibi Royalties and the liability relating to the derivative financial instruments are classified as Level 1.

The method and valuation techniques used for the purpose of measuring fair value are unchanged compared to the previous reporting periods. There has been no movement between levels during the year.

The carrying amounts and fair value of financial instruments presented in the consolidated statements of financial position are as follows:

	As at June 30, 2021		As at December 31, 2020	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Financial Assets at amortized costs				
Cash and cash equivalents	$ 16,418,583	$ 16,418,583	$ 13,703,034	$ 13,703,034
Restricted cash	3,961,104	3,961,104	385,415	385,415
Royalty receivables	450,564	450,564	425,180	425,180
Dividend receivable	32,427	32,427	70,361	70,361
Other receivables	-	-	25,000	25,000
Due from related parties	38,044	38,044	59,517	59,517
Financial assets at fair value through profit and loss				
Other assets	972,324	972,324	406,280	406,280
Investments	31,064,391	31,064,391	49,501,916	49,501,916
	$ 52,937,437	$ 52,937,437	$ 64,576,703	$ 64,576,703
Financial liabilities				
Financial liabilities measured at amortized cost				
Accounts payable and accrued liabilities	$ 356,347	356,347	$ 890,496	890,496
Loan	60,000	60,000	60,000	60,000
Financial liabilities measured at fair value through profit and loss				
Derivatives financial instruments (level 1)	1,566,137	1,566,137	4,243,318	4,243,318
	$ 1,982,484	$ 1,982,484	$ 5,193,814	$ 5,193,814

22) FINANCIAL INSTRUMENTS (continued)

Financial Risk

The Company is exposed to various risks in relation to financial instruments. The main types of risks are market risk, credit risk and liquidity risk. The Company focuses on actively securing short-to medium term cash flows by minimizing the exposure to financial markets. The most significant financial risks to which the Company is exposed are described below.

a) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to the following two types of market risk: foreign currency risk and other price risk.

Foreign currency risk sensitivity

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Most of the Company's transactions are carried out in Canadian dollars. Currency risk arises from the Company's cash, dividends, and royalty revenues in foreign currency, which are primarily denominated in U.S. dollars. The Company does not enter into arrangements to hedge its foreign exchange risk. As at June 30, 2021 and December 31, 2020, foreign currency denominated financial assets and liabilities in U.S. dollars and which expose the Company to the currency risk are as follows:

		As at June 30 2021		As at December 31, 2020
Cash and cash equivalents	$	**10,397,074**	$	7,125,721
Restricted cash		**3,193,151**		302,405
Royalty receivable		**363,534**		333,946
Dividends receivable		**25,137**		54,251
Accounts payable and accrued liabilities		**(27,110)**		(3,040)
Derivative financial instruments		**(1,263,625)**		(3,332,798)
	$	**12,688,161**	$	4,480,485

A 1% change in the Canadian /U.S. exchange rate as at June 30, 2021 would have had an impact of $157,257 (at December 31, 2020 - $57,046) on net loss and comprehensive loss of the year.

(Expressed in Canadian dollars unless otherwise noted)

22) FINANCIAL INSTRUMENTS (continued)

Other price risk sensitivity

The Company is exposed to fluctuations in the market prices of its investments in quoted mining companies and marketable securities in quoted mining exploration companies. The fair value of these financial instruments represents the maximum exposure to price risk.

If the quoted price of these instruments had changed by 1% as at June 30, 2021 (1% as at December 31, 2020), net income (loss) and comprehensive income (loss) for the three months then ended would have changed by $309,185 (for the year ended December 31, 2020 - $499,082).

b) Credit risk

Credit risk is the risk that another party to a financial instrument fails to discharge its obligation and, thus, leads the Company to incur a financial loss. The Company's maximum exposure to credit risk is limited to the carrying amount of financial assets at the reporting date, as summarized below:

		As at June 30, 2021		As at December 31, 2020
Cash and cash equivalents	$	**16,418,583**	$	13,703,034
Restricted cash		**3,961,104**		385,415
Royalty receivables		**450,564**		425,180
Prepaids and other receivables		**105,973**		303,959
Carrying amounts	$	**20,936,224**	$	14,817,588

The risk related to cash and restricted cash is considered negligible as the Company is dealing with a reputable financial institution whose credit rating is excellent. The Company's management considers that the above financial asset is of good credit quality. The credit risk exposure for the Company's accounts, royalty and dividends receivables and other assets is considered minimal as these receivables have since been received subsequent to year-end. The Company continuously monitors defaults of counterparties. No impairment loss has been recognized in the periods presented.

(Expressed in Canadian dollars unless otherwise noted)

22) FINANCIAL INSTRUMENTS (continued)

c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk management serves to maintain a sufficient amount of cash and cash equivalents and to ensure that the Company has financing sources such as private and public investments for a sufficient amount. Over the past years, the Company has financed its exploration and evaluation programs, its working capital requirements and acquisitions of mining properties through private and flow-through placements and through dividends received from the shares it holds in Abitibi Royalties.

The Company's objective is to maintain cash and cash equivalents and short-term investments to meet its liquidity requirements. This objective was met for the reporting periods. The Company considers cash flows from financial assets in assessing and managing liquidity risk, in particular its cash and cash equivalents and short-term investments. The Company's existing cash and cash equivalents and short-term investments exceed the current cash outflow requirements.

The following table presents contractual maturities (including interest payments where applicable) of the Company's consolidated liabilities:

		As at June 30, 2021		As at December 31, 2020
Within 3 months				
Accounts payable and accrued liabilities	$	**356,347**	$	890,496
Derivative financial instruments		**146,732**		2,411,567
	$	**503,079**	$	3,302,063
Three to twelve months				
Derivative financial instruments	$	**1,268,037**	$	135,341
	$	**1,268,037**	$	135,341
Beyond twelve months				
Derivative financial instruments	$	**151,368**	$	1,696,410
	$	**151,368**	$	1,696,410

23) CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company's capital management objectives are: to ensure the Company's ability to continue as a going concern; to increase the value of the assets of the business; and to provide an adequate return to owners. These objectives will be achieved by identifying the right exploration projects, adding value to these projects and ultimately taking them through to production or sale and cash flow, either with partners or by the Company's own means and by identifying and acquiring the right potential royalty rights. The Company monitors capital on the basis of the carrying amount of equity. Capital for the reporting periods under review is comprised of share capital, warrants and contributed surplus. The Company is not exposed to any externally imposed capital requirements as at June 30, 2021 and December 31, 2020. The Company sets the amount of capital in proportion to its overall financing structure, i.e., equity and financial liabilities. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may return capital to shareholders, issue new shares, or sell assets to reduce payables. When financing conditions are not optimal, the Company may enter into option agreements or other solutions to continue its exploration and evaluation activities or may slow its activities until conditions improve. No changes were made in the objectives, policies and processes for managing capital during the quarter.

Schedule "D"

See attached.

ABITIBI ROYALTIES INC.

Audited Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in Canadian Dollars)

Independent Auditor's Report

MNP SENCRL srl / LLP

To the Shareholders of Abitibi Royalties Inc.:

Opinion

We have audited the consolidated financial statements of Abitibi Royalties Inc. and its subsidiary (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2020 and December 31, 2019, and the consolidated statements of net income and comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2020 and December 31, 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Anand Beejan.

Montréal, Québec

MNP SENCRL, srl[1]

April 22, 2021

[1] CPA auditor, CA, public accountancy permit no. A126822

MNP SENCRL srl / LLP

ABITIBI ROYALTIES INC.

ABITIBI ROYALTIES INC.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Notes		As at December 31, 2020		As at December 31, 2019
ASSETS					
Current					
Cash		$	**12,998,678**	$	2,457,178
Restricted cash	9		**385,415**		-
Royalty receivable	8		**425,180**		999,252
Other receivables	6		**108,926**		54,924
Prepaid expenses			**41,152**		14,397
Total current assets			**13,959,351**		3,525,751
Non-current					
Exploration and evaluation assets	7		**151,701**		-
Investments	9		**49,501,916**		50,636,738
TOTAL ASSETS		$	**63,612,968**	$	54,162,489
LIABILITIES					
Current					
Accounts payable and accrued liabilities	16	$	**727,968**	$	361,314
Income taxes payable	11		**2,464,798**		-
Derivative financial instruments	10		**4,243,318**		8,979,047
Total current liabilities			**7,436,084**		9,340,361
Non-current					
Deferred tax liabilities	11		**2,693,658**		3,245,785
Total Liabilities			**10,129,742**		12,586,146
EQUITY					
Capital stock	12		**11,751,929**		11,797,244
Retained earnings			**41,731,297**		29,779,099
Total Equity			**53,483,226**		41,576,343
TOTAL LIABILITIES AND EQUITY		$	**63,612,968**	$	54,162,489

Commitments (note 20)

Subsequent events (note 22)

"Glenn J. Mullan"	*"Ian J. Ball"*
(signed Glenn J. Mullan)	(signed Ian J. Ball)
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

ABITIBI ROYALTIES INC.

Consolidated Statements of Net Income and Comprehensive Income

(Expressed in Canadian Dollars)

	Notes	For the year ended December 31, 2020	2019
Revenues			
Royalties	**8**	**$ 685,698**	$ 3,037,260
Dividends		**639,938**	437,418
Mining option revenue	**7**	**48,684**	-
		1,374,320	3,474,678
Operating expenses			
Salaries and employee benefits	16	**1,587,507**	1,260,375
Professional fees	14	**559,351**	549,280
Office expenses		**88,786**	78,070
Advertising and promotion		**15,295**	33,617
Travel and transport		**8,028**	44,024
Royalty interests	8	**37,701**	550
		2,296,668	1,965,916
Operating income (loss)		**(922,348)**	1,508,762
Other income (costs)			
Change in fair value of investments		**7,150,480**	16,942,272
Change in fair value of derivatives		**7,881,792**	(5,495,670)
Change in fair value of derivatives resulting from foreign exchange		**383,345**	249,059
Foreign exchange gain (loss)		**2,153,552**	(76,625)
Commissions		**(120,154)**	(62,843)
Interest expense		**(3,804)**	(2,231)
Interest income		**71,375**	10,189
		17,516,586	11,564,151
Net income before income tax		**16,594,238**	13,072,913
Current tax expense	11	**2,464,798**	-
Deferred tax expense (recovery)	11	**(552,127)**	1,813,320
Income tax expense		**1,912,671**	1,813,320
Net income and comprehensive income for the year		**$ 14,681,567**	$ 11,259,593
Earnings per share			
Basic	15	**$ 1.17**	$ 0.90
Diluted	15	**$ 1.17**	$ 0.90
Weighted average number of common shares outstanding			
Basic	15	**12,497,653**	12,513,118
Diluted	15	**12,497,653**	12,513,118

The accompanying notes are an integral part of the consolidated financial statements.

ABITIBI ROYALTIES INC.

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Notes	Number of Common shares outstanding	Capital Stock	Contributed Surplus	Retained earnings	Total Equity
Balance as at January 1, 2020		**12,522,411**	**$ 11,797,244**	**$ -**	**$ 29,779,099**	**$ 41,576,343**
Common shares repurchased and cancelled	12	**(48,100)**	**(45,315)**	**-**	**(948,736)**	**(994,051)**
Dividends paid	12	**-**	**-**	**-**	**(1,780,633)**	**(1,780,633)**
Net income and total comprehensive income		**-**	**-**	**-**	**14,681,567**	**14,681,567**
Balance as at December 31, 2020		**12,474,311**	**$ 11,751,929**	**$ -**	**$ 41,731,297**	**$ 53,483,226**
Balance as at January 1, 2019		12,502,340	$ 11,460,462	$ 166,704	$ 19,993,225	$ 31,620,391
Common shares issued on exercise of options	12	81,171	393,417	(166,704)	-	226,713
Common shares repurchased and cancelled		(61,100)	(56,635)	-	(722,014)	(778,649)
Dividends paid	12	-	-	-	(751,705)	(751,705)
Net income and total comprehensive income		-	-	-	11,259,593	11,259,593
Balance as at December 31, 2019		12,522,411	$ 11,797,244	$ -	$ 29,779,099	$ 41,576,343

The accompanying notes are an integral part of the consolidated financial statements.

ABITIBI ROYALTIES INC.

ABITIBI ROYALTIES INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Notes	For the year ended December 31, 2020	2019
OPERATING ACTIVITIES			
Net income for the year		$ 14,681,567	$ 11,259,593
Adjustment:			
Change in fair value of investments		(7,150,480)	(16,942,272)
Change in fair value of derivatives		(8,265,137)	5,246,611
Option revenue		(48,684)	-
Royalty interests		37,701	550
Deferred tax expense	11	(552,127)	1,813,320
Foreign exchange loss		429,173	76,625
Changes in working capital items:			
Royalty receivable		574,072	(985,147)
Other receivables		(29,002)	(13,594)
Prepaid expenses		(26,755)	(2,397)
Accounts payable and accrued liabilities		366,654	(70,724)
Income taxes payable		2,464,798	-
Cash flows from operating activities		2,481,780	382,565
INVESTING ACTIVITIES			
Proceeds from settlement of derivative financial instruments	9	31,770,315	781,613
Payment on settlement of derivative financial instruments	9	(23,566,713)	-
Proceeds from sale of derivative financial instruments		3,582,525	1,267,608
Repurchase of derivative financial instruments		(53,116)	(131,050)
Increase in restricted cash		(385,415)	-
Additions to investments		(484,624)	(202,671)
Acquisition of royalty interests		(37,701)	(550)
Proceeds from sale of other investments		638,825	50,418
Proceeds from mining option agreement		50,000	-
Acquisition of exploration and evaluation assets		(250,519)	-
Cash flows from investing activities		11,263,577	1,765,368
FINANCING ACTIVITIES			
Issuance of capital stock		-	226,713
Dividends paid		(1,780,633)	(751,705)
Capital stock repurchased and cancelled		(994,051)	(778,649)
Cash flows used by financing activities		(2,774,684)	(1,303,641)
Effect of foreign exchange rate changes on cash		(429,173)	(76,625)
Net increase in cash		10,541,500	767,667
Cash, beginning of year		2,457,178	1,689,511
Cash, end of year		$ 12,998,678	$ 2,457,178

		2020	2019
Additional cash flow information			
Cash transactions:			
Interest received related to operating activities:		$ 71,375	$ 10,189
Dividends received related to investing activities:		614,306	416,339
Royalties received related to operating activities:		1,259,770	2,052,918

The accompanying notes are an integral part of the consolidated financial statements.

(Expressed in Canadian dollars unless otherwise noted)

1) NATURE OF OPERATIONS

Abitibi Royalties Inc. (the "Company") and its subsidiary are engaged in building a royalty company by acquiring royalties and by exploring, evaluating and promoting its mineral properties and other projects.

The Company was incorporated on February 18, 2010 under the Business Corporations Act of British Columbia. The head office of the Company is located at 152 Chemin de la Mine École, Val-d'Or, Québec, J9P 7B6. The Company's registered and records office is located at #530 - 355 Burrard Street, Vancouver, B.C. V6C 2G8. The Company also has administrative offices located at 2864 Chemin Sullivan, Val-d'Or, Québec, J9P 0B9. The Company's common shares are trading on the TSX Venture Exchange under the trading symbol "RZZ".

The Company has a wholly-owned subsidiary, Abitibi Royalties (USA) Inc. ("Abitibi USA"), incorporated in the State of Nevada, USA on August 25, 2020. Abitibi USA's principal office is located at 241 Ridge Street, Suite 201, Reno, Nevada USA 89501

On June 19, 2018, the Company announced that it had been admitted to the Nasdaq International Designation program under the ticker "ATBYF".

As at December 31, 2020, Golden Valley Mines Ltd. ("Golden Valley"), a controlling shareholder, held a 44.93% (December 31, 2019 – 44.76%) interest in the Company.

2) BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and have been prepared using the historical cost convention, as modified by revaluation of certain financial instruments, which are measured in accordance with the policy described in note 4. Accounting policies are consistently applied to all years presented, unless otherwise stated.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company`s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 5.

Even though the Company holds significant investments in other entities, it does not qualify as an investment entity under IFRS 10 "*Consolidated Financial Statements*".

2) BASIS OF PRESENTATION (continued)

Subsidiaries

These consolidated financial statements include the accounts of Abitibi Royalties Inc and its wholly-owned subsidiary, Abitibi Royalties (USA) Inc. Subsidiaries are consolidated where the Company has the ability to exercise control. Control of an investee exists when the Company is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation.

Approval of Financial Statements

These financial statements were approved for issuance by the Board of Directors on April 22, 2021.

3) ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Company.

Management anticipates that all of the pronouncements will be adopted in the Company's accounting policy for the first period beginning after the effective date of each pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company's financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company's financial statements.

In May 2020, the IASB issued a package of narrow-scope amendments to three standards (IFRS 3 "Business Combinations", IAS 16 "Property, Plant and Equipment" and IAS 37 "Provisions, Contingent Liabilities and Contingent Assets") as well as the IASB's Annual Improvements to IFRS Standards 2018 - 2020. These amendments to existing IFRS standards are to clarify guidance and wording, or to correct for relatively minor unintended consequences, conflicts or oversights. These amendments are effective for annual periods beginning on or after January 1, 2022. The Company is assessing the potential impact of these narrow-scope amendments.

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been applied in the preparation of these financial statements are summarized below.

a) Accounting standards issued and in effect during the year

IAS 1 "Presentation of Financial Statements" ("IAS 1")

IAS 1 sets out the overall requirements for financial statements, including how they should be structured, the minimum requirements for their content and overriding concepts such as going concern, the accrual basis of accounting and the current/non-current distinction. The standard requires a complete set of financial statements to comprise a statement of financial position, a statement of profit or loss and other comprehensive income, a statement of changes in equity and a statement of cash flows.

IAS 1 has been revised to incorporate a new definition of "material" and IAS 8 *Accounting Policies, Changes in Accounting Estimates and Errors* ("IAS 8") has been revised to refer to this new definition in IAS 1. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

On January 1, 2020, the Company adopted IAS 1 and concluded that, based on its current operations, the adoption of IAS 1 had no significant impact on the Company's financial statements.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8")

IAS 8 is applied in selecting and applying accounting policies, accounting for changes in estimates and reflecting corrections of prior period errors. The standard requires compliance with any specific IAS applying to a transaction, event or condition, and provides guidance on developing accounting policies for other items that result in relevant and reliable information. Changes in accounting policies and corrections of errors are generally retrospectively accounted for, whereas changes in accounting estimates are generally accounted for on a prospective basis. The amendment is effective for annual reporting periods beginning on or after January 1, 2020. Earlier application is permitted.

On January 1, 2020, the Company adopted IAS 8 and concluded that, based on its current operations, the adoption of IAS 8 had no significant impact on the Company's financial statements.

b) Foreign currency translation

Functional and presentation currency

These financial statements are presented in Canadian dollars, which is the Company and the subsidiary's functional currency.

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency, using the exchange rates prevailing at the dates of the transactions (spot exchange rates), except for sales and repurchases of option contracts which are translated at average rates of exchange prevailing during the period, which materially approximate the exchange rates on the transaction dates. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in foreign currency at year-end exchange rates recognized in profit or loss.

Non-monetary items are not re-translated at year-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the dates when fair value was determined.

c) Revenue recognition

Revenue comprises the fair value of the consideration received or receivable arising from the use by others of the Company's assets yielding royalties, interest, dividends and option income when the amount received from mining option agreements exceeds the carrying costs of mineral properties under option. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Company and when the specific criteria have been met for each of the Company's activities as described below.

Royalties

Royalties consist of revenues earned directly from royalty agreements. Revenue recognition generally occurs in the month of production from the royalty property. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amounts pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and accordingly, revenue recognition is deferred.

Dividends

Dividend income from investments is recognized when the shareholder's right to receive payment has been established (provided that it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably).

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Option income

Option income is recognized on an accrual basis in accordance with the substance of the relevant agreements. Shares received under option agreements are valued at fair value which is determined at quoted market prices if the shares are quoted on an active market. If the market for the shares is not active, fair value is established by using a valuation technique. Option income is initially recorded as a credit against the carrying costs of the mineral property and deferred exploration expenses until they are fully recovered.

d) Cash and restricted cash

Cash is comprised of cash in bank and demand deposits, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

Restricted cash relates to funds held as collateral on the put option contracts referred to in the derivative financial instruments section below. The funds will become unrestricted once the put option contracts are exercised, repurchased or expired.

e) Royalty interests

Royalty interests consist of acquired net smelter returns on exploration and evaluation stage properties. Royalty interests for exploration and evaluation assets are recorded at cost and capitalized in accordance with IFRS 6 "Exploration for and Evaluation of Mineral Resources" ("IFRS 6"). Acquisition costs of exploration and evaluation royalty interests are capitalized and are not depleted until such time as revenue generating activities begin. Royalty interests for exploration and evaluation assets are assessed for impairment in accordance with IFRS 6 and are measured for any impairment in accordance with IAS 36 "Impairment of Assets" ("IAS 36"). An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. An interest that has previously been classified as exploration and evaluation is also assessed for impairment before reclassification to development or production, and the impairment loss, if any, is recognized in net income.

f) Exploration and evaluation expenditures and exploration and evaluation assets

Exploration and evaluation expenditures are costs incurred in the course of initial search for mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Costs incurred before the legal right to undertake exploration and evaluation activities are recognized in profit or loss when they are incurred.

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation expenditures and exploration and evaluation assets (continued)

Once the legal right to undertake exploration and evaluation activities has been obtained, all costs of acquiring mineral rights or options to acquire such rights (option agreement), expenses related to the exploration and evaluation of mining properties, less refundable tax credits related to these expenses, are recognized as exploration and evaluation assets. Expenses related to exploration and evaluation include topographical, geological, geochemical and geophysical studies, exploration drilling, trenching, sampling and other costs related to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource. The various costs are capitalized on a property-by-property basis pending determination of the technical feasibility and commercial viability of extracting a mineral resource. These assets are recognized as intangible assets and are carried at cost less any accumulated impairment losses. No depreciation expenses are recognized for these assets during the exploration and evaluation phase.

Whenever a mining property is considered no longer viable, or is abandoned, the capitalized amounts are written down to their recoverable amounts. The difference is then immediately recognized in profit or loss.

When technical feasibility and commercial viability of extracting a mineral resource are demonstrable, exploration and evaluation assets related to the mining property are transferred to property and equipment in Mining assets under construction. Before the reclassification, exploration and evaluation assets are tested for impairment and any impairment loss is recognized in profit or loss before reclassification.

Although the Company has taken steps to verify title to the mining properties in which it holds an interest in accordance with industry practices for the current stage of exploration and development of such properties, these procedures do not guarantee the validity of the Company's titles. Title to property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

To date, neither the technical feasibility nor the commercial viability of extracting a mineral resource has been demonstrated.

Impairment of exploration and evaluation assets

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at a cash-generating unit level. Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an asset or cash-generating unit is reviewed for impairment.

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of exploration and evaluation assets (continued)

Impairment reviews for exploration and evaluation assets are carried out on a project-by-project basis, with each project representing a potential single cash-generating unit. An impairment review is undertaken when indicators of impairment arise, but typically when one of the following circumstances apply:

a) the right to explore the areas has expired or will expire in the near future with no expectation of renewal;
b) no further exploration or evaluation expenditures in the areas are planned or budgeted;
c) no commercially viable deposits have been discovered, and the decision has been made to discontinue exploration in the area;
d) sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

Additionally, when technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the exploration and evaluation assets of the related mining property are tested for impairment before these items are transferred to property and equipment.

An impairment loss is recognized in profit or loss for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less cost to sell and its value in use. An impairment loss is reversed if the asset's or cash-generating unit's recoverable amount exceeds its carrying amount. The amount of such reversal is limited to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined had no impairment loss previously been recognized.

g) Provisions

Provisions are recognized when present legal or constructive obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

The Company's operations are governed by government environment protection legislation. Environmental consequences are difficult to identify in terms of amounts, timetable and impact.

As of the reporting date, management believes that the Company's operations are in compliance with the current laws and regulations. Site restoration costs currently incurred are negligible.

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions (continued)

When the technical feasibility and commercial viability of extracting a mineral resource have been demonstrated, a restoration provision will be recognized in the cost of the mining property when there is constructive commitment that has resulted from past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be measured with sufficient reliability. No liability is recognized if an outflow of economic resources as a result of present obligations is not probable. Such situations are disclosed as contingent liabilities unless the outflow of resources is remote.

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate. At December 31, 2020 and 2019, there is no provision in the consolidated statement of financial position.

h) Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. A financial asset is derecognized when its contractual rights to the cash flows that compose the financial asset expire or substantially all the risks and rewards of the asset are transferred. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within financing income and financing expense, respectively. Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Classification

Financial Assets/Liabilities	Classification
Cash	Financial Asset at amortized cost
Restricted cash	Financial Asset at amortized cost
Royalty and other receivables	Financial Asset at amortized cost
Investments	Fair value through profit and loss ("FVTPL")
Accounts payable and accrued liabilities	Financial Liabilities at amortized cost
Derivative financial instruments	FVTPL

The Company determines the classification of financial assets at initial recognition. The classification of its instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics.

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h) Financial Instruments (continued)

Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them at fair value through other comprehensive income ("FVTOCI"). Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment for a financial asset.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of net income (loss) and comprehensive income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of net income (loss) and comprehensive income (loss) in the period in which they arise. Where Company has opted to recognize a financial liability at FVTPL, any changes associated with the Company's own credit risk will be recognized in other comprehensive income (loss).

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company recognizes in the statements of net income (loss), as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings and the negligible historical level of dividends default, the loss allowance was $nil as at December 31, 2020 and 2019.

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i) Income taxes

Tax expense recognized in profit or loss comprises the sum of deferred and current tax not recognized in other comprehensive income or directly in equity.

Current tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and laws that have been enacted or substantively enacted by the end of the reporting period. The Company periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with shares in subsidiaries and associates is not provided if reversal of these temporary differences can be controlled by the Company and it is probable that the reversal will occur in the foreseeable future.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to set off current tax assets and liabilities from the same taxation authority. Changes in deferred tax assets or liabilities are recognized as deferred tax expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

j) Equity

Capital stock

Capital stock represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. If shares are issued when stock options and warrants are exercised, the capital stock account also comprised the compensation costs previously recorded as contributed surplus. In addition, if shares were issued as consideration for the acquisition of a mineral property or some other form of non-monetary assets, they are measured at their fair value according to the quoted price on the day of the conclusion of the agreement.

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Unit placements

Proceeds from unit placements are allocated between shares and warrants issued using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds is allocated to warrants.

Other elements of equity

Contributed surplus includes charges related to stock options and warrants until such stock options and warrants are exercised.

Retained earnings include all current and prior period retained profits and losses.

Purchase for cancellation

When shares are purchased for cancellation, the carrying amount of the shares is recognized as a deduction of share capital. The difference between the purchase price and the carrying amount is charged to contributed surplus and then to retained earnings for any amounts in excess of total contributed surplus related to shares repurchased.

k) Share based remuneration

Stock options plan

The Company operates an equity-settled share-based payment plan for its eligible directors, officers, and employees. The Company's plan does not feature any options for a cash settlement.

All goods and services received in exchange for the grant of any share-based payments are measured at their fair values, unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, the Company measures their value indirectly by reference to the fair value of the equity instruments granted. For the transactions with employees and others providing similar services, the Company measures the fair value of the services received by reference to the fair value of the equity instruments granted.

All equity-settled share-based payments (except equity-settled share-based payments to brokers) are ultimately recognized as an expense in the profit or loss or capitalized as an exploration and evaluation asset, depending on the nature of the payment with a corresponding credit to contributed surplus, in equity. Equity-settled share-based payments to brokers, in respect of an equity financing are recognized as issuance costs of the equity instruments with a corresponding credit to contributed surplus, in equity.

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k) Stock option plan (continued)

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of stock options expected to vest. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised if there is any indication that the number of stock options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior period if stock options ultimately exercised are different to that estimated on vesting.

Upon exercise of stock options, the proceeds received net of any directly attributable transaction costs are recorded as capital stock. The accumulated charges related to the stock options recorded in contributed surplus are then transferred to capital stock.

l) Basic and diluted earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net income (loss) attributable to common equity holders of the Company by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options warrants and restricted share units.

When a loss is incurred during a period, basic and diluted loss per share are the same because the exercise of share equivalents is then considered to be anti-dilutive.

To determine the dilutive impact of stock options, the Company uses the Treasury Stock Method which assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase the maximum number of common shares of the Company at the average market price during the period. The assumption of exercise is not reflected in the calculation of earnings per share when the exercise price of the share equivalents considered individually exceeds the average market price for the period.

m) Segmental reporting

The Company presents and discloses segmental information based on information that is regularly reviewed by the Chief Executive Officer and the Board of Directors. The allocation of resources between the different operating segments and the assessment of the performance of the operating segments is the responsibility of the Chief Executive Officer.

The Company has determined that it has only one operating segment: the acquisition and management of royalties.

5) JUDGMENTS, ESTIMATES AND ASSUMPTIONS

When preparing the financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses.

a) Significant management judgments

The following are significant management judgements in applying the accounting policies of the Company that have the most significant effect on the financial statements.

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty. In properties where the Company holds royalty interests, there has been temporary operational restrictions due to the ongoing COVID-19 pandemic, including operations being previously placed under care and maintenance and thereafter the resumption of mining activities.

In the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates

Classification of financial instruments

All financial assets are classified in one of the following categories: fair value through profit or loss or financial assets at amortized costs. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets upon initial recognition.

Recognition of deferred tax assets and measurement of income tax expense

Management continually evaluates the likelihood that its deferred tax assets could be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. By its nature, this assessment requires significant judgement.

5) JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Functional currency

These financial statements are presented in Canadian dollars, which is the Company and subsidiary's functional currency. The determination of functional currency is determined based on management's assessment of the economic environment in which it operates.

b) Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

Impairment of exploration and evaluation assets

Determining if there are any facts and circumstances indicating impairment loss or reversal of impairment losses is a subjective process involving judgement and a number of estimates and interpretations in many cases.

When an indication of impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset or the cash-generating units must be estimated. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs must be determined.

In assessing impairment, the Company must make some estimates and assumptions regarding future circumstances, in particular, whether an economically viable extraction operation can be established, the probability that the expenses will be recovered from either exploitation or sale when the activities have not reached a stage that permits a reasonable assessment of the existence of reserves, the Company's capacity to obtain financial resources necessary to complete the evaluation and development and to renew permits. Estimates and assumptions may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in profit or loss in the period when the new information becomes available.

No impairment loss of the exploration and evaluation assets has been recognized in profit or loss in the year ended December 31, 2020 and 2019. No reversal of impairment losses has been recognized for the reporting periods.

(Expressed in Canadian dollars unless otherwise noted)

5) JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Impairment of royalty interests

The assessment of the fair values of royalty interests requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, mineral reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications. These estimates and assumptions are, by their very nature, subject to interpretation and uncertainty. Changes in any of these estimates and assumptions, which certain estimates and assumptions are provided by the operators of the properties, used in determining the fair value of the royalty interests could impact the impairment analysis.

Share-based payments

The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Company has made estimates as to the expected volatility, the probable life of share options granted and the time of exercise of those share options. The model used by the Company is the Black-Scholes valuation model.

6) OTHER RECEIVABLES

		As at December 31, 2020		As at December 31, 2019
Dividend receivable	**$**	**70,361**		44,729
Mining option receivable (note 7)		**25,000**		-
Sales taxes recoverable		**13,565**		10,195
	$	**108,926**	$	54,924

(Expressed in Canadian dollars unless otherwise noted)

7) EXPLORATION AND EVALUATION ASSETS

The change in Exploration and Evaluation Assets for the years ended December 31, 2020 and 2019 is as follows:

Description	As at January 1, 2020	Additions	Credits	As at December 31, 2020	As at December 31, 2019
Acquisition and claims maintenance	$ -	241,959	-	$ 241,959	$ -
Program management and consultants	-	8,558	-	8,558	-
Option payment received	-	-	(147,500)	(147,500)	-
	-	250,517	(147,500)	103,017	
Option revenue				48,684	
				$ 151,701	$ -

The following table summarizes the carrying values of Exploration and Evaluations Assets by properties as at December 31, 2020 and 2019:

Description	As at December 31, 2020	As at December 31, 2019
Bathurst Property	$ 75,000	$ -
Hees Property	75,000	-
Bullfrog South Property	1,701	-
	$ 151,701	$ -

Bathurst property

On November 9, 2020, the Company entered into an agreement with two arm's length parties to acquire the Bathurst property, a property consisting of 7 claims located in Ontario, for the purchase price of $75,000. Pursuant to the agreement, the Company also granted a 0.5% NSR royalty on the property.

Subsequent to year-end, on February 4, 2021, Abitibi Royalties signed an option agreement with Xplore Resources Corp. ("Xplore") on the property. Xplore may earn a 100% interest in the project by completing the following: (a) Execution of Letter of Intent ("LOI"): Issue to Abitibi Royalties $62,500 in common shares of Xplore based on the daily volume weighted average (the "VWAP") price of Xplore's shares for the 14-day period preceding the execution of the LOI; and, issuance to Abitibi Royalties $125,000 in common shares of Xplore based on the VWAP price of Xplore's shares for the 14-day period preceding the execution of the first anniversary date and issuance to Abitibi Royalties $150,000 in common shares of Xplore based on the VWAP price of Xplore's shares for the 14-day period preceding the execution of the second anniversary date.

(Expressed in Canadian dollars unless otherwise noted)

7) EXPLORATION AND EVALUATION ASSETS (continued)

On completing the share issuance obligations, Abitibi Royalties will be granted a 1.5% NSR on the property. Xplore has also agreed to complete sufficient exploration work on the property to maintain the project in good standing during the time of the option agreement.

Hees Property

On December 11, 2020, the Company entered into an agreement with two arm's length parties to acquire the Hees property, a property consisting of 30 claims located in Ontario, for the purchase price of $75,000. Pursuant to the agreement, the Company also granted a 0.5% NSR royalty on the property.

Bullfrog South Project

On September 17 2020, the Company staked the Bullfrog South Project, located in Nevada's Bullfrog Gold District.

On December 9, 2020, the Company entered into a mining option agreement with Augusta Gold Inc. ("Augusta") on the Bullfrog South property. In accordance with the option agreement, Augusta may earn a 100% interest in the project for $150,000 payable in cash or common shares over a period of two years. If Augusta exercises the option, Abitibi Royalties will be granted a 2% NSR on the optioned property, with Augusta retaining an option to purchase 0.5% of the NSR for $500,000 on or before December 9, 2030.

For the year ended December 31, 2020, the Company recognized a receivable of $25,000 relating to this mining option agreement which was recorded against the carrying value of the exploration and evaluation assets relating to the Bullfrog South property.

Hammond Reef South property

On June 2, 2020, the Company entered into an agreement with two arm's length parties to acquire the Hammond Reef property, a property consisting of 49 claims located in Ontario, for the purchase price of $70,000. Pursuant to the agreement, the Company also granted one of the parties a 0.5% NSR royalty on the property. The Company incurred claim and other fees of $3,816 on completion of the transaction.

On July 27, 2020, the Company entered into a mining option agreement with Victory Resources Corporation ("Victory") on the Hammond Reef South property. In accordance with the option agreement, in order to acquire a 100% interest in the property, Victory must: (i) issue to Abitibi Royalties, over a two-year period, cash consideration of $275,000 and share consideration of 2,750,000 common shares in its capital; and (ii) incur exploration expenditures in an aggregate amount of $550,000 over a three-year period, of which a minimum of $25,000 is to be spent in the first year of the option agreement. Once the option is exercised, the Company will retain a 2.0% NSR on the property.

(Expressed in Canadian dollars unless otherwise noted)

7) EXPLORATION AND EVALUATION ASSETS (continued)

For the year ended December 31, 2020, the Company received the cash consideration of $50,000 and share consideration of 500,000, with a fair value of $72,500, in the common shares of Victory relating to this mining option agreement. Both cash and share considerations have been recorded against the carrying value of the exploration and evaluation assets relating to the Hammond Reef South property, with the remaining difference of $48,684 being recognized as revenue.

8) ROYALTY INTERESTS

Main royalty interests

Malartic CHL 3% Royalty - Malartic, Québec

The area covered by the 3% NSR starts at the eastern edge of the Canadian Malartic Mine main open pit operated by Canadian Malartic GP (50% owned by Agnico Eagle Mines Limited ("Agnico Eagle") and Yamana Gold Inc. ("Yamana")). The 3% NSR also covers a number of known mineralized zones; the eastern part of the Barnat Extension, the Jeffrey Zone and portions of the East Malartic, Odyssey, Sladen and Sheehan. The various underground zones are known as the Odyssey Project.

For the year ended December 31, 2020, the Company earned royalties in the amount of $685,698 (or US$524,434) from this royalty interest, of which $425,180 (or US$333,946), representing the royalties earned for the fourth quarter of 2020, is a receivable as at December 31, 2020.

For the year ended December 31, 2019, the Company earned royalties in the amount of $3,037,260 (or US$2,315,090) from this royalty interest, of which $999,252 (or US$769,366), representing the royalties earned for the fourth quarter of 2019, is a receivable as at December 31, 2019.

Canadian Malartic 2% Royalty - Malartic, Québec

The area covered by the 2% NSR is on a single claim located just to the south of the Canadian Malartic open pit, and covers the eastern portion of the Gouldie Zone and Charlie Zone.

Other royalty interests

The Company's other royalty interest are as follows:

- Revillard Property 2% Royalty - Malartic, Québec
- 15% Net Profit Interest ("NPI") in the vicinity of Canadian Malartic Mine - Malartic, Québec
- Midway Project 1.5% Royalty - Malartic, Québec
- 1.5% Royalty in the Abitibi region, Québec
- 1.0% NSR on the New Alger Project in the Abitibi region, Québec

(Expressed in Canadian dollars unless otherwise noted)

8) ROYALTY INTERESTS (continued)

In May 2020, the Company entered into a series of agreements to acquire, with a purchase price of $36,000, a package of royalties south of the Canadian Malartic Mine and also southeast of the Agnico Eagle's Goldex Mine. The agreements also entitled the Company to 15% of the gross proceeds (cash and shares) should the underlying properties be sold or joint ventured. The royalties are located immediately south of the Canadian Malartic Mine and approximately three kilometres southeast of the Goldex Mine. The projects are owned and operated by Tamarack Gold Resources Inc. The Company incurred fees of $1,701 on completion of the transaction.

9) INVESTMENTS

	As at December 31, 2020			As at December 31, 2019		
	Number of shares		Fair value	Number of shares		Fair value
Yamana Gold Inc.	**2,105,895**	**$**	**15,309,857**	3,443,895	$	17,701,620
Agnico Eagle Mines Limited	**375,897**		**33,676,612**	408,597		32,679,588
			48,986,469			50,381,208
Other investments			**515,447**			255,530
		$	**49,501,916**		$	50,636,738

For the year ended December 31, 2020, the Company was called to deliver 394,100 common shares of Agnico Eagle at share prices ranging from US$42.00 to US$55.00 per share and received, net of commissions, $25,633,349 (or US$19,551,262). The Company was also called to deliver 1,338,000 common shares of Yamana at share prices ranging from US$2.50 to US$5.00 per share and received, net of commissions, $6,104,262 (or US$4,704,309). In addition, the Company was called to purchase 361,400 common shares of Agnico Eagle at a share price of US$45.00 per share and paid, before commissions, $23,566,713 (or US$16,263,000).

For the year ended December 31, 2019, the Company was called to deliver 6,000 common shares of Agnico Eagle (2,500 at US$43.00, 2,500 at US$47.00 and 1,000 at US$49.00) and received, net of commissions, $358,619 (or US$270,922). The Company was also called to deliver 105,800 common shares of Yamana (47,600 at US$2.50, 6,900 at US$3.00 and 51,300 at US$3.50) and received, net of commissions, $415,032 (or US$316,287).

Restricted cash

Restricted cash represents funds held as collateral on the put option contracts referred to in the *Derivative financial instruments* below. The funds will become unrestricted once the put option contracts are exercised, repurchased or expired. Restricted cash of $385,415 (or US$302,405) as at December 31, 2020 relates to funds held as collateral on the outstanding put option contracts of 99,300 shares of Agnico as at December 31, 2020. No cash is restricted as at December 31, 2019 as there are no outstanding put option contracts.

(Expressed in Canadian dollars unless otherwise noted)

10) DERIVATIVE FINANCIAL INSTRUMENTS

The total call/put options outstanding as at December 31, 2020 and 2019 are as follows:

	Expiry date	Number of shares under option		Exercise price range (USD)		Market value as at December 31, 2020
Calls						
Yamana	January 15, 2021	**1,247,000**	$	3.00 to 7.00	**$**	**1,574,731**
Yamana	April 16, 2021	**320,000**	$	7.00 to 10.00		**52,329**
Yamana	July 16, 2021	**140,000**	$	8.00		**57,039**
Yamana	January 21, 2022	**367,700**	$	4.50 to 10.00		**522,730**
Yamana	January 2, 2023	**2,100**	$	10.00		**3,208**
Agnico	January 15, 2021	**118,300**	$	50.00 to 85.00		**761,259**
Agnico	February 19, 2021	**82,200**	$	85.00 to 100.00		**53,360**
Agnico	May 21, 2021	**57,400**	$	85.00 to 100.00		**83,013**
Agnico	January 21, 2022	**103,600**	$	60.00 to 100.00		**929,767**
Agnico	January 20, 2023	**8,000**	$	85.00 to 100.00		**83,420**
Puts						
Agnico	February 19, 2021	**56,000**	$	40.00 to 45.00		**22,217**
Agnico	January 21, 2022	**43,300**	$	40.00 to 45.00		**100,245**
		2,545,600			**$**	**4,243,318**

	Expiry date	Number of shares under option		Exercise price range (USD)		Market value as at December 31, 2019
Yamana	January 17, 2020	**2,220,300**	$	2.50 to 4.50	**$**	**1,048,113**
Yamana	January 15, 2021	**1,165,800**	$	3.00 to 5.00		**1,135,729**
Yamana	January 21, 2022	**57,700**	$	4.50		**71,194**
Agnico	January 17, 2020	**350,800**	$	43.00 to 55.00		**5,528,316**
Agnico	January 15, 2021	**57,700**	$	42.00 to 50.00		**1,195,695**
		3,852,300			**$**	**8,979,047**

Refer to Note 22 "Subsequent Event"

(Expressed in Canadian dollars unless otherwise noted)

10) DERIVATIVE FINANCIAL INSTRUMENTS

For fiscal year 2020, the Company sold 21,418 call contracts (3,701 calls on Agnico shares and 17,717 calls on Yamana shares) and 5,977 put contracts on Agnico shares for total proceeds of $3,582,525 (or US$2,665,886). In addition, 1,370 put contracts expired and 3,614 put contracts were exercised on Agnico shares. Furthermore, 7,050 contracts were repurchased before expiration (150 calls on Agnico and 6,900 calls on Yamana) for which the Company paid $53,116 (or US$40,740).

For fiscal year 2019, the Company sold 25,223 call contracts (1,573 calls on Agnico shares and 23,650 calls on Yamana Gold shares) for total proceeds of $1,232,964 (or US$935,160). In addition, 1,887 call contracts expired (460 calls on Agnico and 1,427 calls on Yamana). Furthermore, 19,600 contracts were repurchased before expiration (778 calls on Agnico and 18,822 calls on Yamana) for which the Company paid $131,050 (or US$97,093).

11) INCOME TAXES

Total income tax expense (recovery)

The components of income tax expense for the years ended December 31, 2020 and 2019 are as follows:

	2020	2019
Current tax expense	$ 2,464,798	$ -
Deferred tax expense (recovery)	(552,127)	1,813,320
Total tax expense	$ 1,912,671	$ 1,813,320

Relationship between expected tax expense and accounting profit or loss

The relationship between the expensed tax expense based on the combined federal and provincial income tax rate in Canada and the reported tax expense is as follows:

For the year ended December 31.	2020	2019
Net income for the year before income taxes	$ 16,594,238	$ 13,072,913
Expected tax expense calculated using the combined Federal and Provincial at combined statutory rate in Canada of 26.50% (26.60% in 2019)	$ 4,397,473	$ 3,477,395
Non-taxable portion of gain on investments	(2,312,330)	(1,557,615)
Non-taxable dividends received	(169,584)	(116,353)
Tax benefits not recognized	3,017	-
Effect of tax rates in a foreign jurisdiction	791	-
Other	(6,696)	9,893
Income tax expense	$ 1,912,671	$ 1,813,320

(Expressed in Canadian dollars unless otherwise noted)

11) INCOME TAXES (continued)

The statutory tax rate for 2020 and 2019 were 26.50% and 26.60%, respectively. The Québec general corporate tax rate has decreased at a rate of 0.10% per year from 11.80% to 11.50% beginning January 1 of each year from 2017 to 2020.

Deferred tax assets (liabilities) and variation of recognized amounts

		As at January 1, 2020		Recognized in profit or loss		As at December 31, 2020
Exploration and evaluation assets	$	687,841	$	(367,828)	$	**320,013**
Investments		(6,047,641)		2,465,445		**(3,582,196)**
Share issuance costs		8,389		(2,103)		**6,286**
Non-capital losses		915,903		(915,903)		**-**
Derivative financial instruments		1,189,723		(627,484)		**562,239**
	$	(3,245,785)	$	552,127	$	**(2,693,658)**

		As at January 1, 2019		Recognized in profit or loss		As at December 31, 2019
Exploration and evaluation assets	$	687,695	$	146	$	687,841
Investments		(3,898,056)		(2,149,585)		(6,047,641)
Share issuance costs				8,389		8,389
Non-capital losses		1,433,943		(518,040)		915,903
Derivative financial instruments		343,953		845,770		1,189,723
	$	(1,432,465)	$	(1,813,320)	$	(3,245,785)

12) EQUITY

a) Capital stock

The capital stock of the Company consists only of fully paid common shares.

Authorized

- Unlimited number of common shares, without par value, voting and participating.
- Unlimited number of preferred shares, without par value, non-participating. The directors will define the rights, privileges, restrictions and conditions of these shares upon issuance.

(Expressed in Canadian dollars unless otherwise noted)

12) EQUITY

b) Issued

Exercise of incentive stock options

For the year ended December 31, 2020, there were no incentive stock options exercisable nor available under the stock option plan eligible for grant.

For the year ended December 31, 2019, the Company issued 81,171 of its common shares for a total consideration of $226,713 from the exercise of stock options at prices varying from $2.18 per share (47,733 stock options), $3.62 per share (13,438 stock options) and $3.70 per share (20,000 stock options).

c) Dividends

On January 20, 2020, the Company's Board of Directors approved a 25% dividend increase from $0.12 to $0.15 per common share on an annualized basis. The payment of dividends has also changed from quarterly to monthly. The increased dividend amount and the payment of dividends from quarterly to monthly began in April 2020.

On December 7, 2020, the Company's Board of Directors further approved a 20% dividend increase from $0.15 to $0.18 per common share on an annualized basis.

d) Normal Course Issuer Bid

On September 23, 2019, the Company announced it received conditional acceptance to renew its NCIB for another year until October 5, 2020. The approval allows the Company to purchase up to 626,695 (representing 5% of the Company's total issued and outstanding common shares) of its common shares.

On September 24, 2020, the Company announced it received conditional acceptance to renew its NCIB for another year until October 5, 2021. This new approval allowed the Company to purchase up to 624,145 (representing 5% of the Company's total issued and outstanding common shares) of its common shares.

For the year ended December 31, 2020, the Company repurchased and cancelled 48,100 shares at prices varying from $15.14 to $26.00 per share for a total of $994,051. For the year ended December 31, 2019, the Company repurchased and cancelled 61,100 of its common shares at prices varying from $9.40 to $16.15 for a total of $778,649.

13) REMUNERATION

a) Salaries and employee benefits expense

The Company has implemented an Executive Compensation Policy (the "Policy") which approved certain amounts being paid and accrued to directors and officers. The Company's executives receive a salary in accordance with the amounts approved in the Policy and monthly accruals were being recorded to cover the total estimated meeting fee remuneration payable to directors. The directors and executive officers are also entitled to receive incentive stock options. The Company does not offer any other benefits or perquisites to its directors and executive officers. Refer below for the non-renewal of the stock option plan.

The Chairman of the Board, the President and CEO, and the Chief Financial Officer of the Company are subject to Executive Employment Agreements ("Employment Agreements") which define their current remuneration and benefits. The Employment Agreements also provide for market standard payments on termination of employment without cause or following a change of control which could amount up to twice base salary and bonus, continuation of benefits and certain vesting acceleration clauses on restricted shares units and options.

b) Share-based payments

Stock option plan

The Company has adopted a 20% fixed option plan (the "Plan") in 2013. Pursuant to the Plan, options, for an aggregate total of 1,740,200 common shares, (representing 20% of the issued number of common shares outstanding at the time) may be granted to its directors, officers, employees, consultants or management companies employees from time to time. The exercise price of each option is fixed by the Board of Directors, but would not be less than the closing price of the Company's share on the trading day immediately prior to the date of grant less any discount permitted by the TSX Venture Exchange (the "Exchange"); if no sales were reported, it would be the sales closing price on the last trading day immediately prior to the date of grant on which sales were reported. The vesting period of the options would be determined by the Board of Directors, in accordance with the rules and regulations of the Exchange.

The Company has not renewed its stock option plan and has not granted stock options under the current plan since 2014. There are no stock options available under the plan eligible for grant.

(Expressed in Canadian dollars unless otherwise noted)

14) PROFESSIONAL FEES

The following table shows professional fees for the year ended December 31, 2020 and 2019:

		2020		2019
Media relations and other consultants	$	**208,244**	$	215,141
Legal fees		**134,459**		165,829
Exchange, regulatory and transfer agent fees		**124,325**		98,691
Audit, tax and accounting fees		**92,323**		69,619
	$	**559,351**	$	549,280

15) EARNINGS PER SHARE

Earning per share has been calculated using the weighted average number of common shares outstanding for the year ended December 31, 2020 and 2019 as follows:

	For the year ended December 31,			
		2020		2019
Net income for the year attributable to shareholders	$	**14,681,567**	$	11,259,593
Weighted average number of common shares outstanding - Basic		**12,497,653**		12,513,118
Dilutive effect of stock options		-		-
Weighted average number of common shares outstanding - Diluted		**12,497,653**		12,513,118
Basic earnings per share	$	**1.17**	$	0.90
Diluted earnings per share	$	**1.17**	$	0.90

Both the basic and diluted earnings per share have been calculated using the net income attributable to owners of the Company as the numerator, i.e. no adjustment to the net income was necessary in either of the years ended December 31, 2020 and 2019.

16) RELATED PARTY TRANSACTIONS

a) Transactions with the major shareholder

Effective July 1, 2020, the Company entered into a cost sharing arrangement (the "Sharing Arrangement") with Golden Valley, pursuant to which Golden Valley will provide certain management and financial services such as office space and administrative support relating to the exploration offices located at 2864 Chemin Sullivan, Val-d'Or, Québec, J9P 0B9, in consideration of $21,404 per year (the "reimbursement"), payable on a monthly basis. The Sharing Arrangement provides for the reimbursement to be reviewed on an annual basis.

(Expressed in Canadian dollars unless otherwise noted)

16) RELATED PARTY TRANSACTIONS (continued)

a) Transactions with the major shareholder (continued)

For the year ended December 31, 2020, Golden Valley recharged general and office expenses to the Company for a total amount of $35,944 (for the year ended December 31, 2019 - $51,600).

For efficiency reasons, where the Company and Golden Valley are dealing with the same suppliers one may pay for both and be reimbursed by the other. As at December 31, 2020, the Company had indebtedness of $10,956 to Golden Valley (December 31, 2019 - $6,577), which is included in accounts payable and accrued liabilities.

b) Transactions with related parties

For the year ended December 31, 2020, the Company was recharged general and office expenses of $1,059 (for the year ended December 31, 2019 - $17,044) from Val-d'Or Mining Corporation ("Val-d'Or Mining"), an entity that has common key management personnel with the Company.

For efficiency reasons, where the Company and Val-d'Or Mining are dealing with the same suppliers one may pay for both and be reimbursed by the other. As at December 31, 2020, the Company had indebtedness of $nil (December 31, 2019 – payable of $1,408) to Val-d'Or Mining, which is included in accounts payable and accrued liabilities.

c) Transactions with key management

Key management personnel of the Company are the members of the Board of Directors, as well as the President and Chief Executive Officer and the Chief Financial Officer. For the years ended December 31, 2020 and 2019, the compensation paid to key management is presented below:

		2020		2019
Salaries and benefits	$	**812,359**	$	658,434
Bonus and other payments		**521,600**		306,072
Meeting fees		**150,000**		150,000
Payroll levies		**73,210**		125,194
	$	**1,557,169**	$	1,239,700

(Expressed in Canadian dollars unless otherwise noted)

16) RELATED PARTY TRANSACTIONS (continued)

Bonus and other payments include (a) fiscal year 2020 bonuses and other renumeration totaling performance-based bonuses of $311,600 (2019 - $241,525) for the Chairman of the Board, the President and Chief Executive Officer, and the Chief Financial Officer; (b) long-term incentive share purchase special allocations of $170,000 (2019 - $nil) for the officers and directors, of which the after-tax proceeds will be used by the recipients to purchase shares of the Company in the secondary market and are to retain such shares while serving as directors and officers of the Company and (c) vacation accruals of $40,000 (2019 -$64,547).

Payroll levies are the Company's contributions to mandatory governmental benefits plans related to salaries, meetings fees and taxable benefits on exercise of incentive stock options.

- At the end of fiscal year 2020, some of the salaries, meeting fees and bonuses disclosed above had not been paid and were included in current liabilities. At December 31, 2020, $559,100 (2019 - $286,165) was included in account payables and accrued liabilities.

- The President and Chief Executive Officer is using his Toronto property as an office for the Company and is being reimbursed the expenses related to the premises (rent and municipal taxes representing about $2,000 per quarter). For the year ended December 31, 2020, the Company has paid $7,362 (2019 - $8,196) for the Toronto office.

17) CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company's objectives in managing capital are to safeguard its ability to continue its operations, to increase the value of the assets of the business and to provide an adequate return to owners. These objectives will be achieved by identifying and acquiring the right potential royalty rights. The Company's capital is composed of its shareholders' equity. There were no changes in the Company's capital management approach for 2020.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares or repurchase shares under its Normal Course Issuer Bid to improve its financial performance and flexibility. The Company monitors capital on the basis of the carrying amount of equity. Capital for reporting period under review is summarized in the Statement of Changes in Equity. The Company is not subject to any externally imposed capital requirements.

18) FAIR VALUE MEASUREMENT

Financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy.

The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,
- Level 3: unobservable inputs for the assets or liabilities.

The fair value of the investments and the derivative financial instruments have been estimated by reference to their quoted prices at the reporting date. The investments and the derivative financial instruments measured at fair value in the statement of financial position as at December 31, 2020 and 2019 are classified in Level 1.

(Expressed in Canadian dollars unless otherwise noted)

18) FAIR VALUE MEASUREMENTS (continued)

The carrying amounts and fair value of financial instruments presented in the statement of financial position are as follows:

	December 31, 2020		December 31, 2019	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Financial assets at amortized costs				
Cash	$ **12,998,678**	$ **12,998,678**	$ **2,457,178**	$ **2,457,178**
Restricted cash	**385,415**	**385,415**	-	-
Royalty receivables	**425,180**	**425,180**	999,252	999,252
Other receivables	**95,361**	**95,361**	44,729	44,729
Financial assets at fair value through profit and loss				
Investments (level 1)	**49,501,916**	**49,501,916**	50,636,738	50,636,738
	$ **63,406,550**	$ **63,406,550**	$ 54,137,897	$ 54,137,897
Financial liabilities				
Financial liabilities measured at amortized cost				
Accounts payable and accrued liabilities	$ **727,968**	**727,968**	$ 361,314	361,314
Financial liabilities measured at fair value through profit and loss				
Derivatives financial instruments (level 1)	**4,243,318**	**4,243,318**	8,979,047	8,979,047
	$ **4,971,286**	$ **4,971,286**	$ 9,340,361	$ 9,340,361

The carrying value of cash, restricted cash, royalty and other receivables and accounts payable and accrued liabilities (excluding payables related to salaries and employee benefits) is considered to be a reasonable expectation of fair value because of the short-term maturity of these instruments.

19) FINANCIAL INSTRUMENT RISKS

Financial risk

The Company is exposed to various financial risks in relation to its financial instruments. The main types of risks the Company is exposed to are market risk, credit risk and liquidity risk. The Company focuses on actively securing short to medium-term cash flow by minimizing the exposure to financial markets.

(Expressed in Canadian dollars unless otherwise noted)

19) FINANCIAL INSTRUMENT RISKS (continued)

The Company's main financial risk exposure and its financial risk management policies are as follows:

a) Credit risk

Credit risk relates to the risk that one party to a financial instrument will not fulfil some or all of its obligations, thereby causing the Company to sustain a financial loss.

As at December 31, 2020 and 2019, the Company maximum exposure to credit risk is limited to the carrying amount of the financial assets at the reporting date as summarized below:

	2020	2019
Cash	**$ 12,998,678**	$ 2,457,178
Restricted cash	**385,415**	-
Royalty receivable	**425,180**	999,252
Other receivables	**95,361**	44,729
	$ 13,904,634	$ 3,501,159

The risk related to cash and restricted cash is considered negligible as the Company is dealing with a reputable financial institution whose credit rating is excellent. The Company's management considers that the above financial assets is of good credit quality. The credit risk exposure for the Company's royalty, dividends and other receivables is considered minimal as these receivables have since been received subsequent to year-end.

b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has potential financing sources. The Company establishes budget and cash estimates to ensure it has the necessary funds to fulfil its obligations.

19) FINANCIAL INSTRUMENT RISKS (continued)

The following table presents contractual maturities of the Company's financial liabilities:

	As at December 31, 2020	2019
Within three months		
Accounts payable and accrued liabilities	$ 727,968	$ 361,314
Derivative financial instruments	2,411,567	6,576,429
	$ 3,139,535	$ 6,937,743
Three to six months		
Derivative financial instruments	$ 135,341	$ -
	$ 135,341	$ -
Twelve to thirty six months		
Derivative financial instruments	$ 1,696,410	$ 2,402,618
	$ 1,696,410	$ 2,402,618

The Company's existing cash resources significantly exceed the current cash outflow requirements.

c) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to the following two types of market risk: foreign currency risk and other price risk:

Foreign currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Most of the Company's transactions are carried out in Canadian dollars. Currency risk arises from the Company's cash, dividends and royalty revenues in foreign currency, which are primarily denominated in U.S. dollars. The Company does not enter into arrangements to hedge its foreign exchange risk.

19) FINANCIAL INSTRUMENT RISKS (continued)

Foreign currency denominated financial assets and liabilities in U.S. dollars, and which expose the Company to the currency risk are as follows:

	As at December 31,	
	2020	2019
Cash	$ **7,125,721**	$ 1,737,268
Restricted cash	**302,405**	-
Royalty receivable	**333,946**	769,366
Dividend receivables	**54,251**	35,497
Accounts payable and accrued liabilities	**(3,040)**	-
Derivative financial instrument	**(3,332,798)**	(6,913,341)
	$ **4,480,485**	$ (4,371,210)

A +/- 1% change in the Canadian /U.S. exchange rate as at December 31, 2020 would have had an impact of +/- $57,046 at December 31, 2020 on profit or loss of the period and equity.

Other price risk sensitivity

The Company is exposed to fluctuations in the market prices of its investments in quoted mining exploration companies and its derivative financial instruments. The fair value of those instruments represents the maximum exposure to price risk. If the quoted price for the investments and the derivative financial instruments had changed by +/- 1% as at December 31, 2020 other comprehensive income would have changed by +/- $495,019.

20) COMMITMENT

The Company has entered into agreements with officers that include termination and change of control clauses. In the case of termination, the officers are entitled to an amount equal to a multiple (ranging from one to two times) the annual base fee payable. In the case of a change of control, the officers are entitled to an amount equal to a multiple (ranging from one to two times) the sum of the annual base fee. As at December 31, 2020, total possible future payments relating to the officers' base fees under these agreements amount to $1,433,000, which future payments increased to $1,545,000 effective January 1, 2021.

(Expressed in Canadian dollars unless otherwise noted)

21) COMPARATIVE FIGURES

Comparative amounts in the consolidated statements of cash flows were restated for consistency. Cash inflows from proceeds from settlement and sale of derivative financial instruments, including cash outflows from repurchase of derivative financial instruments have been reclassified from Financing activities to Investing activities for the year ended December 31, 2019. Cash receipts from option contracts are considered to be Investing activities unless such cash receipts are classified in Financing activities in accordance with IAS 7 "Statements of Cash Flows". As activities relating to option contracts are to generate future income and cash flows, classification of all activities relating to option contracts into Investing activities provides consistency. Furthermore, the change in fair value of investments have been restated to differentiate change in fair value of investments and associated derivatives. These reclassifications did not change the net increase in cash for the year ended December 31, 2019 nor the cash balance as at December 31, 2019.

22) SUBSEQUENT EVENTS

NCIB program

Subsequent to year end, the Company repurchased 7,200 of its common shares at prices between $21.70 and $24.27 per share for a total price of $169,471.

Derivative financial instruments

Subsequent to year end, the Company was called to deliver 37,700 common shares of Agnico Eagle at share prices ranging from US$50.00 to US$65.00 per share and received, net of commissions, $2,722,806 (or US$2,139,898) and 1,109,100 common shares of Yamana at share prices ranging from US$3.00 to US$5.00 per share and received, net of commissions, $6,552,852 (or US$5,149,994).

Schedule "E"

See attached.

Golden Valley Mines Ltd.

Consolidated Financial Statements
For the year ended December 31, 2020 and 2019

(Expressed in Canadian dollars)

Independent Auditor's Report

MNP SENCRL srl / LLP

To the Shareholders of Golden Valley Mines Ltd.:

Opinion

We have audited the consolidated financial statements of Golden Valley Mines Ltd. and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2020 and December 31, 2019, and the consolidated statements of net income and statement of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2020 and December 31, 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Anand Beejan.

Montréal, Québec

MNP SENCRL, srl [1]

April 25, 2021

[1] CPA auditor, CA, public accountancy permit no. A126822

MNP SENCRL srl / LLP

GOLDEN VALLEY MINES LTD.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Notes		As at December 31, 2020		As at December 31, 2019
ASSETS					
Current					
Cash and cash equivalents	6	$	**13,703,034**	$	3,003,083
Restricted cash	9		**385,415**		-
Accounts receivable			**-**		268,195
Other assets	7		**406,280**		534,774
Royalty receivable			**425,180**		999,252
Prepaids and other receivables	8		**335,716**		145,116
			15,255,625		4,950,420
Non-current					
Investments	9		**49,501,916**		50,636,738
Investments in associates	11		**2,127,431**		1,343,033
Exploration and evaluation assets	12		**463,429**		1,497,170
Other assets	7		**110,957**		-
Property and equipment			**-**		1,027
TOTAL ASSETS		$	**67,459,358**	$	58,428,388
LIABILITIES					
Current					
Accounts payable and accrued liabilities	24	$	**890,496**	$	727,745
Income taxes payable			**2,464,798**		-
Derivative financial instruments	14		**4,243,318**		8,979,047
			7,598,612		9,706,792
Non-Current					
Loan	15		**60,000**		-
Deferred tax liability	16		**2,693,658**		3,245,785
Total liabilities			**10,352,270**		12,952,577
EQUITY					
Capital stock	17		**28,636,185**		28,420,603
Contributed surplus			**6,324,653**		6,033,488
Deficit			**(7,304,410)**		(11,945,215)
Total equity attributable to owners of the parent company			**27,656,428**		22,508,876
Non-controlling interest			**29,450,660**		22,966,935
Total equity			**57,107,088**		45,475,811
TOTAL LIABILITIES AND EQUITY		$	**67,459,358**	$	58,428,388

Approved by the Board of Directors on April 25, 2021.

"Glenn J. Mullan"	*"William D. McCartney"*
(signed Glenn J. Mullan)	(signed William D. McCartney)
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN VALLEY MINES LTD.

Consolidated Statements of Net income and Statement of Comprehensive income

(Expressed in Canadian Dollars)

	Notes		For the year ended December 31, 2020		2019
Revenues					
Royalties		$	**685,698**	$	3,037,260
Dividends			**639,938**		437,418
Option income			**209,586**		67,505
Other fees			**893**		1,747
			1,536,115		3,543,930
Operating Expenses					
Salaries and other employee benefits			**1,950,476**		1,660,461
Professional fees			**871,819**		775,916
Share-based compensation	18		**255,904**		405,468
General and administrative expenses	19		**393,525**		268,490
Management fees	24		**166,200**		110,800
Exploration and evaluation			**86,538**		65,357
Royalties	10		**37,701**		550
Depreciation of property and equipment			**1,028**		3,553
Impairment of exploration and evaluation assets			-		170,698
			3,763,191		3,461,293
Operating income (loss)			**(2,227,076)**		82,637
Other income (loss)					
Change in fair value of investments			**7,150,480**		16,942,272
Change in fair value of derivatives			**7,881,792**		(5,495,670)
Change in fair value of derivatives resulting from foreign exchange			**383,345**		249,059
Change in fair value of other assets			**93,700**		128,692
Gain on sale of mineral property	12		**139,367**		-
Finance income			**74,028**		16,554
Foreign exchange gain (loss)			**2,153,552**		(76,625)
Finance cost			**(128,784)**		(68,389)
Share of loss of associates	11		**(507,269)**		(465,377)
			17,240,211		11,230,516
Net income before income taxes			**15,013,135**		11,313,153
Income tax expense					
Current tax expense			**2,464,798**		-
Deferred tax expense (recovery)			**(552,127)**		1,813,320
Income tax expense	16		**1,912,671**		1,813,320
Net income and total comprehensive income for the year		$	**13,100,464**	$	9,499,833
Net income and total comprehensive income attributable to:					
Shareholders of Golden Valley Mines			**5,005,946**		3,282,652
Non-controlling interest			**8,094,518**		6,217,181
		$	**13,100,464**	$	9,499,833
Earnings per share attributable to Golden Valley Mines' shareholders:					
Basic earnings per share	22	$	**0.371**	$	0.245
Diluted earnings per share	22	$	**0.351**	$	0.245

The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN VALLEY MINES LTD.

Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

	Notes	Capital Stock Number		Contributed Surplus	Deficit	Total attributable to owners of the parent company	Non-controlling interest	Total Equity
Balance at January 1, 2020		**13,434,760**	**$ 28,420,603**	**$ 6,033,488**	**$ (11,945,215)**	**$ 22,508,876**	**$ 22,966,935**	**$ 45,475,811**
Share-based payments		**-**	**-**	**381,117**	**-**	**381,117**	**-**	**381,117**
Shares issued by exercise of stock options	17	**83,700**	**215,582**	**(89,952)**	**-**	**125,630**	**-**	**125,630**
Change in interest of subsidiaries		**-**	**-**	**-**	**(365,141)**	**(365,141)**	**(1,610,793)**	**(1,975,934)**
		13,518,460	**28,636,185**	**6,324,653**	**(12,310,356)**	**22,650,482**	**21,356,142**	**44,006,624**
Net income and total comprehensive income for the year					**5,005,946**	**5,005,946**	**8,094,518**	**13,100,464**
Balance at December 31, 2020		**13,518,460**	**$ 28,636,185**	**$ 6,324,653**	**$ (7,304,410)**	**$ 27,656,428**	**$ 29,450,660**	**$ 57,107,088**
Balance at January 1, 2019		13,391,858	$ 28,289,902	$ 5,683,266	$ (15,150,387)	$ 18,822,781	$ 17,639,604	$ 36,462,385
Share-based payments		-	-	405,467	-	405,467	-	405,467
Shares issued by exercise of stock options	17	42,903	133,429	(55,245)	-	78,184	-	78,184
Share issue expenses			(2,728)	-	-	(2,728)	-	(2,728)
Change in interest of subsidiary		-	-	-	(77,480)	(77,480)	(889,850)	(967,330)
		13,434,760	28,420,603	6,033,488	(15,227,867)	19,226,224	16,749,754	35,975,978
Net income and total comprehensive income for the year					3,282,652	3,282,652	6,217,181	9,499,833
Balance at December 31, 2019		13,434,760	$ 28,420,603	$ 6,033,488	$ (11,945,215)	$ 22,508,876	$ 22,966,935	$ 45,475,811

Refer to "Share Consolidation" section of Note 17 "Capital Stock".

The accompanying notes are an integral part of the consolidated financial statements.

GOLDEN VALLEY MINES LTD.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

	Note		2020		2019
OPERATING ACTIVITIES					
Net income for the year		$	**13,100,464**	$	9,499,833
Adjustments:					
Share-based payments	18		**255,904**		405,468
Depreciation of property and equipment			**1,028**		3,553
Option income			**(209,586)**		(67,505)
Foreign exchange gain			**429,173**		76,625
Share of loss in associates	11		**507,269**		465,377
Impairment of exploration and evaluation assets			**-**		170,698
Royalty interests			**37,701**		550
Deferred tax expense (recovery)			**(552,127)**		1,813,320
Realized loss (gain) on sale of other financial assets			**(32,056)**		2,655
Gain on sale of mineral properties			**(139,367)**		-
Change in fair value of other assets			**(61,644)**		(131,347)
Change in fair value of investments			**(7,150,480)**		(16,942,272)
Change in fair value of derivatives			**(8,265,137)**		5,246,611
			(2,078,858)		543,566
Changes in working capital items	25		**3,429,428**		(921,653)
Cash flows provided by (used for) operating activities			**1,350,570**		(378,087)
INVESTING ACTIVITIES					
Proceeds from settlement of derivative financial instruments	14		**31,770,315**		781,613
Payment from settlement of derivative financial instruments	14		**(23,566,713)**		-
Proceeds from sale of derivative financial instruments			**3,582,525**		1,267,608
Repurchase of derivative financial instruments			**(53,116)**		(131,050)
Increase in restricted cash			**(385,415)**		-
Acquisition of investments			**(484,624)**		(202,671)
Proceeds on sale of other investments			**638,825**		50,418
Disposal of other assets			**220,281**		385,204
Tax credits received			**-**		2,821
Proceeds from mining option agreements			**135,000**		-
Acquisition of royalty interest			**(37,701)**		(550)
Additions to exploration and evaluation assets			**(250,519)**		(45,574)
Cash flows provided by investing activities			**11,568,858**		2,107,819
FINANCING ACTIVITIES					
Proceeds from exercise of stock options			**125,630**		78,184
Share issue expenses			**-**		(2,728)
Proceeds from loan			**60,000**		-
Change in interest of subsidiary			**(1,975,934)**		(967,330)
Cash flows used for financing activities			**(1,790,304)**		(891,874)
Effect of foreign exchange rate changes on cash and cash equivalents			**(429,173)**		(76,625)
Net change in cash and cash equivalents		$	**10,699,951**	$	761,233
Cash and cash equivalents, beginning of year			**3,003,083**		2,241,850
Cash and cash equivalents, end of year		$	**13,703,034**	$	3,003,083

See Note 25 for additional information on cash flows.

The accompanying notes are an integral part of the consolidated financial statements.

(Expressed in Canadian dollars unless otherwise noted)

1) NATURE OF OPERATIONS

Golden Valley Mines Ltd. (hereinafter "Golden Valley" or the “Company") and its subsidiaries specialize in identifying, acquiring and developing exploration and evaluation of mineral properties in Canada as well as acquiring royalties.

Golden Valley was incorporated on August 15, 2000 under the Canada Business Corporations Act. The address of Golden Valley's registered office is 152 Chemin de la Mine École, Val-d'Or, Québec, J9P 7B6. The address of Golden Valley’s principal place of business is 2864 Chemin Sullivan, Val-d’Or, Québec, J9P 0B9. The Company's common shares are trading on the TSX Venture Exchange under the trading symbol "GZZ" and on the OTCQX under the symbol "GLVMF".

Golden Valley has the following subsidiaries: Abitibi Royalties Inc. (“Abitibi Royalties”) and Calone Mining Ltd (“Calone Mining”) both incorporated under the British Columbia Business Corporations Act. Abitibi Royalties and Calone Mining were incorporated on February 18, 2010 and on February 23, 2010, respectively, pursuant to the British Columbia Business Corporations Act. Both subsidiaries have its head office located at 152 Chemin de la Mine École, Val-d'Or, Québec, J9P 7B6, registered and records office located at #530 -355 Burrard Street, Vancouver, B.C. V6C 2G8 and principal place of business located at 2864 Chemin Sullivan, Val-d’Or, Québec, J9P 0B9.

The Company’s investments in associates include International Prospect Ventures Ltd. (“International Prospect”) and Val-d'Or Mining Corporation (“Val-d'Or Mining”), which are involved in the process of exploring, evaluating and promoting its mineral properties and other projects.

2) BASIS OF PRESENTATION

a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared using the historical cost convention, as modified by revaluation of certain financial instruments, which are measured in accordance with the policy described in note 4. Accounting policies are consistently applied to all years presented, unless otherwise stated.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company`s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 5.

2) BASIS OF PRESENTATION (continued)

b) Approval of Financial Statements

These consolidated financial statements were approved for issuance by the Board of Directors on April 25, 2021.

c) Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when an investor is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company's interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation. When the Company ceases to have control; any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset.

For Abitibi Royalties, the Company has control through its own percentage holdings in Abitibi Royalties combined with interest of certain members of Golden Valley's Board of Directors in Abitibi as well as its ability to appoint members of the Board of Directors and key management who have the ability to direct its activities.

Associates

Associates are entities, including unincorporated entities such as partnerships, over which the Company has significant influence and that are neither subsidiaries nor interests in joint arrangements. Significant influence is the ability to participate in the financial and operating policy decisions of the investee without having control or joint control over those policies. In general, significant influence is presumed to exist when the Company has between 20% and 50% of voting power. Significant influence may also be evidenced by factors such as the Company's representation on the Board of Directors, participation in policy-making of the investee, material transactions with the investee, interchange of managerial personnel, or the provision of essential technical information. Associates are equity accounted for from the effective date of commencement of significant influence to the date that the Company ceases to have significant influence.

(Expressed in Canadian dollars unless otherwise noted)

2) BASIS OF PRESENTATION (continued)

Associates (continued)

Results of associates are equity accounted for using the results of their most recent annual financial statements or interim financial statements, as applicable. Losses from associates are recognized in the consolidated financial statements until the interest in the associate is written down to nil. Thereafter, losses are recognized only to the extent that the Company is committed to providing financial support to such associates.

The carrying value of the investment in an associate represents the cost of the investment, including goodwill, a share of the post-acquisition retained earnings and losses, accumulated other comprehensive income ("AOCI") and any impairment losses. At the end of each reporting period, the Company assesses whether there is any objective evidence that its investment in associate is impaired. No impairment was required for the years ended December 31, 2020 and 2019.

The significant subsidiaries and investments in associates of the Company are listed below. Principal activities of these entities, which are all incorporated in Canada, are mineral exploration and acquisition of royalties and have a reporting date of December 31:

	As at December 31,	
Percentage of ownership	2020	2019
Subsidiaries (consolidated)		
Abitibi Royalties Inc.	**44.93%**	44.76%
Calone Mining Ltd.	**100.00%**	100.00%
Investment in associates (equity method)		
International Prospect Ventures Ltd.	**13.44%**	16.50%
Val-d'Or Mining Corporation	**39.57%**	37.15%

3) NEW AND REVISED IFRS

Accounting standards issued and in effect during the year

IAS 1 "Presentation of Financial Statements" ("IAS 1")

IAS 1 sets out the overall requirements for financial statements, including how they should be structured, the minimum requirements for their content and overriding concepts such as going concern, the accrual basis of accounting and the current/non-current distinction. The standard requires a complete set of financial statements to comprise a statement of financial position, a statement of profit or loss and other comprehensive income, a statement of changes in equity and a statement of cash flows.

(Expressed in Canadian dollars unless otherwise noted)

3) NEW AND REVISED IFRS (continued)

IAS 1 "Presentation of Financial Statements" ("IAS 1") (continued)

IAS 1 has been revised to incorporate a new definition of "material" and IAS 8 has been revised to refer to this new definition in IAS 1. The amendments are effective for annual reporting periods beginning on or after January 1, 2020.

On January 1, 2020, the Company has adopted IAS 1 and has concluded that, based on its current operations, the adoption of IAS 1 had no significant impact on the Company's financial statements.

IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors" ("IAS 8")

IAS 8 is applied in selecting and applying accounting policies, accounting for changes in estimates and reflecting corrections of prior period errors. The standard requires compliance with any specific IAS applying to a transaction, event or condition, and provides guidance on developing accounting policies for other items that result in relevant and reliable information. Changes in accounting policies and corrections of errors are generally retrospectively accounted for, whereas changes in accounting estimates are generally accounted for on a prospective basis. The amendment is effective for annual reporting periods beginning on or after January 1, 2020.

On January 1, 2020, the Company has adopted IAS 8 and has concluded that, based on its current operations, the adoption of IAS 8 had no significant impact on the Company's financial statements.

Standards and interpretations issued but not yet effective

At the date of authorization of these financial statements, certain new standards, amendments and interpretations to existing standards have been published but are not yet effective and have not been adopted early by the Company.

Management anticipates that all of the pronouncements will be adopted in the Company's accounting policy for the first period beginning after the effective date of each pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company's financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company's financial statements.

In May 2020, the IASB issued a package of narrow-scope amendments to three standards (IFRS 3 "Business Combinations", IAS 16 "Property, Plant and Equipment" and IAS 37 "Provisions, Contingent Liabilities and Contingent Assets") as well as the IASB's Annual Improvements to IFRS Standards 2018 - 2020. These amendments to existing IFRS standards are to clarify guidance and wording, or to correct for relatively minor unintended consequences, conflicts or oversights. These amendments are effective for annual periods beginning on or after January 1, 2022. The Company is assessing the potential impact of these narrow-scope amendments.

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been applied in the preparation of these consolidated financial statements are summarized below:

a) Foreign Currency

Functional and presentation

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company and all subsidiaries.

Foreign currency transactions are translated into the functional currency, using the exchange rates prevailing at the dates of the transactions (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and from the premeasurement of monetary items denominated in foreign currency at year-end exchange rates are recognized in profit or loss.

Non-monetary items are not re-translated at year-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the dates when fair value was determined.

b) Revenue recognition

Revenue comprises the fair value of the consideration received or receivable arising from rendering of services, the use by others of the Company's assets yielding option income and royalties, and the results on investments in financial instruments which yield interest and dividends. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Company and when the specific criteria have been met for each of the Company's activities as described below:

Royalties

Royalties consist of revenues earned directly from royalty agreements. Revenue recognition generally occurs in the month of production from the royalty property. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amounts pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimated and actual amounts are adjusted and recorded in the period that the actual amounts are known.

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Dividends

Dividend income from investments is recognized when the shareholder's right to receive payment has been established (provided that it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably).

Option income

Option income is recognized on an accrual basis in accordance with the substance of the relevant agreements. Shares received under option agreements are valued at fair value which is determined at quoted market prices if the shares are quoted on an active market. If the market for the shares is not active, fair value is established by using a valuation technique. Option income is initially recorded as a credit against the carrying costs of the mineral property and deferred exploration expenses until they are fully recovered.

Geological fees

The geological fees are measured by reference to the fair value of consideration received or receivable by the Company for services provided. They are recognized when there is reasonable evidence that an agreement has occurred, that the services were rendered, that the amount of the fees is fixed or measurable and that the collection is reasonably assured.

Interest income

Interest income is recorded on an accrual basis.

c) Cash and cash equivalents

Cash and cash equivalents comprise cash in bank and demand deposits, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. It also includes highly liquid short-term investments initially maturing within three months of their acquisition date.

Restricted cash relates to funds held as collateral on the put option contracts referred to in the derivative financial instruments section below. The funds will become unrestricted once the put option contracts are exercised, repurchased or expired.

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Tax credit receivable

The Company is entitled to a refundable tax credit on qualified exploration expenditures incurred and a refundable credit on duties for losses under the Mining Tax Act. These tax credits are recognized against the exploration and evaluation expenditures incurred, based on estimates made by management. The Company records these tax credits when there is reasonable assurance with regards to collections and assessments and that the Company will comply with the conditions associated to them.

e) Property and equipment

Property and equipment are recognized at cost less accumulated depreciation. Cost includes all costs incurred initially to acquire or construct an item of property and equipment, costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and costs incurred subsequently to add to or replace part of it. Recognition of costs in the carrying amount of an item of property and equipment ceases when the asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. Upon the transfer of exploration and evaluation assets to property and equipment under mining assets under construction, all subsequent expenditures on the construction, installation or completion of equipment and infrastructure facilities are capitalized within mining assets under construction. When development stage is completed, all assets included in the mining assets under construction category are then transferred to mining assets.

Depreciation is recognized on a straight-line basis to write down the cost to its estimated residual value, with a constant charge over the useful life of the asset. The periods generally applicable are as follows:

	Useful life
Office furniture	5 years
Computer equipment	3 years
Leasehold improvement	5 years
Exploration and evaluation equipment	3 years

The depreciation expense for each period is recognized in profit or loss except for certain items of property and equipment related to exploration and evaluation activities where the depreciation expense is included in the carrying amount of an exploration and evaluation asset when it relates to a specific exploration and evaluation project. The residual value, depreciation method and the useful life of each asset are reviewed at least at each financial year-end.

The carrying amount of an item of property and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an item of property and equipment is included in profit or loss when the item is derecognized.

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f) Exploration and evaluation expenditures and Exploration and evaluation assets

Exploration and evaluation expenditures are costs incurred in the course of initial search for mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Costs incurred before the legal right to undertake exploration and evaluation activities are recognized in profit or loss when they are incurred.

Once the legal right to undertake exploration and evaluation activities has been obtained, the costs of acquiring mineral rights, expenses related to the exploration and evaluation of mining properties less refundable tax credits related to these expenses are recognized as exploration and evaluation assets. Expenses related to exploration and evaluation include topographical, geological, geochemical and geophysical studies, exploration drilling, trenching, sampling and other costs related to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource. The various costs are capitalized on a property-by-property basis pending determination of the technical feasibility and commercial viability of extracting a mineral resource. These assets are recognized as intangible assets and are carried at cost less any accumulated impairment losses. No depreciation expense is recognized for these assets during the exploration and evaluation phase.

Whenever a mining property is considered no longer viable, or is abandoned, the capitalized amounts are written down to their recoverable amounts; the difference is then immediately recognized in profit or loss.

When technical feasibility and commercial viability of extracting a mineral resource are demonstrable, exploration and evaluation assets related to the mining property are transferred to property and equipment in mining assets under construction. Before the reclassification, exploration and evaluation assets are tested for impairment and any impairment loss is recognized in profit or loss before reclassification. To date, neither the technical feasibility nor the commercial viability of a mineral resource has been demonstrated.

Although the Company has taken steps to verify title to the mining properties in which it holds an interest, in accordance with industry practices for the current stage of exploration and development of such properties, these procedures do not guarantee the validity of the Company's titles. Property titles may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

g) Disposal of interest in connection with option agreement

On the disposal of interest in connection with an option agreement, the Company does not recognize expenses related to the exploration and evaluation performed on the property by the acquirer. In addition, the cash or the share consideration received directly from the acquirer is credited against the costs previously capitalized to the property, and the surplus is recognized as a gain on the disposal of exploration and evaluation asset in Consolidated Statements of Net income and Comprehensive income.

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h) Royalty interests

Royalty interests consists of acquired net smelter returns on exploration and evaluation stage properties. Royalty interests for exploration and evaluation assets are recorded at cost and capitalized in accordance with IFRS 6 "Exploration for and Evaluation of Mineral Resources" ("IFRS 6"). Acquisition costs of exploration and evaluation royalty interests are capitalized and are not depleted until such time as revenue generating activities begin. Royalty interests for exploration and evaluation assets are assessed for impairment in accordance with IFRS 6 and are measured for any impairment in accordance with IAS 36 "Impairment of Assets" ("IAS 36"). An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. An interest that has previously been classified as exploration and evaluation is also assessed for impairment before reclassification to development or production, and the impairment loss, if any, is recognized in net income.

i) Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Company's incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Payments associated with short-term leases (12 months or less) and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

j) Impairment of exploration and evaluation assets

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at a cash-generating unit level. Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an asset or cash-generating unit is reviewed for impairment. Impairment reviews for exploration and evaluation assets are carried out on a project-by-project basis with each project representing a potential single cash generating unit.

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j) Impairment of exploration and evaluation assets (continued)

An impairment review is undertaken when indicators of impairment arise but typically when one of the following circumstances apply:

a) the right to explore the area has expired or will expire in the near future with no expectation of renewal;
b) no further exploration or evaluation expenditures in the area are planned or budgeted;
c) no commercially viable deposits have been discovered, and the decision has been made to discontinue exploration in the area;
d) sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

Additionally, when technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the exploration and evaluation assets of the related mining property are tested for impairment before these items are transferred to property and equipment. An impairment loss is recognized in profit or loss for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less cost to sell and its value in use. An impairment charge is reversed if the asset's or cash-generating unit's recoverable exceeds its carrying amount. The amount of such reversal is limited to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined had no impairment loss previously been recognized.

k) Provisions

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

The Company's operations are governed by government environment protection legislation. Environmental consequences are difficult to identify in terms of amounts, timetable and impact. As of the reporting date, management believes that the Company's operations are in compliance with current laws and regulations. Site restoration costs currently incurred are negligible.

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l) Provisions (continued)

When the technical feasibility and commercial viability of extracting a mineral resource have been demonstrated, a restoration provision will be recognized in the cost of the mining property when there is a constructive commitment that has resulted from past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be measured with sufficient reliability. In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized, unless it was assumed in the course of a business combination. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate. As at December 31, 2020 and 2019, there was no provision recognized in the consolidated statement of financial position.

l) Income taxes

Tax expense recognized in profit or loss comprises the sum of deferred and current tax not recognized in other comprehensive loss or directly in equity.

Current tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and laws that have been enacted or substantively enacted by the end of the reporting period. The Company periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with shares in subsidiaries and associates is not provided if reversal of these temporary differences can be controlled by the Company and it is probable that the reversal will occur in the foreseeable future.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to set off current tax assets and liabilities from the same taxation authority.

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l) Income taxes (continued)

Changes in deferred tax assets or liabilities are recognized as deferred tax expense or recovery in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

According to the provisions of tax legislation relating to flow-through placements, the Company has to transfer its right to tax deductions for expenses related to exploration activities to the benefit of the investors. When the Company has fulfilled its obligation to transfer its right, which happens when the Company has incurred, eligible expenditures and has renounced (or has the intention to renounce) its right to tax deductions, a deferred tax liability is recognized for taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as an asset and its tax basis.

m) Equity

Capital stock

Capital stock represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. If shares are issued when stock options, warrants and conversion of convertible unsecured debenture are exercised, the capital stock account also comprises the compensation costs and the fair value of the options, warrants and equity of convertible debenture previously recorded as contributed surplus and warrants.

Unit placements

Proceeds from unit placements are allocated between shares and warrants issued using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds is allocated to warrants.

Flow-through placements

Issuance of flow-through shares units represents in substance an issue of common shares, warrants and the sale of a right to tax deduction to the investors. When the flow-through share units are issued, the sale of the right to tax deductions is deferred and presented as other liabilities in the consolidated statement of financial position.

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m) Equity (continued)

Flow-through placements (continued)

The proceeds received from flow-through unit placements are allocated between common shares, warrants and other liabilities using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance then to warrants according to their fair value at the time of issuance and the residual proceeds are allocated to the other liabilities. The fair value of warrants is determined using the Black-Scholes evaluation model. The other liabilities component recorded initially on the issuance of shares is reversed on the renouncement or the intention of renouncement of the right to tax deductions to the investors and when eligible expenses are incurred and recognized in profit or loss in reduction of deferred tax expense.

Other elements of equity

Contributed surplus includes charges related to stock options until such stock options are exercised.

Conversion option of convertible unsecured debenture represent the equity component of convertible debenture. Retained earnings include all current and prior period retained profits or losses.

n) Equity-settled share-based payments

The Company operates equity-settled share-based remuneration plans (stock options plans) for its eligible directors, officers, employees and consultants. The Company's plans do not feature any options for a cash settlement.

All goods and services received in exchange for the grant of any share-based payments are measured at their fair values unless that fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods or services received, the Company measures their value indirectly by reference to the fair value of the equity instruments granted.

For the transactions with employees and others providing similar services, the Company measures the fair value of the services received by reference to the fair value of the equity instruments granted. This fair value is appraised at the grant date and excludes the impact of non-market vesting conditions.

All equity-settled share-based payments (except compensation warrants) are ultimately recognized as an expense or capitalized as an exploration and evaluation asset, depending on the nature of the payment with a corresponding credit to contributed surplus, in equity. Compensation warrants, in respect of an equity financing, are recognized as shares issue expenses of the equity instruments with a corresponding credit to warrants, in equity.

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n) Equity-settled share-based payments (continued)

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting year, based on the best available estimate of the number of stock options expected to vest. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Estimates are subsequently revised if there is any indication that the number of stock options expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior period if stock options ultimately exercised are different to that estimated on vesting.

o) Segment reporting

The Company presents and discloses segmented information based on information that is regularly reviewed by the Executive Chairman and the Board of Directors. The Company has determined that it has only one operating segment, the sector of identifying, acquiring and developing exploration and evaluation minerals and acquisition of royalties. The Company's significant exploration and evaluation assets and royalty projects are located in Canada.

p) Basic and diluted earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net loss attributable to common equity holders of the Company by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and warrants.

When a loss is incurred during a period, basic and diluted loss per share are the same because the exercise of share equivalents is then considered to be anti-dilutive. To determine the dilutive impact of stock options, the Company uses the Treasury Stock Method which assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase the maximum number of common shares of the Company at the average market price during the period. The assumption of exercise is not reflected in the calculation of earnings per share when the exercise price of the share equivalents considered individually exceeds the average market price for the period.

q) Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. A financial asset is derecognized when its contractual rights to the cash flows that compose the financial asset expire or substantially all the risks and rewards of the asset are transferred.

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q) Financial Instruments (continued)

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on derecognition are recognized within financing income and financing expense, respectively. Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Classification

Financial Assets	Classification
Cash and cash equivalents	Financial Assets at amortized costs
Restricted cash	Financial Assets at amortized costs
Accounts Receivable	Financial Assets at amortized costs
Other assets	FVTPL
Royalty receivable	Financial Assets at amortized costs
Investments	FVTPL
Financial Liabilities	**Classification**
Accounts payable and accrued liabilities	Financial Liabilities at amortized costs
Derivative financial instruments	Financial Liabilities at FVTPL
Loans	Financial Liabilities at amortized costs

The Company determines the classification of financial assets at initial recognition. The classification of its instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading (including all equity derivative instruments) are classified as fair value through profit and loss ("FVTPL"). For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them at fair value through other comprehensive income ("FVTOCI"). Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

4) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q) Financial Instruments (continued)

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of net income (loss). Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of net income (loss) in the period in which they arise. Where Company has opted to recognize a financial liability at FVTPL, any changes associated with the Company's own credit risk will be recognized in other comprehensive income (loss).

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company recognizes an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

5) JUDGMENTS, ESTIMATES AND ASSUMPTIONS

When preparing the consolidated financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses.

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on the consolidated financial statements.

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies, and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty. In properties where the Company holds royalty interests, there has been temporary operational restrictions due to the ongoing COVID-19 pandemic, including operations being previously placed under care and maintenance and thereafter the resumption of mining activities.

5) JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Uncertainty due to COVID-19 (continued)

In the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

Control over Abitibi Royalties

As described in note 2, Abitibi Royalties is accounted for as a subsidiary of the Company even though the Company only has a 44.93 % (2019 – 44.76%) ownership interest in Abitibi Royalties. The Company assessed whether or not the Company has control over Abitibi Royalties based on whether the Company has the practical ability to direct the relevant activities of Abitibi Royalties unilaterally. In making this judgment, the Company considers its own percentage holding in Abitibi Royalties combined with interest of certain members of its Board of Directors as well as its ability to appoint members of the Board of Directors and key management who have the ability to direct activities. The Company concluded that it has a sufficiently dominant voting interest to direct the relevant activities of Abitibi Royalties and have de-facto control.

Significant influence over International Prospect and Val-d'Or Mining

As described in note 2, International Prospect and Val-d'Or Mining are associates of the Company although the Company only owns a 13.44% and 39.57% ownership interest in each of these companies, respectively.

The Company has significant influence over International Prospect and Val-d'Or Mining by virtue of ownership interest, representation on the board of directors, interchange of managerial personnel and intercompany transactions in each of these companies.

Classification of financial instruments

All financial assets are classified in one of the following categories: fair value through profit or loss or financial assets at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets upon initial recognition.

5) JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Recognition of deferred tax assets and measurement of income tax expense

Management continually evaluates the likelihood that its deferred tax assets could be realized. The assessment of availability of future taxable profits involves significant judgment. A deferred tax asset is recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. To date, management has not recognized any deferred tax assets in excess of existing temporary differences expected to reverse within the carry-forward period.

Operating segment

The ability to aggregate the Company's operating segments based on similar economic characteristics requires judgment to be applied and is dependent on entity-specific facts and circumstances.

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

Impairment of exploration and evaluation assets

Determining if there are any facts and circumstances indicating impairment loss or reversal of impairment losses is a subjective process involving judgment and a number of estimates and assumptions in many cases. When an indication of impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset or the cash-generating units must be estimated.

In assessing impairment, the Company must make some estimates and assumptions regarding future circumstances, in particular, whether an economically viable extraction operation can be established, the probability that the expenses will be recovered from either exploitation or sale when the activities have not reached a stage that permits a reasonable assessment of the existence of reserves, the Company's capacity to obtain financial resources necessary to complete the evaluation and development and to renew permits. Estimates and assumptions may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in profit or loss in the period when the new information becomes available.

5) JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Impairment of royalty interests

The assessment of the fair values of royalty interests requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, mineral reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications. These estimates and assumptions are, by their very nature, subject to interpretation and uncertainty. Changes in any of these estimates and assumptions, which certain estimates and assumptions are provided by the operators of the properties, used in determining the fair value of the royalty interests could impact the impairment analysis.

Impairment of investments in associates

The Company follows the guidance of IAS 28 Investments in Associates and Joint Ventures to assess whether there are impairment indicators which may lead to the recognition of an impairment loss with respect to its net investment in an associate. This determination requires significant judgement in evaluating if a decline in fair value is significant or prolonged, which triggers a formal impairment test. In making this judgement, the Company's management evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its carrying amount, the volatility of the investment and the financial health and business outlook for the investee, including factors such as the current and expected status of the investee's exploration projects and changes in financing cash flows.

Valuation of investments in private entities

The Company values its investments in private entities at fair value at each reporting date. When the fair values of these financial instruments cannot be measured based upon quoted prices in active markets, their fair value is based on estimates made by management using valuation techniques. The inputs to these valuation models are taken from observable market data where possible, including concurrent third-party investments, but where this is not feasible, a degree of judgement is required in establishing fair value. Changes in assumptions related to these inputs could affect the reported fair value of the financial instruments.

Share-based payments

The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Company has made estimates as to the volatility of its own shares, levels of forfeiture, the probable life of share options and compensation warrants granted and the time of exercise of those share options and compensation warrants. The model used by the Company is the Black-Scholes valuation model.

(Expressed in Canadian dollars unless otherwise noted)

5) JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Tax credits receivable

The calculation of the Company's refundable tax credit on qualified exploration expenditure incurred and refundable tax credit involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until a notice of assessment has been issued by the relevant taxation authority and payment has been received. Difference arising between the actual results following final resolution of some of these items and the assumptions made could necessitate adjustments to the refundable tax credit, exploration and evaluation assets, and income tax expense in future periods.

6) CASH AND CASH EQUIVALENTS

		As at December 31,		
		2020		**2019**
Cash	$	**13,102,329**	$	2,573,894
Demand deposits, redeemable at any time		**600,705**		429,189
	$	**13,703,034**	$	3,003,083

Demand deposits represent money market mutual funds earning income at an annual rate of 0.30% (December 31, 2019 – 0.15%) that are cashable at any time.

7) OTHER ASSETS

		As at December 31, 2020		**As at December 31, 2019**
Marketable securities	$	**406,280**	$	427,861
Private company investments		**106,913**		106,913
Warrants (note 12)		**4,044**		-
Other assets		**517,237**		534,774
Less: current portion of Other assets		**(406,280)**		(534,774)
Long-term portion of Other assets	$	**110,957**	$	-

Marketable securities of $406,280 (December 31, 2019 - $427,861) represent shares of publicly traded mining exploration companies and are recorded at fair value using quoted market prices. Investment of $106,913 (December 31, 2019 - $106,913) represent shares in private companies do not have a quoted market price in an active market. The Company has assessed a fair value on these shares based on techniques and assumptions that emphasize both qualitative and quantitative information. Special warrants of $4,044 (December 31, 2019 - $nil) represents 80,880 special warrants received from a mining option agreement with Val-d'Or Mining as further described in note 12.

(Expressed in Canadian dollars unless otherwise noted)

8) PREPAIDS AND OTHER RECEIVABLES

		As at December 31, 2020		As at December 31, 2019
Prepaid expenses	$	**102,427**	$	22,299
Dividend receivable		**70,361**		44,729
Due from related party (note 20)		**59,517**		45,750
Sales taxes recoverable		**31,757**		21,570
Payroll levies receivable		**26,133**		-
Mining option receivable		**25,000**		-
Advances for claim management		**20,521**		10,768
	$	**335,716**	$	145,116

9) INVESTMENTS

	As at December 31, 2020		As at December 31, 2019	
	Number of shares	Fair value	Number of shares	Fair value
Yamana Gold Inc.	**2,105,895**	**$ 15,309,857**	3,443,895	$ 17,701,620
Agnico Eagle Mines Limited	**375,897**	**33,676,612**	408,597	32,679,588
		$ 48,986,469		$ 50,381,208
Other investments		**515,447**		255,530
		$ 49,501,916		$ 50,636,738

For the year ended December 31, 2020, Abitibi Royalties was called to deliver 394,100 common shares of Agnico Eagle at share prices ranging from US$42.00 to US$55.00 per share and received, net of commissions, $25,582,744 (or US$19,551,262). The Company was also called to deliver 1,338,000 common shares of Yamana at share prices ranging from US$2.50 to US$5.00 per share and received, net of commissions, $6,096,022 (or US$4,704,309). In addition, Abitibi Royalties was called to purchase 361,400 common shares of Agnico Eagle at a share price of US$45.00 per share and paid, before commissions, $23,566,713 (or US$16,263,000).

For the year ended December 31, 2019, Abitibi Royalties was called to deliver 6,000 common shares of Agnico Eagle (2,500 at US$43.00, 2,500 at US$47.00 and 1,000 at US$49.00) and received, net of commissions, $358,619 (or US$270,922). Abitibi Royalties was also called to deliver 105,800 common shares of Yamana (47,600 at US$2.50, 6,900 at US$3.00 and 51,300 at US$3.50) and received, net of commissions, $415,032 (or US$316,287).

(Expressed in Canadian dollars unless otherwise noted)

9) INVESTMENTS

Restricted cash

Restricted cash represents funds held as collateral on the put option contracts referred to in the Derivative financial instruments below. The funds will become unrestricted once the put option contracts are exercised, repurchased or expired. Restricted cash of $385,415 (or US$302,405) as at December 31, 2020 relates to funds held as collateral on the outstanding put option contracts of 99,300 shares of Agnico as at December 31, 2020. No cash was restricted as at December 31, 2019 as there were no outstanding put option contracts.

10) INVESTMENTS IN SUBSIDIARIES

The Company owns 5,605,246 (2019 -5,605,246 common shares) or 44.93% (44.76% in 2019) of Abitibi Royalties; the change in percentage of ownership resulted in a decrease in interest of subsidiaries under non-controlling interest on the statement of changes in equity in the amount of $1,610,793 (decrease of $889,850 in 2019).

		As at December 31,		
Abitibi Royalties Inc.		**2020**		**2019**
Current assets	$	**13,959,351**	$	3,525,751
Non-current Assets		**49,653,617**		50,636,738
Current liabilities		**7,436,084**		9,340,361
Non-current liabilities		**2,693,658**		3,245,785
Total equity attributable to non-controlling interest		**29,450,660**		22,966,935

		For the year ended December 31,		
Abitibi Royalties Inc.		**2020**		**2019**
Net income and comprehensive income	$	**14,681,567**	$	11,259,593
Net income and comprehensive income attributable to non-controlling interest		**8,094,518**		6,217,181
Cash flows from operating activities	$	**2,481,780**	$	382,565
Cash flows from investing activities		**11,263,577**		1,765,368
Cash flows used by financing activities		**(2,774,684)**		(1,303,641)

Calone Mining Ltd.

The Company owns 10,000,001 common shares (2019 - 10,000,001 common shares) or 100% (100% in 2019) of Calone Mining. There are no significant operations in Calone Mining.

(Expressed in Canadian dollars unless otherwise noted)

11) INVESTMENTS IN ASSOCIATES

The investments in associates relate to the Company's investments in International Prospect and Val-d'Or Mining.

As at December 31, 2020, the Company held 4,470,910 common shares (2019 - 4,470,910 common shares) or 13.44% (December 31, 2019 - 16.50%) interest in International Prospect. The shares of International Prospect were trading at $0.105 per share on that date.

As at December 31, 2020, the Company held 25,687,444 common shares (2019 -17,354,110 common shares) or 39.57% (December 31, 2019 – 37.15%) interest in Val-d'Or Mining. The shares of Val-d'Or Mining were trading at $0.18 per share on that date.

The Company has no contingent liabilities relating to its interest in the associates.

The following table summarizes the changes to investments in associates for the years ended December 31, 2020 and 2019:

		International Prospect		Val-d'Or Mining		Total
As at January 1, 2020	$	356,655	$	986,378	$	**1,343,033**
Shares from mining option agreement		-		1,291,667		**1,291,667**
Share of net loss from associates		(52,015)		(455,254)		**(507,269)**
As at December 31, 2020	$	304,640	$	1,822,791	$	**2,127,431**

		International Prospect		Val-d'Or Mining		Total
As at January 1, 2019	$	405,748	$	1,152,662	$	1,558,410
Shares for mining option agreement		-		250,000		250,000
Share of net loss from associates		(49,093)		(416,284)		(465,377)
As at December 31, 2019	$	356,655	$	986,378	$	1,343,033

Shares for mining option agreement

For fiscal year 2020, the Company received a total of 8,333,334 common shares, fair valued at $1,291,667, from Val-d'Or Mining in accordance with the Amended Mining Option Agreement as described in note 12.

(Expressed in Canadian dollars unless otherwise noted)

11) INVESTMENTS IN ASSOCIATES (continued)

Financial information

The following table summarizes financial information of International Prospect:

International Prospect Ventures Ltd		As at December 31, 2020		2019
Current assets	$	**485,932**	$	362,821
Non-current Assets		**625,780**		552,303
Current liabilities		**96,595**		103,147
Total equity		**1,015,045**		811,977

International Prospect Ventures Ltd		For the year ended December 31, 2020		2019
Net loss and comprehensive loss	$	**377,920**	$	297,531
Cash flows used by operating activities	$	**(299,507)**	$	(185,407)
Cash flows used by investing activities		**(87,320)**		(85,794)
Cash flows from (used by) financing activities		**518,140**		(9,169)

The following table summarizes financial information of Val-d'Or Mining:

Val-d'Or Mining Corporation		As at December 31, 2020		2019
Current assets	$	**744,403**	$	951,144
Non-current Assets		**1,643,181**		186,678
Current liabilities		**210,586**		85,776
Non-current liabilities		**40,708**		2,356
Total equity		**2,136,290**		1,049,690

Val-d'Or Mining Corporation		For the year ended December 31, 2020		2019
Net loss and comprehensive loss		**1,190,209**		1,167,616
Cash flows used by operating activities	$	**(413,576)**	$	(419,392)
Cash flows from (used by) investing activities		**148,793**		(346,432)
Cash flows from financing activities		**873,672**		168,982

(Expressed in Canadian dollars unless otherwise noted)

12) EXPLORATION AND EVALUATION ASSETS

		Balance at January 1, 2020	Additions	Recovery	Credits		Balance at December 31, 2020
Golden Valley Mines Ltd.							
Acquisition and claims maintenance	$	3,312,610	-	-	-	$	**3,312,610**
Property option payments		312,500	-	-	-		**312,500**
Drilling, excavation and related costs		3,257,961	-	-	-		**3,257,961**
Technical and field staff		4,624,395	-	-	-		**4,624,395**
Airborne geophysics		791,822	-	-	-		**791,822**
Geophysics		2,319,401	-	-	-		**2,319,401**
Line cutting		1,108,235	-	-	-		**1,108,235**
Sampling and testing		744,773	-	-	-		**744,773**
Travel and transport		1,683,141	-	-	-		**1,683,141**
Program management and consultants		441,560	-	-	-		**441,560**
Professional Fees		5,215	-	-	-		**5,215**
Depreciation, insurance and office expenses		581,588	-	-	-		**581,588**
Communications		45,897	-	-	-		**45,897**
Option payments received		(1,971,145)	-	-	-		**(1,971,145)**
Write-off of exploration and evaluation assets		(4,213,235)	-	-	-		**(4,213,235)**
Impairment of exploration and evaluation assets		(7,525,064)	-	-	-		**(7,525,064)**
Shares for mining rights		(666,666)	-	106,858	(1,291,667)		**(1,851,475)**
Government assistance		(1,641,978)	-	-	-		**(1,641,978)**
Net expenditures incurred during the period		3,211,010	-	106,858	(1,291,667)		**2,026,201**
Exploration and evaluation assets sold to third parties		(1,713,840)	-	-	(633)		**(1,714,473)**
Balance, end of the period	**$**	**1,497,170**	-	**106,858**	**(1,292,300)**	**$**	**311,728**
Abitibi Royalties Inc							
Acquisition and claims maintenance	$	-	241,959	-	-	$	**241,959**
Program management and consultants		-	8,558	-	-		**8,558**
Option payments received		-	-	48,684	(147,500)		**(98,816)**
		-	250,517	48,684	(147,500)		**151,701**
TOTAL	**$**	**1,497,170**	**250,517**	**155,542**	**(1,439,800)**	**$**	**463,429**

(Expressed in Canadian dollars unless otherwise noted)

12) EXPLORATION AND EVALUATION ASSETS (continued)

	As at January 1, 2019	Additions	Recoveries	Credits	Impairment Write-off	As at December 31, 2019
Golden Valley Mines Ltd.						
Acquisition and claims maintenance	$ 3,298,296	$ 14,514	$ (200)	$ -	$ -	$ **3,312,610**
Property option payments	312,500	-	-	-	-	**312,500**
Drilling, excavation and related costs	3,241,938	16,023	-	-	-	**3,257,961**
Technical and field staff	4,615,618	8,777	-	-	-	**4,624,395**
Airborne geophysics	791,822	-	-	-	-	**791,822**
Geophysics	2,319,401	-	-	-	-	**2,319,401**
Line cutting	1,108,235	-	-	-	-	**1,108,235**
Sampling and testing	823,818	-	(79,045)	-	-	**744,773**
Travel and transport	1,689,127	104	(6,090)	-	-	**1,683,141**
Program management and consultants	501,621	6,156	(66,217)	-	-	**441,560**
Professional Fees	5,215	-	-	-	-	**5,215**
Depreciation, insurance and office expenses	582,713	-	(1,125)		-	**581,588**
Communications	45,897	-	-	-	-	**45,897**
Option payments received	(1,963,650)	-	-	(7,495)	-	**(1,971,145)**
Write-off of exploration and evaluation assets	(4,213,235)	-	-	-	-	**(4,213,235)**
Impairment of exploration and evaluation assets	(7,265,328)	-	(89,038)	-	(170,698)	**(7,525,064)**
Shares for mining rights	(416,666)	-	-	(250,000)	-	**(666,666)**
Government assistance	(1,639,157)	-	-	(2,821)	-	**(1,641,978)**
Net expenditures incurred during the year	3,838,165	45,574	(241,715)	(260,316)	(170,698)	**3,211,010**
Exploration and evaluation assets sold to third parties	(1,606,927)	-	-	(106,913)	-	**(1,713,840)**
Balance, end of the year	**$ 2,231,238**	**45,574**	**(241,715)**	**(367,229)**	**(170,698)**	**$ 1,497,170**

(Expressed in Canadian dollars unless otherwise noted)

12) EXPLORATION AND EVALUATION ASSETS (continued)

The following table summarizes the carrying values of Exploration and Evaluations Assets by properties as at December 31, 2020 and 2019:

	Properties optioned to Eldorado Gold	Properties optioned to BonTerra Resources	Balance as at December 31, 2020	Balance as at December 31, 2019
Golden Valley Mines Properties				
Abitibi Greenstone Belt ("AGB")				
Kirkland Lake / Matachewan (Ontario)	$ 817,555	$ -	$ **817,555**	$ 818,188
Lebel-sur-Quevillon (Québec)	-	359,496	**359,496**	366,017
Matachewan, Kirkland Lake (Ontario)	-	-	-	843,108
Val d'Or - Malartic (Québec)	143,181	-	**143,181**	354,017
Rouyn-Noranda-Cadillac (Québec)	168,405	-	**168,405**	168,405
Rouyn-Noranda-Cadillac (Québec)	-	-	-	45,544
Chibougamau (Québec)	-	-	-	65,671
Matagami (Québec)	-	-	-	13,129
Total AGB	1,129,141	359,496	**1,488,637**	2,674,079
Total other			**22,069**	22,069
Investment tax credit			**(1,198,978)**	(1,198,978)
Balance, end of the year			**$ 311,728**	**$** 1,497,170
Abitibi Royalties Properties				
Bathurst (Ontario)	-	-	**75,000**	-
Hees (Ontario)	-	-	**75,000**	-
Bullfrog South (Nevada, USA)	-	-	**1,701**	-
Balance, end of the year			$ **463,429**	$ 1,497,170

(Expressed in Canadian dollars unless otherwise noted)

12) EXPLORATION AND EVALUATION ASSETS (continued)

GOLDEN VALLEY PROPERTIES

a) Mining Option Agreement with Val-d'Or Mining

On April 18, 2017, the Company granted to Val-d'Or Mining an option to acquire a 100% interest in 61 of its grassroots properties. On November 28, 2019, the Option agreement was amended to document, among other things, a waiver of expenditure requirements required in order to maintain the option, acceleration of vesting of the option as well as changes to the buyback provisions of the royalty on Net Smelter Returns granted to the Company. In accordance with the terms of the Amended Mining Option Agreement, Val-d'Or Mining has agreed to issue to Golden Valley an aggregate 16,666,668 common shares of Val-d'Or Mining, issuable as to 25% on each of December 31, 2018, December 31, 2019, June 30, 2020 and December 31, 2020.

In addition, the properties are subject to a royalty in favour of Golden Valley equal to 1.25% of net smelter returns, which is subject to certain partial buyback provisions. he partial buyback right pertains to each individual property, whereby 1% may be bought for $500,000 on a property-by-property basis with a maximum total consideration of $5,000,000 at which point in time the NSR royalty on all the properties would be reduced by 1.0%. Golden Valley will also receive 20% of the proceeds of all third-party transactions pertaining to the properties that Val-d'Or Mining enters into and announces on or before December 31, 2022. On December 5, 2019, Val-d'Or Mining exercised its option to acquire a 100% interest in the properties in accordance with the terms of the amended and restated mining option agreement between Val-d'Or Mining and Golden Valley dated November 28, 2019.

On October 6, 2020, Val-d'Or Mining entered into an agreement with respect to the sale of several properties referred to as the Ducros Group of Properties. The purchaser of the property is privately-owned Québec Nickel Corp. ("QNC"). In consideration for a 100% interest in the properties, QNC issued 3,589,341 special warrants, with a fair value of $179,467, to Val-d'Or Mining (of which Golden Valley received 80,880 special warrants, with a fair value of $4,044 in accordance with the terms of an amended and restated option agreement between d'Or Mining and Golden Valley dated November 28, 2019).

b) Lac Barry Prospect - BonTerra Resources Inc. – Level-sur-Quevillon, Québec

On March 16, 2016, the Company granted an option to BonTerra Resources Inc. ("BonTerra") on the Lac Barry Prospect located in the Abitibi Greenstone Belt, northeast of Val-d'Or, Québec. BonTerra issued to Golden Valley 519,480 common shares in the capital of BonTerra having an aggregate value of $200,000, and incurred expenditures in an aggregate amount of $2,000,000 over a three-year period. Upon BonTerra exercising the option on June 4, 2019, it earned an 85% interest in the property and, the Company retained a 15% free carried interest and a 3% NSR, with 1% of the NSR being subject to a buyback in favour of BonTerra for $1.0 million payable by BonTerra to Golden Valley.

(Expressed in Canadian dollars unless otherwise noted)

12) EXPLORATION AND EVALUATION ASSETS (continued)

The Company is to enter into a joint venture agreement with BonTerra and therefore the Company is to retain its 15% free carried interest and a 3% NSR, with 1% of the NSR being subject to a buyback as discussed above. For accounting purposes, no cost has been assigned to the royalty, as the project is still at an early stage of exploration and future cash flow cannot be reliably estimated.

c) Centremaque Prospect – Alexandria Minerals Corporation - Val-d'Or Québec

On April 13, 2017, the Company entered into a mining option agreement with Alexandria Minerals Corporation ("Alexandria") on the Centremaque Prospect located in the AGB, northeast of Val-d'Or, Québec. In accordance with the option agreement, in order to acquire an 80% interest in the property, Alexandria must: (i) issue, over a four year period from the date of signing, to Golden Valley such number of common shares in its capital having an aggregate value of $250,000 based on the closing price of Alexandria's shares on the Exchange the day prior to the date of issuance of each tranche of payment shares, of which shares and/or cash in the amount of $150,000 have been received to date;$50,000 on or before the third anniversary; and, $100,000 on or before the fourth anniversary; and, (ii) incur exploration expenditures in an aggregate amount of $4,000,000 over the same four-year period. Once the option is exercised, the Company will retain a 20% free carried interest and a 1.5% NSR, with 0.5% of the NSR being subject to a buyback in favour of Alexandria for $1 million payable to Golden Valley.

In accordance with the terms of the option agreement, Alexandria agreed to a $2,000,000 work commitment on or before April 20, 2020. On April 3, 2020, O3 Mining provided a notice of force majeure and extension of delay as a result of the government of Québec's decision, relating to COVID-19, to close all non-essential businesses. On May 28, 2020, the option agreement with 03 Mining was amended to provide that the payment date of the remaining cash consideration of $100,000 and the date to incur the remaining exploration expenditures commitment of $3,250,000 have been extended to June 9, 2021.

On February 7, 2021, the option agreement was further amended such that the remaining exploration expenditures commitment of $2,000,000 to be incurred on or before June 9, 2021 can also be satisfied through payment of shares in O3 Mining, provided that O3 Mining commits to complete a drilling program of least 5,000 metres on the Centremaque Prospect in the winter of 2021.

d) Sharks and Cheechoo Joint Venture - Sirios Resources Ltd. - - James Bay Northern Quebec

On October 23, 2013, Golden Valley granted Sirios Resources Ltd. ("Sirios") an option to acquire Golden Valley's remaining 55% interest in the Cheechoo prospect. Sirios completed all its obligations under the agreement to earn a 100% interest in the Cheechoo prospect and therefore holds 100% of the Cheechoo prospect. As additional consideration for the grant of the option, Sirios granted to Golden Valley a royalty equal to 4% of the net returns from all mineral products mined or removed from the Cheechoo gold project. Notwithstanding the foregoing, the royalty relevant to gold mineral products mined or removed from the Cheechoo gold prospect may vary between 2.5% and 3.5% depending on the market price of gold at the time of the payment. For accounting purposes, no cost has been assigned to the royalty, as the project is still at an early stage of exploration and future cash flow cannot be reliably estimated.

(Expressed in Canadian dollars unless otherwise noted)

12) EXPLORATION AND EVALUATION ASSETS (continued)

e) AGB Properties – Eldorado Gold Corporation – Québec and Ontario

On December 8, 2008, the Company earned a 70% interest in the group of 9 properties (8 gold and 1 copper-zinc-silver) located in the AGB (Québec and Ontario) and a 70:30 joint venture (the "GZZ-I JV") was formed between Golden Valley and Eldorado Gold Corporation ("Eldorado"), with the latter having acquired its interest through the acquisition of Integra Gold Corporation. Golden Valley is the operator for the joint venture. The GZZ-I JV is subject to underlying royalties ranging between 3.0% and 3.5% in favour of the original vendors, one of whom is a director and an officer of the Company.

On October 20, 2020, the Company and Eldorado entered into an agreement with Epica Gold Inc ("Epica") in respect to the sale of the Denovo property. Pursuant to the agreement, Company and Eldorado received cash consideration of $50,000 (of which Golden Valley received $35,000) and share consideration of $150,000 (of which Golden Valley received 38,043 common shares) in the common shares of HighGold Mining Inc ("HighGold"), the parent company of Epica, based on the volume weighted average trading price per share of HighGold's shares for the 20-day period ending on October 20, 2020. Pursuant to the agreement, Epica also granted a 3.5% NSR on the property to an officer and a director of the Company on the portion of the property covered by legacy claims. For the year ended December 31, 2020, the Company recognized a gain on sale of $139,367 relating to this transaction.

ABITIBI ROYALTIES' PROPERTIES

Bullfrog South Project

On September 17, 2020, Abitibi Royalties staked the Bullfrog South Project, located in Nevada's Bullfrog Gold District.

On December 9, 2020, Abitibi Royalties entered into a mining option agreement with Bullfrog Mines LLC ("Bullfrog") on the Bullfrog South property. In accordance with the option agreement, in order to acquire a 100% interest in the property, Bullfrog must: (i) issue to Abitibi Royalties, over a two-year period, consideration of $175,000 in cash or share in its capital; reimburse mining claims fees to be paid in 2021 and (ii) incur exploration expenditures in an aggregate amount of $550,000 over a three-year period, of which a minimum of $25,000 is to be spent in the first year of the option agreement. Once the option is exercised, the Company will retain a 2.0% NSR on the property, Bullfrog has the option to purchase 0.5% of the NSR for $500,000 on or before December 9, 2030.

For the year ended December 31, 2020, Abitibi Royalties recognized a receivable of $25,000 relating to this mining option agreement. The cash consideration has been recorded against the carrying value of the exploration and evaluation assets relating to the Bullfrog South property.

(Expressed in Canadian dollars unless otherwise noted)

12) EXPLORATION AND EVALUATION ASSETS (continued)

Bathurst property

On November 9, 2020, Abitibi Royalties entered into an agreement with two arm's length parties to acquire the Bathurst property, a property consisting of 7 claims located in Ontario, for the purchase price of $75,000. Pursuant to the agreement, Abitibi Royalties also granted a 0.5% NSR royalty on the property.

Subsequent to year-end, on February 4, 2021, Abitibi Royalties signed an option agreement with Xplore Resources Corp. ("Xplore") on the property. Xplore may earn a 100% interest in the project by completing the following: (a) Execution of Letter of Intent ("LOI"): Issue to Abitibi Royalties $62,500 in common shares of Xplore based on the daily volume weighted average (the "VWAP") price of Xplore's shares for the 14-day period preceding the execution of the LOI; and, issuance to Abitibi Royalties $125,000 in common shares of Xplore based on the VWAP price of Xplore's shares for the 14-day period preceding the execution of the first anniversary date and issuance to Abitibi Royalties $150,000 in common shares of Xplore based on the VWAP price of Xplore's shares for the 14-day period preceding the execution of the second anniversary date.

Hees Property

On December 11, 2020, Abitibi Royalties entered into an agreement with two arm's length parties to acquire the Hees property, a property consisting of 30 claims located in Ontario, for the purchase price of $75,000. Pursuant to the agreement, Abitibi Royalties also granted a 0.5% NSR royalty on the property.

Hammond Reef South property

On June 2, 2020, Abitibi Royalties entered into an agreement with two arm's length parties to acquire the Hammond Reef property, a property consisting of 49 claims located in Ontario, for the purchase price of $70,000. Pursuant to the agreement, the Company also granted one of the parties a 0.5% NSR royalty on the property. The Company incurred claim and other fees of $3,816 on completion of the transaction.

On July 27, 2020, Abitibi Royalties entered into a mining option agreement with Victory Resources Corporation ("Victory") on the Hammond Reef South property. In accordance with the option agreement, in order to acquire a 100% interest in the property, Victory must: (i) issue to Abitibi Royalties, over a two-year period, cash consideration of $250,000 and share consideration of 2,750,000 common shares in its capital; and (ii) incur exploration expenditures in an aggregate amount of $550,000 over a three-year period, of which a minimum of $25,000 is to be spent in the first year of the option agreement. Once the option is exercised, the Company will retain a 2.0% NSR on the property.

For the year ended December 31, 2020, Abitibi Royalties received the cash consideration of $50,000 and share consideration of 500,000, with a fair value of $84,000, in the common shares of Victory relating to this mining option agreement. Both cash and share considerations have been recorded against the carrying value of the exploration and evaluation assets relating to the Hammond Reef South property, with the remaining difference of $48,684 being recognized as revenue.

(Expressed in Canadian dollars unless otherwise noted)

13) ROYALTY INTERESTS OF ABITIBI ROYALTIES

Main royalty interests

Malartic CHL 3% Royalty - Malartic, Québec

The area covered by the 3% net smelter royalty ("NSR") is located immediately east of the current Canadian Malartic Mine open pit operated by Canadian Malartic GP (50% owned by Agnico Eagle Mines Limited ("Agnico Eagle") and Yamana Gold Inc. ("Yamana"). The 3% NSR covers a number of known mineralized zones.

For the year ended December 31, 2020, Abitibi Royalties earned royalties in the amount of $685,698 (or US$524,434) from this royalty interest, of which $425,180 (or US$333,946), representing the royalties earned for the fourth quarter of 2020, is a receivable as at December 31, 2020.

For the year ended December 31, 2019, Abitibi Royalties earned royalties in the amount of $3,307,260 (or US$2,315,090 from this royalty interest, of which $999,252 (or US$769,366) remains outstanding as at December 31, 2019 and subsequently received on January 15, 2020.

Canadian Malartic 2% Royalty - Malartic, Québec

The area covered by the 2% NSR is on a single claim located just to the south of the Canadian Malartic open pit, and covers the eastern portion of the Gouldie Zone and the historic Charlie Zone. Production on this 2% NSR area started in 2014 and stopped in 2015.

Other royalty interests

On May 23, 2020, Abitibi Royalties entered into a series of agreements to acquire, with a purchase price of $36,000, a package of royalties south of the Canadian Malartic Mine and also southeast of the Agnico Eagle's Goldex Mine. The agreements also entitled the Company to 15% of the gross proceeds (cash and shares) should the underlying properties be sold or joint ventured. The royalties are located immediately south of the Canadian Malartic Mine and approximately three kilometres southeast of the Goldex Mine. The projects are owned and operated by Tamarack Gold Resources Inc. Abitibi Royalties incurred fees of $1,701 on completion of the transaction.

Abitibi Royalties' other royalty interest are as follows:

- Revillard Property 2% Royalty - Malartic, Québec
- 15% Net Profit Interest ("NPI") in the vicinity of Canadian Malartic Mine -Malartic, Québec
- Midway Project 1.5% Royalty -Malartic, Québec▪1.5% Royalty in the Abitibi region, Québec
- 1.0% NSR on the New Alger Project in the Abitibi region, Québec

(Expressed in Canadian dollars unless otherwise noted)

14) DERIVATIVE FINANCIAL INSTRUMENTS

Abitibi Royalties' total call options outstanding as at December 31, 2020 and 2019 are as follows:

	Expiry date	Number of shares under option	Exercise price range (USD)	Market value as at December 31, 2020
Calls				
Yamana	January 15, 2021	**1,247,000**	$ 3.00 to 7.00	$ **1,574,731**
Yamana	April 16, 2021	**320,000**	$ 7.00 to 10.00	**52,329**
Yamana	July 16, 2021	**140,000**	$ 8.00	**57,039**
Yamana	January 21, 2022	**367,700**	$ 4.50 to 10.00	**522,730**
Yamana	January 2, 2023	**2,100**	$ 10.00	**3,208**
Agnico	January 15, 2021	**118,300**	$ 50.00 to 85.00	**761,259**
Agnico	February 19, 2021	**82,200**	$85.00 to 100.00	**53,360**
Agnico	May 21, 2021	**57,400**	$85.00 to 100.00	**83,013**
Agnico	January 21, 2022	**103,600**	$50.00 to 100.00	**929,767**
Agnico	January 20, 2023	**8,000**	$85.00 to 100.00	**83,420**
Puts				
Agnico	February 19, 2021	**56,000**	$ 40.00 to 45.00	**22,217**
Agnico	January 21, 2022	**43,300**	$ 40.00 to 45.00	**100,245**
		2,545,600		$ **4,243,318**

	Expiry date	Number of shares under option	Exercise price range (USD)	Market value as at December 31, 2019
Calls				
Yamana	January 17, 2020	**2,220,300**	$ 2.50 to 4.00	$ **1,048,113**
Yamana	January 15, 2021	**1,165,800**	3.00 to 5.00	**1,135,729**
Yamana	January 17, 2022	**57,700**	4.50	**71,194**
Agnico	January 17, 2020	**350,800**	43.00 to 55.00	**5,528,316**
Agnico	January 15, 2021	**57,700**	42.00 to 50.00	**1,195,695**
		3,852,300		$ **8,979,047**

For fiscal year 2020, Abitibi Royalties sold 21,418 call contracts (3,701 calls on Agnico shares and 17,717 calls on Yamana shares) and 5,977 put contracts on Agnico shares for total proceeds of $3,582,525 (or US$2,665,886). In addition, 1,370 put contracts expired and 3,641 put contracts were exercised on Agnico shares. Furthermore, 7,050 contracts were repurchased before expiration (150 calls on Agnico and 6,900 calls on Yamana) for which the Company paid $53,116 (or US$40,740).

(Expressed in Canadian dollars unless otherwise noted)

14) DERIVATIVE FINANCIAL INSTRUMENTS (continued)

For fiscal year 2019, Abitibi Royalties sold 25,223 call contracts (1,573 calls on Agnico shares and 23,650 calls on Yamana Gold shares) for total proceeds of $1,232,964 (or US$935,160). In addition, 1,887 call contracts expired (460 calls on Agnico and 1,427 calls on Yamana). Furthermore, 19,600 contracts were repurchased before expiration (778 calls on Agnico and 18,822 calls on Yamana) for which the Company paid $131,050 (or US$97,093).

The liability associated with derivative financial instruments can be settled, if required, through the Abitibi Royalties' investments in the common shares of Agnico Eagle and Yamana.

Subsequent to year end, the Company was called to deliver 37,700 common shares of Agnico Eagle at share prices ranging from US$50.00 to US$65.00 per share and received, net of commissions, $2,722,806 (or US$2,139,898) and 1,109,100 common shares of Yamana at share prices ranging from US$3.00 to US$5.00 per share and received, net of commissions, $6,552,852 (or US$5,149,994).

15) LONG-TERM LOAN

The Company applied and received the $60,000 Canada Emergency Business Account loan which is an interest-free loan to cover operating costs. Repaying the balance of the loan on or before December 31, 2022 will result in a loan forgiveness of $20,000.

16) INCOME TAXES

Major components of tax expense (recovery)

The major components of tax expense (recovery) are outlined below:

	For the year ended December	
	2020	2019
Current tax expense	$ **2,464,798**	$ -
Deferred tax recovery		
Origination and reversal of temporary differences	$ **(772,145)**	$ 1,579,401
Deferred tax assets not recognized	**220,018**	233,919
	(552,127)	1,813,320
Total income tax expense	$ **1,912,671**	$ 1,813,320

(Expressed in Canadian dollars unless otherwise noted)

16) INCOME TAXES (continued)

Relationship between expected tax expense and accounting profit or loss

The relationship between the expected tax expense based on the combined tax rate in Canada and the reported tax expense in the consolidated statement of net loss and comprehensive loss can be reconciled as follows:

		For the year ended December 31,		
		2020		**2019**
Net income for the year before income taxes	$	**15,013,135**	$	11,313,153
Expected tax expense calculated using the combined Federal and Provincial at combined statutory rate in Canada of 26.50% (26.60% in 2019)	$	**3,978,481**	$	3,009,299
Change in tax rates		**-**		(1,036)
Change in deferred tax assets not recognized		**231,575**		233,919
Share of loss of associates		**135,082**		123,790
Non-taxable dividends received		**(169,584)**		(116,353)
Share-based payments		**67,815**		110,582
Non-taxable portion of gain on investments		**(2,325,282)**		(1,554,992)
Other		**(5,416)**		8,111
Total tax expense	$	**1,912,671**	$	1,813,320

The statutory tax rate declined from 26.6% to 26.50% due to a reduction in the Québec general corporate tax rate on January 1, 2020.

(Expressed in Canadian dollars unless otherwise noted)

16) INCOME TAXES (continued)

Deferred tax assets (liabilities) and variation of recognized amounts

		As at January 1, 2020		Recognized in profit or loss		As at December 31, 2020
Exploration and evaluation assets	$	687,841	$	(367,828)	$	**320,013**
Investments		(6,047,641)		2,465,445		**(3,582,196)**
Share issuance costs		8,389		(2,103)		**6,286**
Non-capital losses		915,903		(915,903)		**-**
Derivative financial instruments		1,189,723		(627,484)		**562,239**
	$	(3,245,785)	$	552,127	$	**(2,693,658)**

		As at January 1, 2019		Recognized in profit or loss		As at December 31, 2019
Exploration and evaluation assets	$	687,695	$	146	$	**687,841**
Investments		(3,898,056)		(2,149,585)		**(6,047,641)**
Share issuance costs		-		8,389		**8,389**
Non-capital losses		1,433,943		(518,040)		**915,903**
Derivative financial instruments		343,953		845,770		**1,189,723**
	$	(1,432,465)	$	(1,813,320)	$	**(3,245,785)**

As at December 31, 2020 and 2019, the Company had deductible temporary differences which it did not record in deferred tax assets:

	As at December 31, 2020	As at December 31, 2019
Exploration and evaluation assets	$ **4,079,730**	$ 2,835,206
Other assets	**719,572**	796,761
Property and equipments	**425,805**	424,778
Share issue costs	**4,957**	11,667
Capital losses	**8,453**	29,007
Loan	**10,000**	-
Non-capital losses	**7,164,226**	7,534,940
	$ **12,412,743**	$ 11,632,359

(Expressed in Canadian dollars unless otherwise noted)

16) INCOME TAXES (continued)

The Company has an amount of $319,859 in 2020 (2019 - $319,859) in investment tax credits that has not been recorded. These credits can be used to reduce federal income tax and will expire between 2025 and 2033.

As at December 31, 2020 and 2019, the Company has the following non-capital losses in Canada available to reduce future year's taxable income which expires as follows:

	Federal	Quebec
2029	$ 570,056	$ 350,017
2030	1,389,166	1,368,264
2031	41,350	41,350
2032	1,090,175	1,079,112
2033	393,100	390,172
2034	378,137	373,289
2035	863,064	860,246
2036	476,992	450,305
2037	987,998	963,527
2038	842,706	842,706
2039	129,319	122,679
2040	2,163	2,163
	$ 7,164,226	$ 6,843,830

17) CAPITAL STOCK

Capital Stock

The capital stock of the Company consists of fully paid common shares.

Authorized

Unlimited number of common shares without par value. All shares are equally eligible to receive dividends and the repayment of capital and represent one vote each at the shareholders' meeting of the Company.

Unlimited number of preferred shares, issuable in series with rights and restrictions to be determined by the directors.

(Expressed in Canadian dollars unless otherwise noted)

17) CAPITAL STOCK (continued)

Share consolidation

On July 27, 2020, the Company received conditional approval from the TSX Venture Exchange regarding a security consolidation on the basis of ten old shares for one new share. The common shares of Golden Valley have commenced trading on a consolidated basis at open of market on July 31, 2020. Following the consolidation, a total of approximately 13,518,459 common shares of Golden Valley are issued and outstanding, and incentive stock options to acquire an aggregate of approximately 1,423,691 common shares are outstanding. The number of common shares entitled to be purchased pursuant to the terms of the outstanding options and the per share exercise price for such shares were adjusted accordingly, in accordance with the terms of the respective options. All fractional common shares remaining as a result of the proposed consolidation have been cancelled. All historical information presented in the financial statements has been adjusted to reflect the share consolidation.

Issued share capital

Refer to "Share Consolidation" section of Note 17 "Capital Stock".

The change in issued share capital for the years ended December 31, 2020 and 2019 was as follows:

	2020		2019	
	Number of shares	Stated Value	Number of shares	Stated Value
Balance, as at January 1,	**13,434,760**	**$ 28,420,603**	13,391,858	$ 28,289,902
Shares issued by exercise of stock options	**83,700**	**215,582**	42,903	133,429
Share issue expenses	-	-	-	(2,728)
Balance, as at December 31,	**13,518,460**	**$ 28,636,185**	13,434,760	$ 28,420,603

Share capital issued from exercise of incentive stock options

For fiscal 2020, the Company issued 83,700 of its common shares from the exercise of incentive stock options of 83,700 at prices ranging from $1.10 per share to $3.50 per share for a total consideration of $125,630.

For fiscal, 2019, the Company issued 42,903 of its common shares from the exercise of incentive stock options of 37,903 at a price of $1.70 per share and of 5,000 at a price of $2.75 per share for a total consideration of $78,184.

(Expressed in Canadian dollars unless otherwise noted)

18) SHARE-BASED PAYMENTS

The Company has a stock option incentive plan in place under which directors, officers, employees, and consultants are eligible to receive incentive stock options for the purchase of common shares of the Company. Under the terms of the plan, the aggregate number of shares issuable upon the exercise of options may not exceed 1,900,673, which represents 20% of the Company's issued and outstanding common shares on May 25, 2015, the date of adoption of the option plan by the Company's Board of Directors. The option plan was approved by the Company's disinterested shareholders on June 25, 2015, and subsequently accepted by the TSX Venture Exchange.

The exercise price of each option is fixed by the Board of Directors at the time of grant and shall not be less than the closing price of the Company's shares on the trading day immediately prior to the date of grant less any discount permitted by the TSX Venture Exchange; if no sales were reported on such day, the exercise price shall be based on the closing sales price on the last trading day prior to the time of determination on which sales were reported.

The term of any options granted under the option plan will be fixed by the Board of Directors and may not exceed ten years and the vesting period of options granted under the plan, if any, shall be determined by the Board of Directors at the time of grant. All options granted under the option plan will be in accordance with the rules and regulations of the TSX Venture Exchange.

The summary of changes in the number of incentive stock options issued by the Company for years ended December 31, 2020 and 2019 is presented as follows:

	2020		2019	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	**1,405,916**	**$ 3.20**	1,409,819	$ 3.10
Granted	**101,475**	**5.44**	39,000	3.40
Expired	**(1,800)**	**3.40**	-	-
Exercised	**(83,700)**	**1.50**	(42,903)	1.70
Outstanding, end of year	**1,421,891**	**$ 3.43**	1,405,916	$ 3.20
Exercisable, end of year	**1,415,225**	**$ 3.43**	1,317,583	$ 3.20

(Expressed in Canadian dollars unless otherwise noted)

18) SHARE-BASED PAYMENTS (continued)

The table below summarizes the information related to outstanding share options as at December 31, 2020:

	Outstanding options				
Expiry date	Number of options		Weighted average exercise price	Weighted average remaining contractual life (years)	Exercisable options
January 1, 2021	10,000		1.00	0.00	10,000
June 27, 2021	225,000		3.00	0.49	225,000
February 3, 2022	10,000		4.65	1.09	10,000
June 21, 2023	222,000		2.75	2.47	222,000
June 18, 2024	31,500		3.40	3.47	24,833
March 3, 2025	76,475		5.00	4.17	76,475
June 26, 2025	25,000		6.80	4.49	25,000
September 30, 2026	821,916		3.50	5.75	821,916
	1,421,891	**$**	**3.43**		**1,415,225**

The table below summarizes the information related to outstanding share options as at December 31, 2019:

	Outstanding options				
Expiry date	Number of options		Weighted average exercise price	Weighted average remaining contractual life (years)	Exercisable options
July 24, 2020	67,500		1.10	0.56	67,500
January 1, 2021	10,000		1.00	1.01	10,000
June 27, 2021	230,000		3.00	1.49	230,000
February 3, 2022	10,000		4.65	2.10	10,000
June 21, 2023	225,000		2.75	3.47	150,000
June 18, 2024	39,000		3.40	4.47	25,667
September 30, 2026	824,416		3.50	6.75	824,416
	1,405,916	$	3.17		1,317,583

(Expressed in Canadian dollars unless otherwise noted)

18) SHARE-BASED PAYMENTS (continued)

Share-based compensation expense

Refer to "Share Consolidation" section of Note 17 "Capital Stock".

The table below summarizes share-based compensation expense for the years ended December 31, 2020 and 2019:

		For the year ended December 31,		
		2020		**2019**
Golden Valley				
June 2020 option grant [(a)]	$	**90,495**	$	-
March 2020 option grant [(b)]		**60,203**		-
June 2019 option grant [(c)]		**18,832**		55,702
June 2018 option grant [(d)]		**86,374**		198,050
September 2016 option grant [(e)]		**-**		151,716
Share-based compensation expense	$	**255,904**	$	405,468

a) On June 26, 2020, the Company granted to its officers, directors and consultants incentive stock options entitling the purchase of an aggregate 25,000 common shares at an exercise price of $6.80 per share. The options are exercisable for a period of 5 years until June 26, 2025, subject to earlier termination in accordance with the terms of the Company's stock option plan. The options vest immediately on date of grant. The fair value of the 25,000 stock options granted has been estimated using the Black-Scholes option pricing model at $90,495. For the year ended December 31, 2020, an amount of $90,495 has been expensed relating to this incentive stock option.

b) On March 3, 2020, the Company granted to its officers and directors incentive stock options entitling the purchase of an aggregate 76,475 common shares (22,500 to directors and 53,975 to officers, at an exercise price of $5.00 per share). The options are exercisable for a period of 5 years until March 3, 2025, subject to earlier termination in accordance with the terms of the Company's stock option plan. The options vest immediately on date of grant. The fair value of the 22,500 stock options granted has been estimated using the Black-Scholes option pricing model at $60,203. For the year ended December 31, 2020, an amount of $60,203 has been expensed relating to this incentive stock options. The fair value of the 53,975 stock options granted has been determined to be $125,213, representing share-based payment equating to the cash portion of the 2018 and 2019 performance bonus to officers.

(Expressed in Canadian dollars unless otherwise noted)

18) SHARE-BASED PAYMENTS (continued)

Share-based compensation expense (continued)

c) On June 18, 2019, the Company granted to its officers, and consultants incentive stock options entitling the purchase of an aggregate 39,000 common shares at an exercise price of $3.40 per share. The options are exercisable for a period of 5 years until June 18, 2024, subject to earlier termination in accordance with the terms of the Company's stock option plan. Except for 20,000 options which vest over a period of 3 years unless there is a change of control event, in which case the options will vest immediately on occurrence of the change of control, all of the other options vest immediately on grant.

The fair value of the 39,000 stock options granted has been estimated using the Black-Scholes option pricing model at $84,980 of which to date $74,534 has been expensed. 5,700 incentive stock options have been exercised relating to this grant. For the year ended December 31, 2020, an amount of $18,832 (2019 -$55,702) has been expensed.

d) On June 21, 2018, the Company granted to its directors, officers, and consultants incentive stock options entitling the purchase of an aggregate 230,000 common shares at an exercise price of $2.75 per share. The options are exercisable for a period of 5 years until June 21, 2023, subject to earlier termination in accordance with the terms of the Company's Stock Option Plan. All the options vest equally over a period of 3 years unless there is a change of control event, in which case the options will vest immediately on occurrence of the change of control.

The fair value of the stock options granted has been estimated using the Black-Scholes option-pricing model at $455,441 of which to date $431,594 has been expensed. 8,000 incentive stock options have been exercised relating to this grant. For the year ended December 31, 2020, an amount of $86,374 (2019 -$198,050) has been expensed.

e) On September 30, 2016, the Company granted to its directors, officers, employees, and consultants incentive stock options entitling the purchase of an aggregate 930,593 common shares at an exercise price of $3.50 per share. The options are exercisable for a period of 10 years until September 30, 2026, subject to earlier termination in accordance with the terms of the Company's Stock Option Plan. All the options vest equally over a period of 3 years unless there is a change of control event, in which case the options will vest immediately on occurrence of the change of control.

The fair value of the stock options granted has been estimated using the Black-Scholes option-pricing model at $2,427,448 of which to date $2,393,622 has been expensed and $33,826 has been capitalized to exploration and evaluation assets. 106,177 incentive stock options have been cancelled and 2,500 incentive stock options have been exercised relating to this grant. For the year ended December 31, no amount has been expensed as incentive stock options under this grant have fully vested in 2019.

(Expressed in Canadian dollars unless otherwise noted)

18) SHARE-BASED PAYMENTS (continued)

Fair value of options granted

Refer to "Share Consolidation" section of Note 17 "Capital Stock".

The fair value of the granted options was determined using the Black-Scholes option pricing model and based on the following assumptions:

Date of Grant	June 26, 2020	March 3, 2020	June 18, 2019	June 21, 2018	September 30, 2016
Share price at date of grant	$ 6.80	$ 5.00	$ 3.40	$ 2.75	$ 3.50
Expected dividends yield	0%	0%	0%	0%	0%
Expected weighted volatility	70.44%	69.59%	79.95%	105.67%	125.00%
Risk-free interest average rate	0.31%	1.10%	1.33%	2.00%	1.00%
Expected average life	5 years	5 years	5 years	5 years	10 years
Exercise price at date of grant	$ 6.80	$ 5.00	$ 3.40	$ 2.75	$ 3.50

19) GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes general and administrative expenses:

	For the year ended December 31, 2020	2019
Office expenses	$ 167,659	$ 109,486
Advertising and exhibitions	154,434	81,390
Travelling and other	71,432	77,614
	$ 393,525	$ 268,490

(Expressed in Canadian dollars unless otherwise noted)

20) EQUITY TRANSACTIONS OF ABITIBI ROYALTIES

Dividends paid

On January 20, 2020, Abitibi Royalties' Board of Directors approved a 25% dividend increase from $0.12 to $0.15 per common share on an annualized basis. The payment of dividends also changed from quarterly to monthly. The increased dividend amount and the payment of dividends from quarterly to monthly began in April 2020. On December 7, 2020, Abitibi Royalties' Board of Directors further approved a 20% dividend increase from $0.15 to $0.18 per common share on an annualized basis.

For the year ended December 31, 2020, Golden Valley earned dividends of $798,748 (2019 - $336,315) from Abitibi Royalties. As at December 31, 2020, Golden Valley holds 5,605,246 common shares in Abitibi Royalties.

Normal Course Issuer Bid

On September 23, 2019, Abitibi Royalties announced it received conditional acceptance to renew its NCIB for another year until October 5, 2020. This new approval allows the Company to purchase up to 626,695 (representing 5% of the Company's total issued and outstanding common shares) of its common shares.

On September 24, 2020, Abitibi Royalties announced it received conditional acceptance to renew its NCIB for another year until October 5, 2021. This new approval allowed the Company to purchase up to 624,145 (representing 5% of the Company's total issued and outstanding common shares) of its common shares.

For fiscal year 2020, Abitibi Royalties repurchased and cancelled 48,100 shares at prices varying from $15.14 to $26.00 per share for a total of $994,051.

For fiscal year 2019, Abitibi Royalties repurchased and cancelled 61,100 of its common shares at prices varying from $9.40 to $16.15 for a total of $778,649.

Incentive stock option

Abitibi Royalties adopted a 20% fixed option plan in 2013. Pursuant to the fixed option plan, options, for an aggregate total of 1,740,200 common shares, may be granted to its directors, officers, employees, consultants, or management companies employees from time to time. Abitibi Royalties has not renewed its stock option plan and has not granted stock options under the current plan since 2014. There are no stock options available under the plan.

For the year ended December 31, 2019, Abitibi Royalties issued 81,171 of its common shares for a total consideration of $226,713 from the exercise of stock options at prices varying from $2.18 per share (47,733 stock options), $3.62 per share (13,438 stock options) and $3.70 per share (20,000 stock options).

21) FAIR VALUE MEASUREMENT

Fair value measurement of financial instrument

Financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
- Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
- Level 3: inputs for the assets or liabilities that are not based on observable market data.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement.

Cash and cash equivalent (Level 1), accounts receivable (Level 3), royalty receivable (Level 3), other assets (Level 3) and accounts payable and accrued liabilities (Level 3) are carried at amortized costs which approximate their fair value due to their short-term nature.

Short-term other assets consisting of money-market investment funds and marketable securities in the consolidated statement of financial position at December 31, 2020 and 2019 are classified in Level 1 and are recorded at fair value by reference to their quoted prices at the reporting date. The Company's short-term other assets relating to the investments in the common shares of a private company do not have a quoted market price in an active market and the Company has assessed a fair value of the investment based on their unobservable net assets. As a result, the fair value is classified within Level 3 of the fair value hierarchy. The process of estimating the fair value of these investments is based on inherent measurement uncertainties and is based on techniques and assumptions that emphasize both qualitative and quantitative information. There is no reasonable quantitative basis to estimate the potential effect of changing the assumptions to reasonably possible alternative assumptions on the estimated fair value of these investments.

Investments relating to the common shares of Agnico Eagle and Yamana held by Abitibi Royalties and the liability relating to the derivative financial instruments are classified as Level 1.

The method and valuation techniques used for the purpose of measuring fair value are unchanged compared to the previous reporting periods. There has been no movement between levels during the year.

(Expressed in Canadian dollars unless otherwise noted)

21) FAIR VALUE MEASUREMENT (continued)

The carrying amounts and fair value of financial instruments presented in the statement of financial position are as follows:

	December 31, 2020		December 31, 2019	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Financial Assets at amortized costs				
Cash and cash equivalents	$ 13,703,034	$ 13,703,034	$ 3,003,083	$ 3,003,083
Restricted cash	385,415	385,415	-	-
Account receivables	-	-	268,195	268,195
Royalty receivables	425,180	425,180	999,252	999,252
Dividend receivable	70,361	70,361	44,729	44,729
Other receivables	51,133	51,133	-	-
Due from related parties	59,517	59,517	45,750	45,750
Financial assets at fair value through profit and loss				
Short-term-term financial assets	406,280	406,280	534,774	534,774
Investments	49,501,916	49,501,916	50,636,738	50,636,738
	$ 64,602,836	$ 64,602,836	$ 55,532,521	$ 55,532,521
Financial liabilities				
Financial liabilities measured at amortized cost				
Accounts payable and accrued liabilities	$ 890,496	890,496	$ 727,745	727,745
Financial liabilities measured at fair value through profit and loss				
Derivatives financial instruments (level 1)	4,243,318	4,243,318	8,979,047	8,979,047
	$ 5,133,814	$ 5,133,814	$ 9,706,792	$ 9,706,792

(Expressed in Canadian dollars unless otherwise noted)

22) EARNINGS PER SHARE

Refer to "Share Consolidation" section of Note 17 "Capital Stock".

Both the basic and diluted earnings per share have been calculated using the net income attributable to owners of the Company as the numerator, i.e., no adjustment to the net income were necessary in either years ended December 31, 2020 and 2019.

		For the year ended December 31,		
		2020		2019
Net income attributable to shareholders of Golden Valley Mines Ltd.	$	**5,005,946**	$	3,282,652
Weighted average number of shares in circulation - basic		**13,494,205**		13,415,455
Dilutive effect of stock options and warrants		**774,889**		169,530
Weighted average number of shares		**14,269,094**		13,584,985
Basic earnings per share	$	**0.371**	$	0.245
Diluted eanings per share	$	**0.351**	$	0.245

For the year ended December 31, 2020, no stock options (10,000 stock options in 2019) were excluded from the calculation of diluted earnings per share attributable to shareholders of the Company as their exercise price was higher than the Company's average share price for the respective periods.

23) COMMITMENTS AND CONTINGENCIES

The Company has entered into agreements with officers and consultants that include termination and change of control clauses. In the case of termination, the officers and consultants are entitled to an amount equal to a multiple (ranging from one to two times) the annual base fee payable. In the case of a change of control, the officers and consultants are entitled to an amount equal to a multiple (ranging from one to three times) the sum of the annual base fee. As at December 31, 2020, the total annual base fee of the officers and consultants under the agreements is $765,000. As a triggering event has not taken place, the contingent payments have not been reflected in the consolidated financial statements.

24) RELATED PARTY TRANSACTIONS

The Company's related parties comprise of its joint key management and related companies, as described below. Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantees were given or received. Outstanding balances are usually settled in cash. Other than the related party transactions disclosed below, there were no other direct transactions with related parties other than routine payments for management and exploration services and grants of stock options.

(Expressed in Canadian dollars unless otherwise noted)

24) RELATED PARTY TRANSACTIONS (continued)

For the year ended December 31, 2020 and 2019, the compensation paid to key management for employee and consulting services for Golden Valley and its subsidiaries is presented below:

		For the year ended December 31, 2020		For the year ended December 31, 2019
Short-term employee benefits				
Salaries and bonuses (1)	$	**1,501,458**	$	1,179,719
Directors' fees		**280,000**		280,000
Benefits		**160,133**		154,371
Total short-term employee benefits		**1,941,591**		1,614,090
Other transactions with key management				
Rent (2)		**16,362**		8,196
Management fees (3)		**166,200**		166,200
Legal fees (4)		**-**		13,851
Fees relating to exploration and evaluation activities (5)		**72,190**		69,958
Total other transactions with key management		**254,752**		258,205
Share-based payments (6)		**234,187**		367,723
Total remuneration	$	**2,430,530**	$	2,240,018

1) Salaries and bonuses for the year ended December 31, 2020 include (a) fiscal year 2020 performance-based bonuses of $77,500 (2019 - $58,275) for the Company's officers, (b) fiscal year 2020 performance-based bonuses of $311,600 (2019 - $241,525) for Abitibi Royalties' Chairman of the Board, the President and Chief Executive Officer, and the Chief Financial, (b) long-term incentive share purchase special allocations of $170,000 (December 31, 2019 - $nil) for Abitibi Royalties' Board of directors, the President and Chief Executive Officer, and the Chief Financial Officer, of which the after-tax proceeds will be used by the recipients to purchase shares of Abitibi Royalties in the secondary market and are to retain such shares while serving as directors and officers of Abitibi Royalties.

   Salaries and bonuses for the year ended December 31, 2019 include cash performance bonus of $299,800 of which $241,525 and $58,275 were declared by Abitibi Royalties and the Company, respectively; and 2018 bonuses of $66,938 and 2019 bonuses of $58,275 to officers settled by the Company through the issuance of 539,750 incentive stock options.

2) For the year ended December 31, 2020, rent of $7,362 (2019 -$8,196) was paid by Abitibi Royalties to its President for use of Toronto Property as an office for Abitibi Royalties and rent of $9,000 (2019 -$nil) was paid to 2973090 Canada Inc., a company controlled by an officer and a director of the Company.

(Expressed in Canadian dollars unless otherwise noted)

24) RELATED PARTY TRANSACTIONS (continued)

3) Management fees paid by Golden Valley to 2973090 Canada Inc. a company controlled by an officer and a director of the Company.

4) Legal fees paid to a company with one of its principals being also a director of Golden Valley relating to claim and settlement in favour of the Company.

5) For the year ended December 31, 2020, fees relating to exploration and evaluation activities include $58,800 (2019 -$58,800) paid to 2973090 Canada Inc and of $13,390 (2019 -$11,158) paid to Rosatelli Exploration Services, a company controlled by an officer of the Company. 4)Share-based compensation relating to the incentive stock option program for officers and directors of the Company.

6) Share-based compensation relating to the incentive stock option program for officers and directors of the Company.

At the end of the year, some of the salaries, meeting fees and bonuses disclosed above had not been paid and were included in current liabilities. At December 31, 2020, $669,100 (2019 - $619,786) was included in account payables and accrued liabilities.

Transactions with related companies

Effective July 1, 2020, the Company entered into a Cost Sharing Arrangement (the "Sharing Arrangement") with companies related by common management, pursuant to which Golden Valley will provide certain management and financial services such as office space and administrative support relating to the exploration offices located at 2864 Chemin Sullivan, Val-d'Or, Québec, J9P 0B9, in consideration of $71,348 per year (the "reimbursement"), payable on a monthly basis. The Sharing Arrangement provides for the reimbursement to be reviewed on an annual basis. For the year ended December 31, 2020, reimbursement of $29,409 was received from related companies relating to this Sharing Agreement,

Val-d'Or Mining

For the year ended December 31, 2020, Golden Valley also recharged general and administrative expenses to Val-d'Or Mining, a company related by common management, for a total amount of $9,907.

For the year ended December 31, 2020, no consultant (2019 - $15,000) was recharged to Val-d'Or Mining relating to the services of the Company's CFO.

For efficiency reasons, where the Company and Val-d'Or Mining are dealing with the same suppliers one may pay for both and be reimbursed by the other. As at December 31, 2020, the Company had a net payable of $6,064 (December 31, 2019 -$21,687) due from Val-d'Or Mining, which is netted of due from related parties.

(Expressed in Canadian dollars unless otherwise noted)

24) RELATED PARTY TRANSACTIONS (continued)

International Prospect

For the year ended December 31, 2020, no consulting fees (2019 - $75,000) was recharged to International Prospect for the services provided by the Company's President and no consultant fees (2019 -$12,000) was recharged to International Prospect relating to the services of the Company's CFO.

As at December 31, 2020, Golden Valley has a receivable of $65,782 (December 31, 2019 -$68,520) with International Prospect relating to consulting fees recharged to International Prospect for the services provided by the Company's President in 2019.

25) ADDITIONAL INFORMATION - CASH FLOWS

Cash transactions

	For the year ended December 31,			
		2020		2019
Interest received related to operating activities	$	**71,375**	$	10,189
Dividends received related to investing activities		**615,525**		416,339
Royalties received related to operating activities		**1,259,770**		2,052,918

Changes in non-cash working capital items

	For the year ended December 31,			
		2020		2019
Royalty receivable	$	**574,072**	$	(985,147)
Accounts receivable		**268,195**		(42,260)
Prepaids and other receivables		**(165,600)**		(154)
Accounts payable and accrued liabilities		**287,963**		105,908
Income taxes payable		**2,464,798**		-
	$	**3,429,428**	$	(921,653)

Non-cash transactions

Non-cash transactions included in the statement of financial position are as follows:

	For the year ended December 31,			
		2020		2019
Options on exploration and evaluation assets received as shares of quoted mining exploration companies included in short-term other assets	$	**72,500**	$	67,505
Common shares received in Exploration and evaluation assets		**1,291,667**		356,913

26) FINANCIAL INSTRUMENTS

The Company is exposed to various risks in relation to financial instruments. The main types of risks are market risk, credit risk and liquidity risk. The Company focuses on actively securing short-to medium-term cash flows by minimizing the exposure to financial markets. The most significant financial risks to which the Company is exposed are described below.

a) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to the following two types of market risk: foreign currency risk and other price risk.

Foreign currency risk sensitivity

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Most of the Company's transactions are carried out in Canadian dollars. Currency risk arises from the Company's cash, dividends, and royalty revenues in foreign currency, which are primarily denominated in U.S. dollars. The Company does not enter into arrangements to hedge its foreign exchange risk. As at December 31, 2020 and 2019, foreign currency denominated financial assets and liabilities in U.S. dollars and which expose the Company to the currency risk are as follows:

		As at December 31,	
		2020	**2019**
Cash and cash equivalents	$	**7,125,721**	1,737,268
Restricted cash		**302,405**	-
Royalty receivable		**333,946**	769,366
Dividends receivable		**54,251**	35,497
Accounts payable and accrued liabilities		**(3,040)**	-
Derivative financial instruments		**(3,332,798)**	(6,913,341)
	$	**4,480,485**	(4,371,210)

A 1% change in the Canadian /U.S. exchange rate as at December 31, 2020 would have had an impact of $57,046 (2019- $56,774) on net income and comprehensive income of the year.

(Expressed in Canadian dollars unless otherwise noted)

26) FINANCIAL INSTRUMENTS (continued)

Other price risk sensitivity

The Company is exposed to fluctuations in the market prices of its investments in quoted mining companies, derivative financial instrument, marketable securities in quoted mining exploration companies. The fair value of these financial instruments represents the maximum exposure to price risk.

If the quoted price of these instruments had changed by 1% as at December 31, 2020 (1% as at December 31, 2019), net income and comprehensive income for the year would have changed by $489,865 (2019 - $421,925).

b) Credit risk

Credit risk is the risk that another party to a financial instrument fails to discharge its obligation and, thus, leads the Company to incur a financial loss. The Company's maximum exposure to credit risk is limited to the carrying amount of financial assets at the reporting date, as summarized below:

	As at December 31.			
		2020		2019
Cash and cash equivalents	$	**13,703,034**	$	3,003,083
Restricted cash		**385,415**		-
Account receivables		-		268,195
Royalty receivables		**425,180**		999,252
Prepaids and other receivables		**303,959**		123,546
Carrying amounts	$	**14,817,588**	$	4,394,076

The risk related to cash and restricted cash is considered negligible as the Company is dealing with a reputable financial institution whose credit rating is excellent. The Company's management considers that the above financial asset is of good credit quality. The credit risk exposure for the Company's accounts, royalty and dividends receivables and other assets is considered minimal as these receivables have since been received subsequent to year-end. The Company continuously monitors defaults of counterparties. No impairment loss has been recognized in the years presented.

(Expressed in Canadian dollars unless otherwise noted)

26) FINANCIAL INSTRUMENTS (continued)

c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Liquidity risk management serves to maintain a sufficient amount of cash and cash equivalents and to ensure that the Company has financing sources such as private and public investments for a sufficient amount. Over the past years, the Company has financed its exploration and evaluation programs, its working capital requirements and acquisitions of mining properties through private and flow-through placements and through dividends received from the shares it holds on Abitibi Royalties.

The Company's objective is to maintain cash and cash equivalents and short-term investments to meet its liquidity requirements. This objective was met for the reporting periods. The Company considers cash flows from financial assets in assessing and managing liquidity risk, in particular its cash and cash equivalents and short-term investments. The Company's existing cash and cash equivalents and short-term investments significantly exceeds the current cash outflow requirements.

The following table presents contractual maturities (including interest payments where applicable) of the Company's liabilities:

	As at December 31.	
	2020	**2019**
Within 3 months		
Accounts payable and accrued liabilities	**$ 890,496**	$ 727,745
Income taxes payable	**2,464,798**	-
Derivative financial instruments	**2,411,567**	6,576,429
	$ 5,766,861	$ 7,304,174
3 to 12 months		
Derivative financial instruments	**$ 135,341**	$ -
	$ 135,341	$ -
12 to 36 months		
Derivative financial instruments	**$ 1,696,410**	$ 2,402,618
	$ 1,696,410	$ 2,402,618

(Expressed in Canadian dollars unless otherwise noted)

27) CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company's capital management objectives are: to ensure the Company's ability to continue as a going concern; to increase the value of the assets of the business; and to provide an adequate return to owners.

These objectives will be achieved by identifying the right exploration projects, adding value to these projects and ultimately taking them through to production or sale and cash flow, either with partners or by the Company's own means and by identifying and acquiring the right potential royalty rights. The Company monitors capital on the basis of the carrying amount of equity. Capital for the reporting periods under review is comprised of share capital, warrants and contributed surplus. The Company is not exposed to any externally imposed capital requirements as at December 31, 2020 and 2019. The Company sets the amount of capital in proportion to its overall financing structure, i.e. equity and financial liabilities. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may return capital to shareholders, issue new shares, or sell assets to reduce payables. When financing conditions are not optimal, the Company may enter into option agreements or other solutions to continue its exploration and evaluation activities or may slow its activities until conditions improve. No changes were made in the objectives, policies and processes for managing capital during the year.

28) COMPARATIVE FIGURES

Comparative amounts in the Consolidated Statements of Financial Position and Cash flows were restated for consistency:

- As at December 31, 2019, an amount of $45,750 due from companies related by common management, netted against Accounts payable and accrued liabilities, have been reclassified to Due from related parties.

- Comparative amounts in the consolidated statements of cash flows were restated for consistency. Cash inflows from proceeds from settlement and sale of derivative financial instruments, including cash outflows from repurchase of derivative financial instruments have been reclassified from Financing activities to Investing activities for the year ended December 31, 2019. Cash receipts from option contracts are considered to be Investing activities unless such cash receipts are classified in Financing activities in accordance with IAS 7 "Statements of Cash Flows". As activities relating to option contracts are to generate future income and cash flows, classification of all activities relating to option contracts into Investing activities provides consistency. Furthermore, the change in fair value of investments have been restated to differentiate change in fair value of investments and associated derivatives. These reclassifications did not change the net increase in cash for the year ended December 31, 2019 nor the cash balance as at December 31, 2019.